Exhibit 99.1

[ • ], 2011

Dear fellow Ralcorp Holdings, Inc. shareholder:

Earlier this year, we announced our intention to separate our Post® brand ready-to-eat cereal products business into a new, publicly traded company, which we have named Post Holdings, Inc. As two distinct businesses, we believe Ralcorp and Post will be better positioned to capitalize on significant growth opportunities and provide greater focus on their respective businesses and strategic priorities.

Both of these companies have businesses with great assets and industry-leading products. Following the separation, Post will be the third largest seller of ready-to-eat cereal products in the United States based on market share. As an independent, publicly owned company, Post will be able to pursue its own growth strategies and prioritize investment spending and capital allocation accordingly. Ralcorp will continue to be the leading producer of private brand foods and a major supplier of foodservice products in North America. Ralcorp, too, will be able to better focus its capital structure and deployment strategy.

The separation will provide current Ralcorp shareholders with ownership interests in both Ralcorp and Post. Over time, we believe that the two companies, each with its own financial characteristics, may appeal to different investor bases. We expect that, for U.S. federal income tax purposes, the distribution of shares of Post common stock in the separation will be tax-free to Ralcorp shareholders, except with respect to cash received in lieu of a fractional share, and have requested a ruling from the Internal Revenue Service regarding the tax-free nature of the separation.

The separation will be completed by a pro rata distribution of at least 80% of the outstanding shares of Post common stock to holders of Ralcorp common stock. Each Ralcorp shareholder will receive [ • ] share[s] of Post common stock for every [ • ] share[s] of Ralcorp common stock held on [ • ], 2011, the record date for the distribution. You do not need to take any action to receive shares of Post common stock to which you are entitled as a Ralcorp shareholder. You do not need to pay any consideration or surrender or exchange your Ralcorp common shares.

We encourage you to read the attached information statement, which is being provided to Ralcorp shareholders who held shares on [ • ], 2011. The information statement describes the separation in detail and contains important business and financial information about Post.

We believe the separation meaningfully advances our businesses and interests of our shareholders. We remain committed to working on your behalf to continue to build long-term shareholder value.

Sincerely,

Kevin J. Hunt Co-Chief Executive Officer and President	David P. Skarie Co-Chief Executive Officer and President

[ • ], 2011

Dear future Post Holdings, Inc. shareholder:

On behalf of the entire Post team, I welcome you as a future shareholder. Our company is the third largest seller of ready-to-eat cereals in the United States based on market share. The Post cereals tradition began in 1895, and, since 1897, we have been offering consumers great tasting, high-quality and nutritious cereal products. We currently sell cereals under a number of iconic brand names, including Honey Bunches of Oats®, Pebbles®, Post Selects®, Great Grains®, Spoon Size® Shredded Wheat, Post® Raisin Bran, Grape-Nuts®, and Honeycomb®.

We believe that our brand names, our strength in the marketplace and our financial profile will allow us to excel as a stand-alone entity. As an independent company, we will be able to allocate capital more efficiently and have direct access to debt and equity capital markets. We anticipate that these characteristics will improve our ability to continue to develop innovative new products, pursue acquisitions and other growth opportunities, extend our brands into adjacent categories and increase our ability to motivate employees by providing compensation that is tied directly to our business results.

Our focused management team is highly motivated to be a growth-oriented company, making a difference in the branded foods business, and enhancing value for our customers and shareholders.

I encourage you to learn more about Post and our strategic initiatives by reading the attached information statement. Post intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “POST”.

We look forward to serving our customers and consumers and rewarding our shareholders as we begin a new and exciting chapter in our company’s history.

Sincerely,

William P. Stiritz
Chairman of the Board and Chief
Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2011

INFORMATION STATEMENT
Post Holdings, Inc.

Common Stock
(par value $0.01 per share)

This information statement is being furnished in connection with the separation of the Post® brand ready-to-eat cereal products business from Ralcorp Holdings, Inc. Ralcorp will complete the separation by distributing at least 80% of the outstanding shares of common stock of Post Holdings, Inc., a Missouri corporation formed for the purpose of holding the Post cereals business, to holders of Ralcorp common stock of record as of the close of business, Eastern Time, on [ • ], 2011, which will be the record date. Each such holder will receive [ • ] share[s] of Post common stock for every [ • ] share[s] of Ralcorp common stock held on the record date. The distribution will be effective at 11:59 p.m., Eastern Time, on [ • ], 2011. For Ralcorp shareholders who own common stock in registered form, in most cases the transfer agent will credit their shares of Post common stock to book-entry accounts established to hold their Ralcorp common stock. Our distribution agent will mail these shareholders a statement reflecting their Post common stock ownership shortly after [ • ], 2011. For shareholders who own Ralcorp common stock through a broker or other nominee, their shares of Post common stock will be credited to their accounts by the broker or other nominee.

We expect that, for U.S. federal income tax purposes, the distribution of Post common stock will be tax-free to Ralcorp shareholders, except with respect to cash received in lieu of a fractional share, and have requested a ruling from the Internal Revenue Service regarding the tax-free nature of the separation. See “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution.”

No shareholder approval of the separation is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Ralcorp shareholders will not be required to pay for the shares of Post common stock to be received by them in the separation, or to surrender or to exchange shares of Ralcorp common stock in order to receive Post common stock, or to take any other action in connection with the distribution. There is currently no trading market for Post common stock, although we expect that a limited market, commonly known as a “when issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Post common stock to begin on the first trading day following the completion of the separation. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “POST.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [ • ], 2011.

This information statement was first mailed to Ralcorp shareholders on or about [ • ], 2011.

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Industry and Market Data

This information statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources and we cannot guarantee its accuracy or completeness.

Trademarks and Service Marks

The logos, trademarks, trade names, and service marks mentioned in this information statement, including Honey Bunches of Oats®, Pebbles®, Post Selects®, Great Grains®, Spoon Size® Shredded Wheat, Post® Raisin Bran, Grape-Nuts®, and Honeycomb® are currently the property of, or are used with the permission of, Post or Ralcorp. We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is owned by such company.

About this Information Statement

Except as otherwise indicated or unless the context otherwise requires, all references to “we,” “our,” “us,” “Post” or the “Company” refer to Post Holdings, Inc., a Missouri corporation, together with its consolidated subsidiaries. References in this information statement to “Ralcorp” refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries (other than Post). “Post cereals business” refers to the branded ready-to-eat cereal products business of Ralcorp. Post Holdings, Inc. was formed in anticipation of the separation and upon completion of the separation, will own directly or through subsidiaries the Post cereals business. All references to “we,” “our,” “us,” “Post” or the “Company” in the context of historical results refer to the Post cereals business. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of Post, which are comprised of the assets and liabilities of the Post cereals business, assumes the completion of all the transactions referred to in this information statement in connection with the separation of Post from Ralcorp, including the financing transactions involving Post.

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

The following is a brief summary of the terms of the separation. Please see “The Separation” for a more detailed description of the matters described below.

Q:	What is the separation?

A:	The separation is a series of transactions by which Ralcorp will separate the Post cereals business from Ralcorp’s other businesses. To complete the separation, Ralcorp will distribute at least 80% of the outstanding Post common stock to its shareholders, creating two separate, publicly traded companies. We refer to the method of completing the separation as a “distribution.”

Q:	What is Post Holdings, Inc.?

A:	Post Holdings, Inc. is a newly formed wholly owned subsidiary of Ralcorp created for the purpose of completing the separation. It will hold, directly or indirectly, all of the assets and liabilities of the Post cereals business, including Post Foods, LLC, which currently holds substantially all of the U.S. assets and liabilities of the Post cereals business. Following the separation, Post will be a separate company from Ralcorp. The number of shares of Ralcorp common stock you own will not change as a result of the separation.

Q:	What is being distributed in the separation?

A:	Ralcorp will distribute to you [ • ] share[s] of Post common stock for every [ • ] share[s] of Ralcorp common stock held on the record date. Based on approximately [ • ] million shares of Ralcorp common stock outstanding as of [ • ], a total of approximately [ • ] million shares of Post common stock will be distributed. Ralcorp will retain up to an additional [ • ] million shares of Post common stock following the distribution. As a result of the separation, your proportionate interest in Ralcorp will not change; however, you will own a reduced percentage of equity securities and voting power in Post compared to Ralcorp on the record date, due to the retention of Post common stock by Ralcorp. For a more detailed description, see “The Separation.” At the time of the distribution, each share of Post common stock will have attached to it one preferred stock purchase right. See “Description of Capital Stock.”

Q:	Why is the separation of Post structured as a distribution and not a sale?

A:	Ralcorp believes that a distribution of shares of Post common stock to Ralcorp shareholders is a tax-efficient way to separate the Post cereals business from the rest of Ralcorp in a manner that will create long-term value for Ralcorp shareholders. Compared to a sale of Post, the distribution also offers a higher degree of certainty of completion in a timely manner, and provides greater assurance that decisions regarding Post’s capital structure support future financial stability.

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of the close of business, Eastern Time, on [ • ], 2011, which we refer to as the “record date.” The person in whose name shares of Ralcorp common stock are registered at the close of business on the record date is the person to whom shares of the Post common stock will be issued in the distribution.

Q:	When will the distribution occur?

A:	We expect that shares of Post common stock will be distributed by the distribution agent, on behalf of Ralcorp, effective at 11:59 p.m. on [ • ], 2011, which we refer to as the “distribution date.”

Q:	What will the relationship between Ralcorp and us be following the separation?

A:	Following the separation, we will be a public company and Ralcorp will own no more than 20% of our outstanding common stock for a limited period of time. In connection with the separation, we and Ralcorp have entered into the Separation and Distribution Agreement and have entered or will enter into several other agreements for the purpose of accomplishing the separation of our business from Ralcorp’s other businesses and the related financing transactions. These agreements also will govern our relationship with Ralcorp subsequent to the separation and provide for the allocation of employee benefit, tax and some

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other liabilities and obligations attributable to periods prior to the separation. These agreements will also include arrangements with respect to transition services, a number of ongoing commercial relationships and the ownership and disposition of Post shares retained by Ralcorp. The Separation and Distribution Agreement will provide that we and Ralcorp agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us by Ralcorp. See “Arrangements between Ralcorp and Post.”

Q:	How will Ralcorp vote any shares of our common stock it retains?

A:	Ralcorp has agreed to vote any shares of our common stock that it retains in proportion to the votes cast by our other shareholders and will grant us a proxy with respect to such shares. For additional information on these voting arrangements, see “Arrangements between Ralcorp and Post — Shareholder’s and Registration Rights Agreement.”

Q:	What does Ralcorp intend to do with any shares of our common stock it retains?

A:	Ralcorp currently plans to dispose of all of our shares through one or more subsequent exchanges for Ralcorp common stock. Any shares not disposed of by Ralcorp pursuant to such exchanges will be otherwise disposed of by Ralcorp as soon as practicable consistent with the business reasons for the retention, but in no event later than five years after the distribution.

Q:	What do I have to do to participate in the distribution?

A:	No action is required on your part. Shareholders of Ralcorp on the record date are not required to pay any cash or deliver any other consideration, including any shares of Ralcorp common stock, for the shares of our common stock distributable to them. However, we encourage you to read this document carefully.

Q:	How will Ralcorp distribute shares of Post common stock to me?

A:	If you own Ralcorp common stock as of the close of business on the record date, Ralcorp, with the assistance of Computershare Trust Company (“Computershare”), the distribution agent, will electronically issue shares of Post common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Post will not issue paper stock certificates. If you are a registered shareholder (meaning you own your stock directly through an account with Ralcorp’s transfer agent, Computershare), Computershare will mail you a book-entry account statement that reflects the number of Post shares you own. If you own your Ralcorp shares through a bank or brokerage account, your bank or brokerage firm will credit your account with the Post shares. See “The Separation — Manner of Effecting the Separation” for a more detailed explanation.

Q:	If I sell shares of Ralcorp common stock that I held on the record date on or before the distribution date, am I still entitled to receive shares of Post common stock distributable with respect to the shares of Ralcorp common stock I sold?

A:	If you sell your shares of Ralcorp common stock on or before the distribution date, you may also be selling your right to receive shares of Post common stock. See “The Separation — Trading Between the Record Date and Distribution Date.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your Ralcorp common stock on or before the distribution date.

Q:	How will fractional shares be treated in the separation?

A:	No fractional shares of Post common stock will be distributed in connection with the distribution. Fractional shares that Ralcorp shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares. See “The Separation — Treatment of Fractional Shares.”

Q:	How will options and other awards linked to Ralcorp common stock be treated in the separation?

A:	At the time of the distribution, the outstanding options to purchase Ralcorp stock, as well as any stock appreciation rights, restricted stock equivalent awards or other Ralcorp equity awards, held by current Post employees who remain Post employees after the distribution date and former Post employees, will be converted to equity awards that relate solely to Post common stock in a manner designed to reflect the intrinsic value of such awards at the time of separation. At the time of the distribution, the terms of the outstanding options, stock appreciation rights, restricted stock equivalent awards, and other Ralcorp equity awards held by the current employees who remain Ralcorp’s employees after the distribution date and Ralcorp’s former employees, will be appropriately adjusted to reflect the intrinsic value of such awards at the time of separation.

Q:	What happens to Ralcorp common stock held in the savings investment plan?

A:	Accounts of current and former Post and Ralcorp employees that hold Ralcorp stock in the Ralcorp stock fund in the Ralcorp savings investment plan, or “SIP,” as of the record date will receive in the distribution shares of Post common stock. Such Post shares will be included in a new, temporary Post stock fund under the Ralcorp SIP. In conformity with the fiduciary responsibility requirements of ERISA, the shares of Post common stock held in the temporary Post stock fund following the distribution will be disposed of and allocated to another investment alternative available under the Ralcorp SIP. Post employees may elect to rollover their account balances from the Ralcorp SIP, if elected in accordance with applicable law and the terms of the plans. Such rollover distributions will be in the form of cash and, as applicable, promissory notes with respect to loans.

Q:	What is the reason for the separation?

A:	The benefits considered by Ralcorp’s board of directors in making the determination to approve the separation included the following:

• Ralcorp’s board of directors believes that the separation will, over time, increase the aggregate equity value of Ralcorp and Post relative to the equity value of Ralcorp prior to the separation, in part because the separation will make the common stock of Ralcorp and Post available to classes of investors who seek an investment that offers the growth, risk and sector exposure of either Ralcorp or Post, but not that of the combined company. There can be no assurance, however, as to the future market price of Ralcorp or Post common stock. See “Risk Factors — Risks Related to Our Common Stock.” The Ralcorp board of directors believes that increase in equity value would further facilitate growth of the separated businesses by reducing the costs of equity compensation and acquisitions undertaken with equity consideration;

• the separation will enable each of the separated companies to implement a capital structure that is tailored to the needs of the businesses it operates;

• the separation is intended to allow management of each separated company to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company, to maintain a sharper focus on core business and growth opportunities, and to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business;

• the separation provides both companies heightened strategic flexibility to form partnerships and alliances in their product markets, unencumbered by considerations of the potential impact on the other businesses;

• the separation will provide each company with a liquid equity currency, and will enable each of the separated companies to offer equity-based incentive compensation arrangements for its key employees that are directly related to the performance of its businesses and thereby more closely align employee and shareholder interests;

• as a separate company, Post may be able to attract greater media attention and press coverage, which could strengthen its ability to promote its brands; and

• the separated businesses will no longer need to compete internally for capital; instead, both companies will have direct access to capital markets to fund their growth plans and can appeal to investor bases who understand the respective businesses of the separated companies.

Ralcorp’s board of directors also considered several factors that might have a negative effect on Ralcorp and Post as a result of the separation, but concluded that the potential benefits of the separation outweighed those negative factors.

Over the course of the last 12 months, the Ralcorp board of directors has evaluated various strategic alternatives for the Post business for the benefit of Ralcorp and its shareholders. In July 2011, the Ralcorp board of directors determined in principle to separate Post from the remaining Ralcorp businesses for the reasons described above. The Ralcorp board of directors continues to believe that the Post separation is in the best interests of Ralcorp’s shareholders. In making such determination, the Ralcorp board of directors considered the acquisition proposals made by ConAgra Foods, Inc., including its proposal to acquire Ralcorp for $94 per share in cash and, after consultation with financial and legal advisors, rejected such proposal, which was subsequently withdrawn on September 19, 2011. The Ralcorp board of directors believes that the potential to unlock value for Ralcorp’s shareholders by separating Post and allowing each of Ralcorp and Post to reach its full growth potential makes the separation advisable and in the best interests of Ralcorp shareholders, and believes these factors further support its determination to reject the ConAgra proposals.

For a more detailed discussion of the reasons for the separation, as well as of the potential negative consequences that Ralcorp’s board of directors considered, see “The Separation — Reasons for the Separation.”

Q:	Are there significant costs to separation?

A:	Ralcorp currently expects to incur one-time, non-recurring pre-tax separation costs of approximately $[ • ] million in connection with the consummation of the separation. Nearly all of these costs will be incurred by Ralcorp prior to the distribution date and do not include incremental capital expenditures related to the separation. To the extent additional separation costs are incurred by Post after the separation, they will be the responsibility of Post. In addition, there are expected to be total net incremental costs incurred on a going-forward basis in connection with operating Post as an independent publicly traded company. These costs are currently expected to range between approximately $10 million and $20 million annually. For more information regarding the costs of the separation and ongoing incremental costs, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” included in this information statement.

Q.	Can Ralcorp decide to cancel the distribution of the common stock even if all the conditions have been met?

A:	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. For more information, see “The Separation — Conditions to the Distribution.” However, Ralcorp also has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of Ralcorp determines that the distribution is not in the best interests of Ralcorp and its shareholders.

Q:	Does Post intend to pay cash dividends?

A:	Currently, we do not expect to pay any cash dividends on our common stock for the foreseeable future.

Q:	How will Post common stock trade?

A:	There is not currently a public market for our common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol “POST.” It is anticipated that trading will commence on a “when-issued” basis prior to the distribution. On the first trading day following the distribution date, “when-issued” trading in respect of our common stock will end and “regular-way” trading will begin.

Q:	Will the separation affect the trading price of my Ralcorp common stock?

A:	Yes. We expect that after the distribution, the trading price of Ralcorp common stock will be lower than the “regular-way” trading price of the Ralcorp common stock immediately prior to the distribution, because the price will no longer reflect the value of the Post common stock distributed. Moreover, until the market has evaluated the operations of Ralcorp without the operations of Post, the trading price of Ralcorp common stock may fluctuate significantly. Ralcorp believes the separation of Post from Ralcorp provides the opportunity to unlock significant value for the separated companies and their respective shareholders. However, there can be no assurance as to trading prices after the separation and it is possible that the combined trading prices of Ralcorp common stock and Post common stock after the separation may be lower than the trading price of Ralcorp common stock prior to the separation. See “Risk Factors” beginning on page 10.

Q:	What financing transactions will Post undertake in connection with the separation?

A:	As part of the separation, we expect to incur approximately $1,125 million of new indebtedness, which we expect to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes, which we expect to initially issue to Ralcorp. We expect that a portion of the proceeds from the credit facilities, in the amount of $[ • ] million, will be transferred to Ralcorp in connection with the separation and a portion will be used to directly or indirectly acquire the assets of the Canadian operations of the Post cereals business. The indebtedness may initially be incurred by Post Foods, LLC, and assumed by us in connection with the separation.

We expect that Ralcorp will transfer the senior notes to certain financial institutions, which we refer to as “exchange counterparties,” in order to satisfy certain of its then outstanding debt obligations. We refer to this transfer as a “debt exchange.” As a result of these financing transactions, Ralcorp will receive in connection with the separation approximately $[ • ] million in cash from us or Post Foods, LLC, and approximately $875 million in cash from the exchange counterparties. At the same time, we expect to incur indebtedness in the total amount of $1,125 million, for which we will not retain any cash following the separation (except to the extent of any retained proceeds from the credit facilities). We expect that the exchange counterparties may subsequently transfer our senior notes obtained from Ralcorp in the debt exchange. See “Description of Financing Transactions and Material Indebtedness.”

Q:	Do I have appraisal rights?

A:	No. Holders of Ralcorp common stock are not entitled to appraisal rights in connection with the separation.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the distribution, you should contact the distribution agent:

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
(877) 498-8861

Before the separation, if you have questions relating to the separation, you should contact:

Ralcorp Holdings, Inc.
800 Market Street
St. Louis, Missouri 63101
Attention: Investor Relations

After the separation, if you have questions relating to Post, you should contact:

Post Holdings, Inc.
[ • ]
Attention: Investor Relations

SUMMARY

The following is a summary of some of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this information statement, which should be read in its entirety.

Our Company

Overview

The Post cereals business is the third largest seller of ready-to-eat cereals in the United States based on market share, with a market share of approximately 11.3% based on revenues for the 52-week period ended August 27, 2011, according to information available from A.C. Nielsen. Our products are manufactured through our flexible production platform consisting of four owned primary facilities and sold through a variety of channels such as grocery stores, mass merchandisers, club stores, drugstores, convenience stores and foodservice establishments. Our portfolio includes diverse offerings such as Honey Bunches of Oats, Pebbles, Post Selects, Great Grains, Spoon Size Shredded Wheat, Post Raisin Bran, Grape-Nuts, and Honeycomb. We leverage the strength of our brands, category expertise, leadership, and over a century of institutional knowledge to create a diverse portfolio of cereals that enhance the lives of our customers.

For more than 110 years, Post has produced great-tasting, high-quality and nutritious cereal products that have defined the breakfast experience for generations of families. Our tradition began in 1895 when Charles William (C.W.) Post made his first batch of “Postum,” a cereal beverage, in Battle Creek, Michigan. By doing so, Post entered an emerging cereal industry that has developed into a retail grocery category with approximately $9.0 billion in annual sales, based on information available from A.C. Nielsen. Two years later in 1897, Post introduced Grape-Nuts cereal, one of the first ready-to-eat cold cereals, which we continue to offer consumers today.

From 1925 to 1929, our predecessor, Postum Cereal Company, acquired over a dozen companies and expanded its product line to more than 60 products. The company changed its name to General Foods Corporation and over several decades introduced household names such as Post Raisin Bran (1942), Honeycomb (1965), Pebbles (1971) and Honey Bunches of Oats (1990). General Foods was acquired by Philip Morris Companies in 1985, and subsequently merged with Kraft Foods (Kraft) in 1989. In 2008, the Post cereals business was split off from Kraft and combined with Ralcorp.

The Post cereals business generated net sales of $730.4 million and net income of $55.3 million during the nine months ended June 30, 2011 and net sales of $996.7 million and $1,072.1 million and net income of $92.0 million and $101.1 million during the fiscal years ended September 30, 2010 and 2009, respectively.

Competitive Strengths

Our key competitive strengths are our strong brand recognition, successful recent product innovations, flexible manufacturing capabilities and multiple growth opportunities.

Iconic brands with leading market positions.  We believe our cereals have been staples among U.S. households for more than a century. We command a 11.3% market share of the ready-to-eat cereal category, led by Honey Bunches of Oats, the third largest brand of ready-to-eat cereal in the United States by revenue, according to information available from A.C. Nielsen. Our diverse portfolio of brands includes balanced (Honey Bunches of Oats, Great Grains, Post Selects), sweetened (Pebbles, Honeycomb, Golden Crisp, Waffle Crisp, Alpha-Bits) and unsweetened (Raisin Bran, Shredded Wheat, Grape Nuts) ready-to-eat cereal products.

Successful track record of product innovation.  Developing new cereals that enhance our customers’ daily lives is our passion. Our history chronicles over a century of creative leadership that includes the introduction of Grape-Nuts, one of the first ready-to-eat cold cereals, the marketing of Pebbles, an early example of co-

branding, and the development of fifteen different flavor varieties of Honey Bunches of Oats since 1990. More recently, 2011 marked the introduction of Honey Bunches of Oats Raisin Medley, a unique combination of crunchy oat clusters, crispy multi-grain flakes and three different kinds of raisins; the relaunch of Great Grains, a less processed offering with “whole food” ingredients; and the launch of Pebbles Treats, an extension of the Pebbles brand into the snack bars category. Since its introduction, Honey Bunches of Oats Raisin Medley has achieved all commodity volume (ACV) of 46% and a 0.15% share of the ready-to-eat cereal category in measured channels based on information available from A.C. Nielsen, becoming the fourth largest flavor within the Honey Bunches of Oats family of products. We believe our focus on leveraging our institutional knowledge to meet evolving consumer tastes differentiates us from our competitors and ensures our continued prominence on grocery shelves and breakfast tables alike.

Diverse customer base and robust distribution channels.  We sell our products through major U.S. food distribution channels, including grocery, mass merchandise, supercenters, club stores, drugstore, convenience stores and foodservice. We have strong, long-standing, nationwide relationships with all our major customers, including Wal-Mart, Inc. The breadth of our multi-channel sales and distribution system allows us to capitalize on above-average growth trends within certain channels and customers.

Strong cash flow generation.  We have generated significant cash flows from our operations. Beginning in fiscal 2009 through the first three quarters of 2011, the net cash provided by operating activities has cumulatively amounted to $474.8 million. We attribute our strong financial performance to our industry-leading operating income margins, efficient working capital management and modest capital expenditure requirements.

Flexible manufacturing facilities and processes.  We operate 2.7 million square feet of owned manufacturing space across our four primary facilities in Battle Creek, Michigan; Jonesboro, Arkansas; Modesto, California; and Niagara Falls, Ontario. Through our flexible manufacturing capabilities, we believe that we can reduce our costs and effectively manage production assets, thereby minimizing our capital investment and working capital requirements. We manufacture a significant portion of our products, allowing us to control the manufacturing process, improve the quality of our existing products, introduce new products and enhance margins.

Multiple growth opportunities.  We have multiple opportunities to grow our revenues through a variety of initiatives. We believe that we have a significant opportunity to increase our share of the ready-to-eat cereal category by continuing to introduce innovative and differentiated products that appeal to consumers focused on great-tasting and healthy breakfast alternatives. We are also focused on increasing our sales by extending the distribution of our products into alternative sales channels, such as convenience stores and drug stores. In addition, we believe that we can grow our sales in the broader cereal aisle by creating and expanding into new, adjacent product categories and potentially offering complementary products, such as Pebbles Treats, which we introduced in fiscal 2011.

Growth Strategy

Our strategy is to leverage the strength of our brands in an effort to grow our revenues and market share. In addition, we intend to expand our platform of iconic brands by identifying opportunities to extend those brands into new product lines or markets as well as potential complementary acquisitions. To achieve these goals, we intend to:

Focus on new product innovation.  After the separation, we will be the third largest seller of ready-to-eat cereal products in the United States based on market share. We intend to introduce new, innovative products to drive increased market share and category growth and reformulate existing products to address changing consumer preferences, thereby keeping our brands relevant and successful. Our research and development strategy is focused on new product development, improvements of our existing products and cost reductions in, and enhancements of, our products and packaging. We plan to continue to leverage our strong brand names, established customer relationships and research and development efforts to introduce innovative products that offer enhanced value to consumers through new formulations and unique taste profiles. This emphasis on new products and innovation can drive higher margins based on the uniqueness and desirability of our products in the marketplace.

Pursue acquisitions and other growth opportunities.  Our acquisition strategy will focus on businesses or brands that can strengthen our current portfolio of branded products or enable us to expand into complementary categories or geographic regions that drive scale in our operations and presence with key retailers. We believe that the fragmented nature of the consumer foods market will continue to provide opportunities for growth through acquisitions of complementary businesses. Our acquisition and business development strategy will focus on businesses and brands with product offerings that can be marketed through our existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies.

Extend our brands into adjacent categories.  We plan to leverage the strength of some of our most important brands by extending those brands into adjacent categories, particularly within the broader cereal aisle. In fiscal 2011, we took advantage of the distinct Pebbles brand to launch our first product outside of ready-to-eat cereal, Pebbles Treats. To date, we have gained a 12% share of the treats category in measured channels for the 52-week period ended August 6, 2011 based on information available from A.C. Nielsen and have driven overall category growth for our customers. We believe that the total cereal aisle, including ready-to-eat cereal, hot cereal and cereal bars, generates annual revenues of approximately $13.5 billion based on information available from A.C. Nielsen. We plan to invest in a number of our brands to grow and leverage those brands with additional new products in adjacent categories.

Utilize strong cash flow generation to enhance shareholder value.  We have historically generated substantial cash flow from operations, supported by strong margins. We plan to invest in projects designed to further lower our costs and to optimize the location, function and utilization of our manufacturing and distribution facilities. We expect to increase the productivity and flexibility of our manufacturing capabilities, enabling us to maintain our margins while better serving our customers. We anticipate our ability to generate substantial cash flow from operations, combined with our anticipated capital expenditure requirements and lower expected operating costs, will also enable us to pay down debt, make acquisitions, as well as return cash to shareholders via share repurchases and dividends, when appropriate.

Risk Factors

We are subject to a number of risks, including risks related to our business, the separation and the financing transactions, and our common stock. Among other risks, (i) we compete in a mature category with strong competition; (ii) we may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products; (iii) a decline in demand for ready-to-eat cereals could adversely affect our financial performance; (iv) following the separation, we will have substantial debt and high leverage, which could adversely affect our business; (v) the agreements governing our debt, including our new credit facilities and the indenture governing our senior notes, may contain various covenants that impose restrictions on us that may affect our ability to operate our business; (vi) our historical financial results as a business segment of Ralcorp and our unaudited pro forma condensed combined financial statements may not be representative of our results as a separate, stand-alone company; (vii) because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the separation; (viii) future stock sales could adversely affect the trading price of our common stock following the separation; and (ix) your percentage ownership in Post may be diluted in the future.

For a thorough discussion of risk factors associated with our business, the separation, the financing transactions and our common stock, see “Risk Factors” beginning on page 10.

Other Information

Post Holdings, Inc. was incorporated in Missouri on September 22, 2011. Our principal executive offices are located at [ • ]. Our telephone number is [ • ]. Our website address is www.postfoods.com. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement or in the Form 10.

Terms of the Separation

The following provides a summary of the material terms of the separation.

Distributing company	Ralcorp Holdings, Inc.

Distributed company	Post Holdings, Inc. Currently, Post is a Missouri corporation and is a wholly owned subsidiary of Ralcorp that was formed to hold directly or indirectly all of the assets and liabilities of the Post cereals business. After the distribution, Post will be an independent publicly traded company.

Distribution ratio	Each holder of Ralcorp common stock will receive [ • ] share[s] of Post common stock for each [ • ] share[s] of Ralcorp common stock held on the record date.

Distributed securities	Ralcorp will distribute at least 80% of the shares of Post common stock owned by Ralcorp immediately prior to the distribution. Based on the approximately [ • ] shares of Ralcorp common stock outstanding on [ • ], 2011, and applying the distribution ratio of [ • ] share[s] of Post common stock for [ • ] share[s] of Ralcorp common stock, approximately [ • ] shares of Post common stock will be distributed to Ralcorp shareholders who hold Ralcorp common stock as of the record date. At the time of the distribution, each share of Post common stock will have attached to it one preferred stock purchase right.

Fractional shares	No fractional shares of Post stock will be issued. The shareholders who would otherwise be entitled to a fractional share will receive a cash payment for the value thereof.

Record date	The record date for the distribution is the close of business on [ • ], 2011.

Distribution date	The distribution date is [ • ], 2011.

Distribution method	Post common stock will be issued only in book-entry form. No paper stock certificates will be issued.

Conditions to the distribution	The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Ralcorp of the following conditions, among other conditions described in this information statement:

• Ralcorp’s board of directors shall have duly approved the Separation and Distribution Agreement and the transactions contemplated thereby;

• Ralcorp shall have received (i) a private letter ruling from the Internal Revenue Service, or “IRS,” in form and substance satisfactory to the Ralcorp board of directors, regarding the qualification of the separation and certain related transactions as transactions that are generally tax free for U.S. federal income tax purposes, and (ii) to the extent such qualification is not addressed by such ruling, an opinion of counsel, in form and substance satisfactory to the Ralcorp board of directors, to the same effect, which ruling and opinion shall not have been withdrawn or modified.

• an independent firm acceptable to Ralcorp, in its sole and absolute discretion, shall have delivered one or more opinions to

Ralcorp’s board of directors confirming the solvency and financial viability of Ralcorp and Post, which opinions shall be in form and substance satisfactory to Ralcorp, in its sole and absolute discretion, and shall not have been withdrawn or rescinded;

• Ralcorp and Post shall have received all permits, registrations and consents required under the securities or the “blue sky” laws of states or other political subdivisions of the United States or of foreign jurisdictions;

• our registration statement on Form 10, of which this information statement is a part, and a registration statement related to our equity incentive awards shall have become effective and no stop order shall be in effect or, to Ralcorp’s or our knowledge, threatened relating to such registration statements;

• prior to the distribution, this information statement shall have been mailed to the holders of Ralcorp common stock as of the record date;

• the Post common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

• prior to the distribution, all of Ralcorp’s representatives or designees shall have resigned or been removed as officers and from all boards of directors or similar governing bodies of entities affiliated with Post, and all of Post’s representatives shall have resigned or been removed from all such bodies of Ralcorp;

• Ralcorp and Post shall have received all governmental approvals and consents and all third party consents necessary to effect the separation and to permit the operation of Post after the distribution date;

• no order, injunction or decree issued by any court or other governmental authority or other legal restraint preventing consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement, shall be in effect;

• the financing transactions and other transactions to effect the separation of businesses of Ralcorp and Post, as described in the Separation and Distribution Agreement, shall have been consummated;

• Ralcorp and Post shall have each received credit ratings from credit rating agencies that are satisfactory to Ralcorp in its sole and absolute discretion;

• the distribution shall not violate or result in a breach of applicable law or any material contract of Ralcorp or Post or their subsidiaries; and

• no other events or developments shall have occurred or shall exist that, in the judgment of Ralcorp’s board of directors, in its sole and absolute discretion, would make it inadvisable to effect the distribution.

The satisfaction of the foregoing conditions does not create any obligations on Ralcorp’s part to effect the separation, and Ralcorp’s board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the separation, including by accelerating or delaying the timing of the consummation of all or part of the separation, at any time prior to the distribution date.

Stock exchange listing	We intend to apply to have our shares of common stock approved for listing on the New York Stock Exchange under the ticker symbol “POST.”

Material U.S. federal income tax consequences	Assuming the separation and certain related transactions qualify as transactions that are generally tax free for U.S. federal income tax purposes, no gain or loss will be recognized by a shareholder, and no amount will be included in the income of a shareholder upon the receipt of shares of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares.

Certain agreements with Ralcorp	Before the separation, Post will enter into the Separation and Distribution Agreement and several other agreements with Ralcorp to effect the separation and distribution and provide a framework for its relationships with Ralcorp. These agreements will govern the relationships between Ralcorp and Post subsequent to the completion of the separation and provide for the allocation between Ralcorp and Post of Ralcorp’s assets, liabilities and obligations attributable to periods prior to the separation. We will also enter into a Shareholder’s and Registration Rights Agreement with Ralcorp, pursuant to which, among other things, we will agree that, upon the request of Ralcorp, we will use reasonable best efforts to effect the registration under applicable securities law of any shares of our common stock retained by Ralcorp.

For a discussion of these arrangements, see the section entitled “Arrangements between Ralcorp and Post.”

Financing arrangements	As part of the separation, we expect to incur approximately $1,125 million of new indebtedness, which we expect to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes, which we expect to initially issue to Ralcorp. We expect that a portion of the proceeds from the credit facilities, in the amount of $[ • ] million, will be transferred to Ralcorp in connection with the separation and a portion will be used to directly or indirectly acquire the assets of the Canadian operations of the Post cereals business. The indebtedness may initially be incurred by Post Foods, LLC, and assumed by us in connection with the separation.

We expect that Ralcorp will transfer the senior notes to exchange counterparties, in order to satisfy certain of its then outstanding debt obligations. We expect that the exchange counterparties may subsequently transfer our senior notes obtained from Ralcorp in the debt exchange.

Transfer agent	[ • ]

Summary Historical and Pro Forma Financial Information

The following table presents our summary historical and unaudited pro forma condensed combined financial data. The condensed combined statement of earnings data for the nine months ended June 30, 2011 and for each of the fiscal years ended September 30, 2010 and 2009 and the condensed combined balance sheet data as of June 30, 2011 and September 30, 2010 are derived from our audited combined financial statements included elsewhere in this information statement.

The unaudited pro forma condensed combined statements of earnings for the nine-months ended June 30, 2011 and the year ended September 30, 2010 and the unaudited pro forma condensed combined balance sheet as of June 30, 2011 have been adjusted to give effect to the following transactions:

•	the incurrence of $1,125 million of new indebtedness, which is expected to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes;

•	the distribution of approximately [ • ] shares of our common stock to holders of Ralcorp common stock, based upon the number of Ralcorp shares outstanding on [ • ], 2011;

•	our anticipated post-separation capital structure; and

•	the settlement of intercompany account balances between us and Ralcorp through cash or contribution to equity.

The unaudited pro forma condensed combined statement of earnings data for the nine months ended June 30, 2011 and the year ended September 30, 2010 assume the separation and related transactions had occurred as of October 1, 2009. The unaudited pro forma condensed combined balance sheet data assumes the separation and related transactions occurred on June 30, 2011. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial data are not necessarily indicative of our results of operations or financial condition had the separation and our anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition. Further information regarding the pro forma adjustments listed above can be found within the “Unaudited Pro Forma Condensed Combined Financial Statements” section of this information statement.

The summary historical and unaudited pro forma condensed combined financial data presented below should be read in conjunction with our audited combined financial statements and accompanying notes, unaudited interim condensed combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this information statement.

	Nine Months Ended June 30,			Year Ended September 30,
	2011		2011	2010		2010	2009
(in millions)	Pro Forma		Historical	Pro Forma		Historical	Historical

Statement of Earnings Data
Net sales		$730.4	$730.4		$996.7	$996.7	$1,072.1
Cost of goods sold (a)		(381.6)	(381.6)		(553.7)	(553.7)	(570.8)

Gross profit		348.8	348.8		443.0	443.0	501.3
Selling, general and admin. exp. (b)		(183.1)	(180.3)		(218.8)	(218.8)	(272.7)
Amortization of intangible assets		(9.4)	(9.4)		(12.7)	(12.7)	(12.6)
Impairment of intangible assets (c)		(32.1)	(32.1)		(19.4)	(19.4)	—
Other operating expenses, net		(1.1)	(1.1)		(1.3)	(1.3)	(.8)

Operating profit		123.1	125.9		190.8	190.8	215.2
Intercompany interest expense		—	(38.6)		—	(51.5)	(58.3)
Interest expense, net		(44.0)	—		(58.6)	—
Loss on sale of receivables (d)		—	(8.7)		—	—	—
Equity in earnings of partnership		—	2.9		—	2.2	—

Earnings before income taxes		79.1	81.5		132.2	141.5	156.9
Income taxes		(25.4)	(26.2)		(46.2)	(49.5)	(55.8)

Net earnings		$53.7	$55.3		$86.0	$92.0	$101.1

Earnings per Share
Basic	$	[ • ]		$	[ • ]
Diluted	$	[ • ]		$	[ • ]
Statement of Cash Flows Data
Depreciation and amortization			$43.8			$55.4	$50.6
Cash provided (used) by:
Operating activities			118.1			135.6	221.1
Investing activities			(9.8)			(24.3)	(36.7)
Financing activities			(106.6)			(112.4)	(183.3)

	June 30,		September 30,
	2011	2011	2010
(in millions)	Pro Forma	Historical	Historical

Balance Sheet Data
Cash and cash equivalents	$7.0	$7.0	$4.8
Working capital (excl. cash and cash equivalents)	83.3	65.0	68.0
Total assets	3,251.3	3,288.0	3,348.0
Long-term intercompany debt	—	716.5	716.5
Long-term debt	1,125.0	—	—
Other liabilities	80.2	80.2	90.7
Total equity	1,600.1	2,027.0	2,061.7

(a)	In 2011, Post incurred a loss of $3.5 million on economic hedges that did not meet the criteria for cash flow hedge accounting. For more information, see Note 10 of “Notes to Combined Financial Statements.” Post also incurred $1.3 and $2.1 million of costs reported in cost of goods sold related to the transitioning of Post into Ralcorp operations during the years ended September 30, 2010 and 2009, respectively.

(b)	Post incurred $6.4 and $29.5 million of costs reported in selling, general and administrative expense, related to the transitioning of Post into Ralcorp operations during the years ended September 30, 2010 and 2009, respectively. For more information, see Note 16 of “Notes to Combined Financial Statements.”

(c)	For information about the impairment of intangible assets see Note 2 of “Notes to Combined Financial Statements.”

(d)	In fiscal 2011, Post began selling certain of its receivables to Ralcorp pursuant to a Ralcorp accounts receivable securitization program. For more information, see Note 8 of “Notes to Combined Financial Statements.”

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks related to our business, (ii) risks related to the separation and financing transactions, and (iii) risks related to our common stock. Based on the information currently known to us, we believe that the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operation. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operation, financial condition or results.

Risks Related to Our Business

We compete in a mature category with strong competition.

We compete in the ready-to-eat cereal category with competitors that represent larger shares of category sales. Our products face strong competition from competitors for shelf space and sales. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, and the ability to identify and satisfy consumer preferences. Some of our competitors have substantial financial, marketing and other resources, and competition with them in our various markets and product lines could cause us to reduce prices, increase marketing, or lose market share, any of which would have a material adverse effect on our business and financial results. This high level of competition by our competitors could result in a decrease in our sales volumes. In addition, increased trade spending or advertising or reduced prices on our competitors’ products may require us to do the same for our products which could impact our margins and volumes. If we did not do the same, our revenues and market share could be adversely affected.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat and corn or other product attributes.

A decline in demand for ready-to-eat cereals could adversely affect our financial performance.

We focus primarily on producing and selling ready-to-eat cereal products. We expect to continue this primary focus. Because of our product concentration, any decline in consumer demand or preferences, including diet driven changes, for ready-to-eat cereals or any other factor that adversely affects the ready-to-eat cereal market could have a material adverse effect on our business, financial condition or results of operations. We could also be adversely affected if consumers lose confidence in the healthfulness, safety or quality of ready-to-eat cereals or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.

Economic downturns could limit consumer demand for our products.

The willingness of consumers to purchase our products depends in part on general or local economic conditions. In periods of economic uncertainty, consumers may purchase more generic, private brand or value brands and may forego certain purchases altogether. In those circumstances, we could experience a reduction in sales of our products. In addition, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect profit margins. Any of these events could have an adverse effect on our results of operations.

Commodity price volatility and higher energy costs could negatively impact profits.

The primary commodities used by our businesses include wheat, nuts (including almonds), sugar, edible oils, corn, oats, cocoa, and our primary packaging includes linerboard cartons and corrugated boxes. In addition, our manufacturing operations use large quantities of natural gas and electricity. We may experience shortages in commodity items as a result of commodity market fluctuations, availability, increased demand, weather conditions, and natural disasters as well as other factors outside of our control. Higher prices for natural gas, electricity and fuel may increase our production and delivery costs. Changes in the prices charged for our products may lag behind changes in our energy and commodity costs. Accordingly, changes in commodity or energy costs may limit our ability to maintain existing margins and have a material adverse effect on our operating profits.

Ralcorp generally uses commodity futures and options to reduce the price volatility associated with anticipated raw material purchases associated with the Post cereals business. Additionally, Ralcorp has a hedging program for heating oil relating to diesel fuel prices, natural gas, and corrugated paper products. The extent of these hedges at any given time depends upon Ralcorp’s assessment of the markets for these commodities, including assumptions for future prices. For example, if Ralcorp believes that market prices for the commodities we use are unusually high, Ralcorp may choose to hedge less, or possibly not hedge any, of our future requirements. If Ralcorp fails to hedge and prices subsequently increase, or if Ralcorp institutes a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected.

Unsuccessful implementation of business strategies to reduce costs may adversely affect our results of operations.

Many of our costs, such as raw materials, energy and freight are outside our control. Therefore, we must seek to reduce costs in other areas, such as operating efficiency. If we are not able to complete projects which are designed to reduce costs and increase operating efficiency on time or within budget, our operating profits may be adversely impacted. In addition, if the cost saving initiatives we have implemented or any future cost savings initiatives do not generate the expected cost savings and synergies, our results of operations may be adversely affected.

Our inability to raise prices may adversely affect our results of operations.

Our ability to raise prices for our products may be adversely affected by a number of factors, including but not limited to industry supply, market demand, and promotional activity by competitors. If we are unable to increase prices for our products as may be necessary to cover cost increases, our results of operations could be adversely affected. In addition, price increases typically generate lower volumes as customers then purchase fewer units. If these losses are greater than expected or if we lose distribution as a result of a price increase, our results of operations could be adversely affected.

Loss of a significant customer may adversely affect our results of operations.

A limited number of customer accounts represent a large percentage of our consolidated net sales. Wal-Mart Stores, Inc. accounted for approximately 21% of our net sales in each of fiscal 2010 and 2009 and the nine months ended June 30, 2011. The success of our business depends, in part, on our ability to maintain our level of sales and product distribution through high volume food retailers, super centers and mass merchandisers. The competition to supply products to these high volume stores is intense. Currently, we do not have long-term supply agreements with a substantial number of our customers, including our largest customers. These high volume stores and mass merchandisers frequently re-evaluate the products they carry; if a major customer elected to stop carrying one of our products, our sales may be adversely affected.

Consolidation among the retail grocery and foodservice industries may hurt profit margins.

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other value brands, and increased promotional programs. If we are unable to use our scale, marketing expertise, product innovation, knowledge of consumers’ needs, and category leadership positions to respond to these demands, our profitability or volume growth could be negatively impacted. Additionally, if in the event of consolidation the surviving entity is not a customer, we may lose significant business once held with the acquired retailer.

Product liability or recalls could result in significant and unexpected costs.

We may need to recall some or all of our products if they become adulterated, mislabeled or misbranded. This could result in destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Should consumption of any product cause injury, we may be liable for monetary damages as a result of a judgment against us. Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products. This could have an adverse affect on our financial condition, results of operations or cash flows.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing, and disrupt the operations of our suppliers and customers.

U.S. and global credit markets have, from time to time, experienced significant dislocations and liquidity disruptions which caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases resulted in the unavailability of certain types of debt financing. Events affecting the credit markets have also had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities or refinance our existing debt, sell our assets or borrow more money if necessary. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our financial results.

Changing currency exchange rates may adversely affect earnings and financial position.

We have operations and assets in the United States and Canada. Our consolidated financial statements are presented in U.S. dollars; therefore, we must translate our foreign assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the Canadian dollar may negatively affect the value of these items in our consolidated financial statements. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in value of our net foreign currency investment and our consolidated results of operations and financial position may be negatively affected.

New laws or regulations or changes in existing laws or regulations could adversely affect our business.

The food industry is subject to a variety of federal, state, local and foreign laws and regulations, including those related to food safety, food labeling and environmental matters. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, immigration and other labor issues, all of which may have a direct or indirect effect on our business or those of our customers or suppliers. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers or restrict our actions, causing our results of operations to be adversely affected.

As a publicly traded company, we will be subject to changing rules and regulations of federal and state government as well as the stock exchange on which our common stock is expected to be listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the New York Stock Exchange, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress. Our efforts to comply with these requirements may result in an increase in expenses and a diversion of management’s time from other business activities.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our business. If we lose one or more members of our senior management team, our business and financial position, results of operations or cash flows could be harmed. We particularly depend on the continued services of our expected chairman of the board and chief executive officer, William P. Stiritz, who has been instrumental in developing our business strategy and, as chairman of the Ralcorp board of directors, has overseen the structuring and implementation of the separation. While our compensation programs are intended to attract and retain the employees required for it to be successful, ultimately, we may not be able to attract new employees or retain the services of all of our key employees or a sufficient number to execute on our plans.

Labor strikes or work stoppages by our employees could harm our business.

Currently, a significant number of our full-time production and maintenance employees are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

Changes in weather conditions, natural disasters and other events beyond our control can adversely affect our results of operations.

Changes in weather conditions and natural disasters such as floods, droughts, frosts, earthquakes, hurricane, fires or pestilence, may affect the cost and supply of commodities and raw materials, including tree nuts, corn syrup, sugar and wheat. Additionally, these events can result in reduced supplies of raw materials and longer recoveries of usable raw materials. Competing manufacturers can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations. Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

We are a holding company with no substantial independent operations, and therefore we rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

Following the separation, we will be a holding company and will conduct substantially all of our operations through our subsidiaries (Post Foods, LLC and New Post Canada). As a result, we will rely on dividends, loans and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay interest and dividends, if any. The ability of our subsidiaries to pay dividends and make other payments or distributions to us will depend substantially on their respective operating results and will be subject to restrictions under, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of our subsidiaries.

We may experience losses or be subject to increased funding and expenses to our qualified pension plan, which could negatively impact profits.

Following the separation, we will maintain a separate qualified defined benefit plan. Although we expect that benefits under the plan for all administrative employees and many production employees will be frozen, we will be obligated to ensure that the plan is funded in accordance with applicable regulations. In the event the stock market deteriorates, the funds in which we plan to invest do not perform according to expectations, or the valuation of the projected benefit obligation increases due to changes in interest rates or other factors, we may be required to make significant cash contributions to the pension plan and recognize increased expense within our financial statements.

Impairment in the carrying value of intangible assets could negatively impact our net worth.

The carrying value of intangible assets represents the fair value of trademarks, trade names, and other acquired intangibles. Intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. Impairments to intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, lower than expected revenue and profit growth rates, changes in industry EBITDA multiples, changes in discount rates based on changes in cost of capital (interest rates, etc.), or the bankruptcy of a significant customer and could negatively impact our net worth.

Risks Related to the Separation and the Financing Transactions

Following the separation, we will have substantial debt and high leverage, which could adversely affect our business.

Since August 2008, we have relied upon Ralcorp for working capital requirements on a short-term basis and for other financial support. Following the separation, we will have a significant amount of debt. On the pro forma basis described under “Unaudited Pro Forma Condensed Combined Financial Statements,” assuming we had completed the separation and the financing transactions described in this information statement (including the borrowings under the senior credit facilities and the issuance of the senior notes), we would have had $1,125 million of total debt as of June 30, 2011. Given the smaller relative size of our company as compared to Ralcorp, we expect to incur higher debt servicing costs on the new indebtedness than we would have otherwise incurred previously as a subsidiary of Ralcorp.

Our substantial amount of debt could have important consequences. For example, it could:

•	limit our flexibility to plan for and to adjust to changing business and market conditions in the industry in which we operate, and increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements;

•	limit our ability to obtain additional financing for working capital, for capital expenditures, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward; and

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.

In addition, as described under “Description of Financing Transactions and Material Indebtedness,” we will incur, in connection with the separation, a significant amount of debt for which we will not receive any cash proceeds, but which will instead be issued to Ralcorp. We will also make a cash payment to Ralcorp in the amount of $[ • ] million. As a result, we will significantly increase the amount of leverage in our business. This will increase the riskiness of our business and of an investment in our common stock.

Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity.

A substantial portion of our debt will bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow.

While we may enter into hedging agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

The agreements governing our debt, including our new credit facilities and the indenture governing our senior notes, may contain various covenants that impose restrictions on us that may affect our ability to operate our business.

The agreement governing our new senior credit facilities and our senior notes may contain covenants that, among other things, limit our ability to:

•	borrow money or guarantee debt;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make specified types of investments and acquisitions;

•	enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;

•	enter into new lines of business;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

These restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions.

A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the senior notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

Our historical financial results as a business segment of Ralcorp and our unaudited pro forma condensed combined financial statements may not be representative of our results as a separate, stand-alone company.

The historical financial information we have included in this information statement has been derived from the consolidated financial statements and accounting records of Ralcorp (and, for periods before August 4, 2008, of Kraft Foods Inc.). Accordingly, the historical and pro forma financial information does not necessarily reflect what our financial position, results of operations or cash flows would have been had we operated as a separate, stand-alone company during the periods presented or those that we may achieve in the future primarily as a result of the following factors:

•	Prior to the separation, our business was operated by Ralcorp as part of its broader corporate organization, rather than as an independent company. Ralcorp or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results include allocations of corporate expenses from Ralcorp for these and similar functions. These allocations are likely to be less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company.

•	Our pro forma financial information set forth under “Unaudited Pro Forma Condensed Combined Financial Statements” reflects changes that may occur in our funding and operations as a result of the separation. However, there can be no assurances that this unaudited pro forma condensed combined financial information will reflect our costs as a separate, stand-alone company.

•	Currently, our business is integrated with the other businesses of Ralcorp. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we will enter into transition agreements that will govern certain commercial and other relationships among us and Ralcorp after the separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Ralcorp. The loss of these benefits could have an adverse effect on our results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including advertising and trade promotions, research and development and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Ralcorp. In connection with the separation, we will be incurring substantial indebtedness, as discussed above.

•	Subsequent to the completion of the separation, the cost of capital for our business may be higher than Ralcorp’s cost of capital prior to the separation because Ralcorp’s current cost of debt may be lower than ours following the separation.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ralcorp.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, by separating from Ralcorp there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of Ralcorp. As part of Ralcorp we were able to enjoy certain benefits from Ralcorp’s operating diversity and purchasing and borrowing leverage. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent company.

The combined post-separation value of Ralcorp and Post shares may not equal or exceed the pre-separation value of Ralcorp shares.

After the separation, Ralcorp’s common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “RAH.” We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “POST.” We cannot assure you that the combined trading prices of Ralcorp common stock and Post common stock after the separation, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Ralcorp common stock prior to the separation. Until the market has fully evaluated the business of Ralcorp without the Post cereals business, the price at which Ralcorp common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated our company, the price at which shares of Post common stock trade may fluctuate significantly.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and our results of operations.

In connection with the separation, Ralcorp intends to undertake financing transactions which, along with the separation and the financing transactions involving us, may be subject to federal and state fraudulent conveyance and transfer laws. If a court were to determine under these laws that, at the time of the separation, any entity involved in these transactions or the separation:

•	was insolvent,

•	was rendered insolvent by reason of the separation,

•	had remaining assets constituting unreasonably small capital, or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

the court could void the separation, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our shareholders to return to Ralcorp some or all of the shares of our common stock issued pursuant to the separation, or require Ralcorp or us, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay the debt as it matures.

The separation could result in significant tax liability.

Ralcorp expects to receive a private letter ruling from the IRS to the effect that, among other things, the separation and certain related transactions will qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended, or the “Code.” In addition, Ralcorp expects to obtain an opinion from its legal counsel substantially to the effect that, among other things, the separation and certain related transactions will qualify for tax-free treatment under the Code, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Ralcorp common stock upon the receipt of shares of our common stock pursuant to the separation, except to the extent such holder receives cash in lieu of fractional shares of our common stock.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling will be based upon representations by Ralcorp that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion referred to above will address all of the requirements necessary for the separation and certain related transactions to obtain tax-free treatment under the Code and will be based on, among other things, certain assumptions and representations made by Ralcorp and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts. See “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution.”

If the separation does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Ralcorp would be subject to tax as if it had sold the Post common stock and our senior notes in a taxable sale for its fair market value. Ralcorp’s shareholders would be subject to tax as if they had received a distribution equal to the fair market value of our common stock that was distributed to them, which generally would be treated first as a taxable dividend to the extent of Ralcorp’s earnings and profits, then as a non-taxable return of capital to the extent of each shareholder’s tax basis in his or her Ralcorp stock, and thereafter as capital gain with respect to the remaining value. It is expected that the amount of any such taxes to Ralcorp’s shareholders and Ralcorp would be substantial. In addition, even if the separation otherwise qualifies for tax-free treatment for U.S. federal income tax purposes, Ralcorp could be subject to corporate income tax if the retained shares, senior notes or cash received from Post are not disposed of in a qualifying manner. See “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution.”

We may have a significant indemnity obligation to Ralcorp if the separation is treated as a taxable transaction.

We expect to enter into the Tax Allocation Agreement with Ralcorp, which sets out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the separation and related matters such as the filing of tax returns and the conduct of IRS and other audits. Pursuant to the Tax Allocation Agreement, we will be required to indemnify Ralcorp for losses and taxes of Ralcorp resulting from the breach of certain covenants and for certain taxable gain recognized by Ralcorp, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify Ralcorp under the circumstances set forth in the Tax Allocation Agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position. Our indemnification obligations to Ralcorp are not limited by any maximum amount. See “Arrangements between Ralcorp and Post — Tax Allocation Agreement.”

The tax rules applicable to the separation may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the separation.

Current U.S. federal income tax law creates a presumption that the distribution of Post would be taxable to Ralcorp, but not its shareholders, if such distribution is part of a “plan or series of related transactions” pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in Ralcorp or Post. Acquisitions that occur during the four-year period that begins two years before the date of the distribution are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the distribution. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the U.S. Treasury regulations. In addition, the U.S. Treasury regulations provide several “safe harbors” for acquisitions that are not considered to be part of a plan.

These rules will limit our ability and the ability of Ralcorp during the two-year period following the distribution to enter into certain transactions that may be advantageous to them and their respective shareholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, disposing of certain assets, engaging in mergers and acquisitions, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired.

To preserve the tax-free treatment of the separation to Ralcorp and its shareholders, under the Tax Allocation Agreement with Ralcorp, we will be prohibited from taking or failing to take any action that prevents the distribution and certain related transactions from being tax-free, and for the two-year period following the separation, we will be subject to restrictions with respect to:

•	entering into certain transactions pursuant to which all or a portion of our equity securities or assets would be acquired, whether by merger or otherwise, unless certain conditions are met;

•	issuing equity securities beyond certain thresholds;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents or taking any other action affecting the relative voting rights of our stock; or

•	merging or consolidating with any other person or liquidating or partially liquidating.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, see the sections entitled “The Separation — Material U.S. Federal Income Tax Consequences” and “Arrangements between Ralcorp and Post — Tax Allocation Agreement.”

Our ability to operate our business effectively may suffer if we do not establish our own financial, administrative and other support functions in order to operate as a separate, stand-alone company, and we cannot assure you that the transition services Ralcorp has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative and other resources, including the business relationships, of Ralcorp to support the operation of our business. In conjunction with our separation from Ralcorp, we will need to expand our financial, administrative and other support systems or contract with third parties to replace certain of Ralcorp’s systems. We will also need to maintain our own credit and banking relationships and perform our own financial and operational functions. While we have entered into separation related agreements with Ralcorp, and Ralcorp has agreed to provide transition services for up to 24 months following the separation, it cannot be assured that we will be able to adequately replace those resources or replace them at the same cost. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so. Any failure or significant downtime in our own financial or administrative systems or in Ralcorp’s financial or administrative systems during the transition period could impact our results or prevent us from performing other administrative services and financial reporting on a timely basis and could materially harm our business, financial condition and results of operations.

The agreements we have entered into or will enter into with Ralcorp involve conflicts of interest and therefore may have disadvantageous terms to us.

We expect to enter into certain agreements with Ralcorp, including the Separation and Distribution Agreement, Tax Allocation Agreement, Employee Matters Agreement and the Shareholder’s and Registration Rights Agreement which will set forth the main terms of the separation and will provide a framework for our initial relationship with Ralcorp following the separation. The terms of these agreements and the separation are being determined at a time when we are still part of Ralcorp and therefore involve conflicts of interest. Accordingly, such agreements may not reflect terms that could be reached on an arm’s-length basis between unaffiliated parties, which could be more favorable to us.

We may incur material costs and expenses as a result of our separation from Ralcorp, which could adversely affect our profitability.

We may incur costs and expenses greater than those we currently incur as a result of our separation from Ralcorp. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, and legal and human resources related functions. Although Ralcorp will continue to provide certain of these services to us under the Transition Services Agreement, such services are for a limited period of time. We cannot assure you that these costs will not be material to our business.

Our business, financial condition and results of operations may be adversely affected following the separation if we are unable to negotiate terms that are as favorable as those Ralcorp has received when we replace contracts after the separation.

Prior to completion of the separation, certain functions (such as purchasing, information systems, customer service, logistics and distribution) for our business have generally been performed under Ralcorp’s centralized systems and, in some cases, under contracts that are also used for Ralcorp’s other businesses and which are not intended to be assigned to us. In addition, some other contracts require consents of third parties to assign them to us, or in connection with a change of our control. While Ralcorp, under the Transition Services Agreement, has agreed to generally provide us with certain of these services and use commercially reasonable efforts to provide the benefits of any contracts that cannot be assigned for a transition period, there can be no assurance that we will be able to negotiate terms that are as favorable as those Ralcorp received when we replace these contracts with our own agreements.

If, following the separation, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on their audit of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

Risks Related to Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the separation.

Prior to the separation, there will have been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments relating to our customers, competitors or suppliers, as well as general economic and industry conditions. In addition, as set forth in the next paragraph, any dispositions by Ralcorp, or any significant Ralcorp shareholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Future stock sales could adversely affect the trading price of our common stock following the separation.

All of the shares of Post common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under “Listing and Trading of Our Common Stock.” Further, we plan to file a registration statement to cover the shares issuable under our equity-based benefit plans. Although we have no actual knowledge of any plan or intention on the part of any large Ralcorp shareholder to sell Post common stock following the separation, it is possible that some Ralcorp shareholders, including possibly some of Ralcorp’s large shareholders, will sell Post common stock received in the distribution for various reasons, for example, if our business profile or market capitalization as an independent company does not fit their investment objectives.

In addition, after completion of the separation, Ralcorp will retain up to 20% of our total shares outstanding for a limited period of time. Ralcorp will dispose of such shares of our common stock that it owns as soon as practicable and consistent with the business reasons for retaining such shares, but in no event later than five years after the distribution. We will agree that, upon the request of Ralcorp, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by Ralcorp. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Post may be diluted in the future.

As with any publicly traded company, your percentage ownership in Post may be diluted in the future because of equity issuances for the acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. For a more detailed description of the stock incentive plan, see the section entitled “Executive Compensation.”

Provisions in our articles of incorporation and bylaws, provisions of Missouri law, and our shareholder protection rights agreement may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our articles of incorporation, bylaws and Missouri law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the board of directors is divided into three classes with staggered terms;

•	the board of directors fixes the number of members on the board;

•	elimination of the rights of our shareholders to act by written consent (except when such consent is unanimous) and to call shareholder meetings;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred stock without shareholder approval;

•	supermajority vote requirements for certain amendments to our articles of incorporation and bylaws;

•	anti-takeover provisions of Missouri law which may prevent us from engaging in a business combination with an interested shareholder, or which may deter third parties from acquiring our common stock above certain thresholds; and

•	limitations on the right of shareholders to remove directors.

In connection with the separation, we will also enter into a shareholder protection rights agreement which gives our shareholders certain rights that could deter a change of control of us in a transaction not approved by our board of directors.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are made throughout this information statement. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this report. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management’s current views and assumptions, and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include but are not limited to the following:

•	the impact of our separation from Ralcorp and risks relating to our ability to operate effectively as a stand-alone, publicly traded company;

•	changes in our cost structure, management, financing and business operations following the separation;

•	significant increases in the costs of certain commodities, packaging or energy used to manufacture our products;

•	our ability to continue to compete in our product market against manufacturers of both branded and private label cereal products and our ability to retain our market position;

•	our ability to maintain competitive pricing, successfully introduce new products or successfully manage our costs;

•	our ability to successfully implement business strategies to reduce costs;

•	the loss or bankruptcy of a significant customer;

•	allegations that our products cause injury or illness, product recalls and product liability claims and other litigation;

•	our ability to anticipate changes in consumer preferences and trends;

•	changes in consumer demand for ready-to-eat cereals;

•	our ability to service our outstanding debt or obtain additional financing;

•	disruptions in the U.S. and global capital and credit markets;

•	fluctuations in foreign currency exchange rates;

•	consolidations among the retail grocery and foodservice industries;

•	change in estimates in critical accounting judgments and changes to or new laws and regulations affecting our business;

•	losses or increased funding and expenses related to our qualified pension plan;

•	loss of key employees;

•	labor strikes or work stoppages by our employees; and

•	changes in weather conditions, natural disasters and other events beyond our control.

THE SEPARATION

Background

On July 14, 2011, Ralcorp announced that its board of directors had unanimously agreed in principle to separate Ralcorp and its Post cereals business in a tax-free spin-off to Ralcorp shareholders, resulting in two independent, publicly traded companies.

To complete the separation, on [ • ], 2011, the Ralcorp’s board of directors approved the distribution of at least 80% of the shares of our common stock held by Ralcorp to holders of Ralcorp common stock. On [ • ], 2011, the distribution date, subject to certain customary conditions, each Ralcorp shareholder will receive [ • ] share[s] of our common stock for [ • ] share[s] of Ralcorp common stock held at the close of business on the record date, as described below. Following the distribution, Ralcorp shareholders will own at least 80% of our common stock.

Reasons for the Separation

Ralcorp’s board of directors believes that separation of our business from Ralcorp’s other businesses is in the best interests of Ralcorp and its shareholders and that the separation will provide each separated company with certain opportunities and benefits. The potential opportunities and benefits considered by Ralcorp’s board of directors in approving the separation included the following:

•	Ralcorp’s board of directors believes that the separation will, over time, increase the aggregate equity value of Ralcorp and Post relative to the equity value of Ralcorp prior to the separation, in part because the separation will permit investors to invest separately in Post and in the remaining businesses of Ralcorp. This may make the common stock of Ralcorp and Post more attractive to investors, as compared to Ralcorp common stock before the separation, because the common stock of each of Ralcorp and Post will become available to classes of investors who seek an investment that offers the growth, risk and sector exposure of either Ralcorp or Post, but not that of the combined company. We also believe the separation will increase transparency and clarity into the different businesses of Ralcorp and Post and thus will allow investors to more appropriately value the merits, performance and future prospects of each company. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in Ralcorp an enhanced ability to choose how to focus their holdings. There can be no assurance, however, as to the future market price of Ralcorp or Post common stock. See “Risk Factors — Risks Related to Our Common Stock.” The Ralcorp board of directors believes that increase in equity value would further facilitate growth of the separated businesses by reducing the costs of equity compensation and acquisitions undertaken with equity consideration.

•	The separation will enable each of the separated companies to implement a capital structure that is tailored to the needs of the businesses it operates.

•	The separation is intended to allow management of each separated company to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company, to maintain a sharper focus on core business and growth opportunities, and to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business.

•	The separation provides both companies heightened strategic flexibility to form partnerships and alliances in their product markets, unencumbered by considerations of the potential impact on the other businesses.

•	Separated companies are able to create independent equity securities, including options and restricted stock units, which should enable each company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock. Ralcorp believes such equity based compensation arrangements should provide enhanced incentives for performance, and improve the ability for each company to attract, retain and motivate qualified personnel.

•	The separation should allow management of each separated company to focus on their respective businesses, without distraction from the business of the other separated company, and should free up time currently spent on processes designed to facilitate the cohesive functioning of a corporation with more diverse businesses.

•	The separation allows each separated company to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business.

•	As a separate company, Post may be able to attract greater media attention and press coverage, which could strengthen its ability to promote its brands.

•	The separated businesses will no longer need to compete internally for capital; instead, both companies will have direct access to capital markets to fund their growth agendas and can appeal to the investor bases who understand the respective businesses of the separated companies.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, Ralcorp’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of Ralcorp’s board of directors likely may have given different weights to different factors.

Ralcorp’s board of directors also considered several factors that might have a negative effect on Ralcorp as a result of the separation. Such factors include:

•	the potential costs associated with amending or refinancing existing indebtedness;

•	the potential loss of synergies from operating as one company and potential increased costs;

•	the potential loss of joint purchasing power;

•	the potential disruptions to the businesses as a result of the separation;

•	the limitations placed on Ralcorp as a result of the Tax Allocation Agreement and other agreements it is expected to enter into with Post in connection with the separation; and

•	risks of being unable to achieve the benefits expected to be achieved by the separation, the risk that the separation might not be completed and the one-time and ongoing costs of the separation.

Moreover, the separation would separate from Ralcorp the Post cereals business, which represents significant value, in a transaction that produces no direct economic consideration for Ralcorp, other than cash proceeds of the financing transactions and the retained shares of Post common stock. Because Post will no longer be a wholly owned subsidiary of Ralcorp, the separation also will affect the terms of, or limit the incentive for, or the ability of Ralcorp to pursue, cross-company business transactions and initiatives with Post since, as separate public companies, such transactions and initiatives will need to be assessed by each company from its own business perspective. Finally, following the separation, Ralcorp and its remaining businesses will need to absorb corporate and administrative costs previously allocated to the Post cereals business.

Over the course of the last 12 months, the Ralcorp board of directors has evaluated various strategic alternatives for the Post business for the benefit of Ralcorp and its shareholders. In July 2011, the Ralcorp board of directors determined in principle to separate Post from the remaining Ralcorp businesses for the reasons described above. The Ralcorp board of directors continues to believe that the Post separation is in the best interests of Ralcorp’s shareholders. In making such determination, the Ralcorp board of directors considered the acquisition proposals made by ConAgra Foods, Inc., including its proposal to acquire Ralcorp for $94 per share in cash and, after consultation with financial and legal advisors, rejected such proposal, which was subsequently withdrawn on September 19, 2011. The Ralcorp board of directors believes that the potential to unlock value for Ralcorp’s shareholders by separating Post and allowing each of Ralcorp and Post to reach its full growth potential makes the separation advisable and in the best interests of Ralcorp shareholders, and believes these factors further support its determination to reject the ConAgra proposals.

Ralcorp’s board of directors considered certain aspects of the separation that may be adverse to Post. Post’s common stock may come under initial selling pressure as certain Ralcorp shareholders sell their shares in Post because they are not interested in holding an investment in Post’s business. Moreover, certain factors such as a lack of historical financial and performance data as an independent company may limit investors’ ability to appropriately value Post’s common stock. Furthermore, because Post will no longer be a wholly owned subsidiary of Ralcorp, the separation also could increase the costs of managing Post’s business and will limit the ability of Post to pursue cross-company business transactions and initiatives with other businesses of Ralcorp.

Ralcorp’s board of directors, however, concluded that the anticipated long-term benefits of the separation outweighed these factors, and that separating Post from Ralcorp in the form of a tax-free distribution is appropriate and advisable.

Manner of Effecting the Separation

The general terms and conditions relating to the separation are set forth in the Separation and Distribution Agreement between Ralcorp and Post. Under the Separation and Distribution Agreement, the distribution of at least 80% of the Post common stock to Ralcorp shareholders will be effective at 11:59 p.m. on [ • ], 2011. For Ralcorp shareholders who own Ralcorp’s common stock in registered form on the record date, [ • ], our transfer agent, will credit their shares of Post common stock to book entry accounts established to hold these shares. [ • ] will send these shareholders a statement reflecting their ownership of our common stock. Book entry refers to a method of recording stock ownership in our records, and no physical certificates are used. For shareholders who own Ralcorp common stock through a broker or other nominee, their shares of Post common stock will be credited to these shareholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the separation, shareholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time without charge.

Ralcorp’s shareholders will not be required to pay for shares of Post common stock received in the distribution, or to surrender or exchange shares of Ralcorp common stock in order to receive Post common stock, or to take any other action in connection with the separation. No vote of Ralcorp shareholders is required or sought in connection with the separation, and Ralcorp shareholders have no appraisal rights in connection with the separation.

In order to be entitled to receive shares of our common stock in the separation, Ralcorp shareholders must own Ralcorp common stock at the close of business, Eastern Time, on the record date, [ • ], 2011.

Treatment of Fractional Shares

Fractional shares of our common stock will not be issued to Ralcorp shareholders as part of the separation or credited to book entry accounts. Instead of distributing fractional shares, the distribution agent will, as soon as practicable after the distribution date, aggregate fractional shares of our common stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to holders of Ralcorp common stock otherwise entitled to fractional interests in our common stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date. It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures and that brokers or other nominees may request the transfer agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details. None of Ralcorp, Post, or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Ralcorp will pay any interest on the proceeds from the sale of fractional shares.

Conditions to the Distribution

The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Ralcorp of the following conditions, among other conditions described in this information statement:

•	Ralcorp’s board of directors shall have duly approved the Separation and Distribution Agreement and the transactions contemplated thereby;

•	Ralcorp shall have received (i) a private letter ruling from the IRS, in form and substance satisfactory to the Ralcorp board of directors, regarding the qualification of the separation and certain related transactions as transactions that are generally tax free for U.S. federal income tax purposes, and (ii) to the extent such qualification is not addressed by an IRS private letter ruling, an opinion of counsel, in form and substance satisfactory to the Ralcorp board, to the same effect, which ruling and opinion shall not have been withdrawn or modified.

•	an independent firm acceptable to Ralcorp, in its sole and absolute discretion, shall have delivered one or more opinions to Ralcorp’s board of directors confirming the solvency and financial viability of Ralcorp and Post, which opinions shall be in form and substance satisfactory to Ralcorp, in its sole and absolute discretion, and shall not have been withdrawn or rescinded;

•	Ralcorp and Post shall have received all permits, registrations and consents required under the securities or the “blue sky” laws of states or other political subdivisions of the United States or of foreign jurisdictions;

•	our registration statement on Form 10, of which this information statement is a part, and a registration statement related to our equity incentive awards shall have become effective and no stop order shall be in effect or, to Ralcorp’s or our knowledge, threatened relating to such registration statements;

•	prior to the distribution, this information statement shall have been mailed to the holders of Ralcorp common stock as of the record date;

•	the Post common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	prior to the distribution, all of Ralcorp’s representatives or designees shall have resigned or been removed as officers and from all boards of directors or similar governing bodies of entities affiliated with Post, and all of Post’s representatives shall have resigned or been removed from all such bodies of Ralcorp;

•	Ralcorp and Post shall have received all governmental approvals and consents and all third party consents necessary to effect the separation and to permit the operation of Post after the distribution date;

•	no order, injunction or decree issued by any court or other governmental authority or other legal restraint preventing consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement, shall be in effect;

•	the financing transactions and other transactions to effect the separation of businesses of Ralcorp and Post, as described in the Separation and Distribution Agreement, shall have been consummated;

•	Ralcorp and Post shall have each received credit ratings from credit rating agencies that are satisfactory to Ralcorp in its sole and absolute discretion;

•	the distribution shall not violate or result in a breach of applicable law or any material contract of Ralcorp or Post or their subsidiaries; and

•	no other events or developments shall have occurred or shall exist that, in the judgment of Ralcorp’s board of directors, in its sole and absolute discretion, would make it inadvisable to effect the distribution.

The satisfaction of the foregoing conditions does not create any obligations on Ralcorp’s part to effect the separation, and Ralcorp’s board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the separation, including by accelerating or delaying the timing of the consummation of all or part of the separation, at any time prior to the distribution date.

Results of the Separation

After the separation, we will be a public company owning and operating the Post cereals business. Immediately after the distribution, we expect to have approximately [ • ] holders of record of our common stock and approximately [ • ] million shares of common stock outstanding, based on the number of record shareholders and outstanding shares of Ralcorp common stock on [ • ], 2011 and after giving effect to the delivery to shareholders of cash in lieu of fractional shares of our common stock. The actual number of shares to be distributed will be determined on the record date. You can find information regarding options to purchase our common stock that will be outstanding after the separation under “— Treatment of Stock Options and Other Equity Awards.”

Prior to the completion of the separation, we will enter into several agreements with Ralcorp in connection with, among other things, employee matters, tax, transition services and a number of ongoing commercial relationships. See “Arrangements between Ralcorp and Post.”

The distribution will not affect the number of outstanding shares of Ralcorp common stock or any rights of Ralcorp’s shareholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution to U.S. holders (as defined below). This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this summary and all of which are subject to change (possibly on a retroactive basis).

This summary does not address tax consequences for any holder other than a U.S. holder. For purposes of this summary, a “U.S. holder” is a beneficial owner of Ralcorp common stock for U.S. federal income tax purposes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions.

In addition, this summary is limited to U.S. holders that hold their Ralcorp common stock as a capital asset. This summary also does not address any U.S. federal tax consequences other than the U.S. federal income tax consequences, nor any state, local or foreign tax consequences. Further, this summary does not discuss all of the tax considerations that may be relevant to U.S. holders in light of their particular circumstances or to U.S. holders subject to special provisions of the U.S. federal income tax law, including:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

•	financial institutions;

•	mutual funds and real estate investments trusts;

•	qualified retirement plans;

•	partnerships, other entities classified as partnerships, or other pass-through entities for U.S. federal income tax purposes and investors in these entities;

•	holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders who are subject to the alternative minimum tax;

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	holders whose functional currency is other than the United States dollar; or

•	holders who exchange their shares of Ralcorp common stock for our common stock in any subsequent share exchange by Ralcorp.

If a partnership holds Ralcorp’s shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding Ralcorp’s shares, you should consult your own tax advisers.

This summary is for general information purposes only and it is not intended to be, and it should not be construed to be, legal or tax advice to any particular shareholder. Each shareholder should consult the shareholder’s tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.

The distribution is conditioned upon, among other things, Ralcorp having received (i) a private letter ruling from the IRS, in form and substance satisfactory to the Ralcorp board of directors, regarding the qualification of the separation and certain related transactions as transactions that are generally tax free for U.S. federal income tax purposes, and (ii) to the extent such qualification is not addressed by such ruling, an opinion of counsel, in form and substance satisfactory to the Ralcorp board of directors to the same effect, which ruling and opinion shall not have been withdrawn or modified. Such ruling will be based on and such opinion will be based on, among other things, certain assumptions as well as on the accuracy and completeness of certain representations and statements that Ralcorp and we made to the IRS and will make to counsel.

Assuming the distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax consequences, as Ralcorp expects the IRS to rule and counsel to opine, as discussed above: (i) the distribution generally will not result in any taxable income, gain or loss to Ralcorp, provided Ralcorp disposes of the cash, the Post senior notes and retained shares of Post common stock in the many required by the IRS ruling; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of Ralcorp common stock upon their receipt of our shares of common stock in the distribution (except to the extent of any cash received in lieu of fractional shares); (iii) the aggregate basis of the shares of Ralcorp common stock and our shares of common stock (including any fractional share interests in our shares of common stock for which cash is received) in the hands of each U.S. holder of Ralcorp common stock after the distribution will equal the aggregate basis of the shares of Ralcorp common stock held by the U.S. holder immediately before the distribution, allocated between the shares of Ralcorp common stock and the shares of our common stock (including any fractional share interests in our shares of common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of our shares of common stock received in the distribution by each U.S. holder of Ralcorp common stock will include the holding period at the time of the distribution for the shares of Ralcorp common stock on which the distribution is made, provided that the Ralcorp common stock is held as a capital asset on the distribution date. Whether or not the distribution so qualifies, Ralcorp may incur some tax cost in connection with the distribution (as a result of certain intercompany transactions or as a result of certain differences between U.S. federal, on the one hand, and state, local and foreign tax rules, on the other).

U.S. Treasury regulations require certain stockholders that receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. U.S. Treasury regulations also generally provide that if a U.S. holder of Ralcorp common stock holds different blocks of Ralcorp common stock (generally shares of Ralcorp common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Ralcorp common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the distribution in respect of such block of Ralcorp common stock and such block of Ralcorp common stock, in proportion to their respective fair market values, and the holding period of the shares of our common stock received in the distribution in respect of such block of Ralcorp common stock will include the holding period of such block of Ralcorp common stock, provided that such block of Ralcorp common stock was held as a capital asset on the distribution date. If a U.S. holder of Ralcorp common stock is not able to identify which particular shares of our common stock are received in the distribution with respect to a particular block of Ralcorp common stock, for purposes of applying the rules described above, the U.S. holder may designate which shares of our common stock are received in the distribution in respect of a particular block of Ralcorp common stock, provided that such designation is consistent with the terms of the distribution. Holders of Ralcorp common stock should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions, representations or statements that Ralcorp and we made are, or become, inaccurate or incomplete, or if Ralcorp or we breach any of our covenants, the separation and certain related transactions might not qualify for tax free treatment under the Code. In addition, if any of the assumptions, representations or statements that Ralcorp and we make are, or become, inaccurate or incomplete, or if Ralcorp or we breach any of our covenants, the conclusions reached in the opinion of counsel might no longer be valid. The opinions will not be binding on the IRS or the courts. For these reasons, notwithstanding receipt by Ralcorp of the private letter ruling and opinion of counsel, the IRS could assert successfully that the separation and certain related transactions were taxable. In that event the above consequences would not apply and both Ralcorp and holders of Ralcorp common shares who received shares of our common stock in the distribution could be subject to significant U.S. federal income tax liability.

In general, Ralcorp would be subject to tax as if it had sold our shares of common stock and Post senior notes in a taxable sale for their fair market value and U.S. holders of shares of Ralcorp common stock who receive our commons stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. In addition, even if the distribution were otherwise to qualify under Section 355 of the Code, it may be taxable to Ralcorp (but not to U.S. holders of Ralcorp common stock who receive our shares of common stock in the distribution) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Ralcorp or us. For this purpose, any acquisitions of Ralcorp common stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Ralcorp may be able to rebut that presumption.

In connection with the distribution, we and Ralcorp will enter into the Tax Allocation Agreement pursuant to which we will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the Tax Allocation Agreement, see “Arrangements between Ralcorp and Post — Tax Allocation Agreement.”

Each Ralcorp shareholder should consult his or her tax advisor about the particular consequences of the distribution to such shareholder, including the application of state, local and foreign tax laws, and possible changes in tax law that may affect the tax consequences described above.

Treatment of Shares of Post and Ralcorp Common Stock Held in the Savings Investment Plan

Accounts of current and former Post and Ralcorp employees that hold Ralcorp stock in the Ralcorp stock fund in the Ralcorp SIP as of the record date will receive in the distribution shares of Post common stock. Such Post shares will be included in a new, temporary Post stock fund under the Ralcorp SIP. In conformity with the fiduciary responsibility requirements of ERISA, the shares of Post common stock held in the temporary Post stock fund following the distribution will be disposed of and allocated to another investment alternative available under the Ralcorp SIP as directed by participants until such date as shall be determined by the Employee Benefit Trustees Committee, after which date the remaining Post shares will be disposed of, and the proceeds will be invested in another investment alternative to be determined by the Employee Benefit Trustees Committee. Post employees may elect to rollover their account balances from the Ralcorp SIP to the Post SIP, if elected in accordance with applicable law and the terms of the plans. Such rollover distributions will be in the form of cash and, as applicable, promissory notes with respect to loans.

Treatment of Stock Options and Other Equity Awards

At the time of the distribution, the outstanding options to purchase Ralcorp stock, as well as any stock appreciation rights, restricted stock equivalent awards or other Ralcorp equity awards, held by current Post employees who remain Post employees after the distribution date and former Post employees, will be converted to equity awards that relate solely to Post common stock in a manner designed to reflect the intrinsic value of such awards at the time of separation. At the time of the distribution, the terms of the outstanding options, stock appreciation rights, restricted stock equivalent awards, and other Ralcorp equity awards held by the current employees who remain Ralcorp’s employees after the distribution date and Ralcorp’s former employees, will be appropriately adjusted to reflect the intrinsic value of such awards at the time of separation.

Financing Arrangements Related to the Separation

As part of the separation, we expect to incur approximately $1,125 million of new indebtedness, which we expect to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes, which we expect to initially issue to Ralcorp. We expect that a portion of the proceeds from the credit facilities, in the amount of $[ • ] million, will be transferred to Ralcorp in connection with the separation and a portion will be used to directly or indirectly acquire the assets of the Canadian operations of the Post cereals business. The indebtedness may initially be incurred by Post Foods, LLC, and assumed by us in connection with the separation.

We expect that Ralcorp will transfer the senior notes to exchange counterparties, in order to satisfy certain of its then outstanding debt obligations. As a result of these financing transactions, Ralcorp will receive in connection with the separation approximately $[ • ] million in cash from us or Post Foods, LLC, and approximately $875 million in cash from the exchange counterparties. At the same time, we expect to incur indebtedness in the total amount of $1,125 million, for which we will not retain any cash following the separation (except to the extent of any retained proceeds from the credit facilities). We expect that the exchange counterparties may subsequently transfer our senior notes obtained from Ralcorp in the debt exchange. See “Description of Financing Transactions and Material Indebtedness.”

Trading Between the Record Date and Distribution Date

Post Common Stock

Beginning on, or shortly before, the record date and continuing up to and including through the distribution date, we expect that there will be a “when-issued” market in Post common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. These transactions are conditional, with settlement to occur if and when the security is actually issued and the New York Stock Exchange determines transactions are to be settled.

The “when-issued” trading market will be a market for shares of Post common stock that will be distributed to Ralcorp shareholders on the distribution date. If you will own shares of Ralcorp common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Post common stock, without the shares of Ralcorp common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Post common stock will end and “regular-way” trading will begin. “Regular-way” trading transactions are settled by delivery of the securities against payment on the third business day after the transaction.

Ralcorp Common Stock

Beginning on or shortly before the record date and continuing up to and including through the distribution date, we expect that there will be two markets in Ralcorp common stock: a “regular-way” market and an “ex-dividend” market. Shares of Ralcorp common stock that trade on the “regular-way” market will trade with an entitlement to shares of Post common stock distributed pursuant to the distribution. Shares that trade on the “ex-dividend” market will trade without an entitlement to shares of Post common stock distributed pursuant to the distribution. Therefore, if you sell shares of Ralcorp common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Post common stock in the distribution. If you sell shares of Ralcorp common stock on the “ex-dividend” market, up to and including through the distribution date, you will still receive the shares of Post common stock that you would be entitled to receive pursuant to your ownership of the shares of Ralcorp common stock.

Reason for Furnishing This Information Statement

This information statement is being furnished by Ralcorp solely to provide information to shareholders of Ralcorp who will receive shares of Post common stock in the separation. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We will not update the information in this information statement except in the normal course of our respective public disclosure obligations and practices.

ARRANGEMENTS BETWEEN RALCORP AND POST

Following the separation, we will be a separate, stand-alone public company and Ralcorp will own no more than 20% of our common stock. See “Unaudited Pro Forma Condensed Combined Financial Statements” and Note 16 of “Notes to Combined Financial Statements” for information concerning historical intercompany payments between us and Ralcorp.

For purposes of governing the ongoing relationships between Ralcorp and us after the separation and to provide for an orderly transition, Ralcorp and we have entered, or will enter prior to the separation into the agreements described in this section. Certain of the agreements summarized in this section have been included as exhibits to the registration statement of which this information statement forms a part, and the following summaries of those agreements are qualified in their entirety by reference to the agreements.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Ralcorp before the distribution. The Separation and Distribution Agreement will set forth our agreements with Ralcorp regarding the principal actions needed to be taken in connection with our separation from Ralcorp. It will also set forth other agreements that govern certain aspects of our relationship with Ralcorp following the separation.

Mergers and Asset Transfers Relating to Post Cereals Business

The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities related to the Post cereals business, including by way of merging subsidiaries holding such assets and liabilities into us or our subsidiaries, that are necessary to ensure that both we and Ralcorp will have the assets of, and the liabilities associated with, our respective businesses following the separation and that the separation is accomplished in a tax efficient manner. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations, including all intercompany accounts payable or accounts receivable, between us and Ralcorp. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

We anticipate that pursuant to the Separation and Distribution Agreement, effective on the distribution date, all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, including intercompany indebtedness and intercompany work orders, between us and our subsidiaries and other affiliates, on the one hand, and Ralcorp and its other subsidiaries and other affiliates, on the other hand, will terminate as of the distribution date.

We and Ralcorp will be required to use commercially reasonable efforts to obtain consents, approvals and amendments required to transfer (including by way of mergers) any assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement. We are also seeking to replicate certain contractual arrangements currently applicable to Ralcorp only. If either we or Ralcorp are unable to obtain required consents, approvals or amendments, then until the consent is obtained, or until such arrangements are replicated, the prospective assignor will act as agent or subcontractor for the prospective assignee and perform the assignee’s obligations, and the assignee will pay and remit to the assignor all money, rights and other consideration received by the assignee in respect of such performance.

Representations and Warranties

In general, neither we nor Ralcorp expect to make any representations or warranties with respect to any of the transactions contemplated by the Separation and Distribution Agreement, including, with respect to Ralcorp’s representations and warranties, as to the value, condition, prospects or freedom of encumbrance of, or any other matter concerning any of the subsidiaries of Post or the Post cereal business, the legal sufficiency of any conveyance documents, or the amount or nature of, or any other matter concerning the liabilities of Post and its subsidiaries. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution

The Separation and Distribution Agreement will govern the rights and obligations of us and Ralcorp regarding the proposed distribution, including with respect to the record date and distribution date, appropriate procedures in connection with the distribution and treatment of fractional shares. Ralcorp will cause the distribution agent to distribute at least 80% of the issued and outstanding shares of our common stock to Ralcorp’s shareholders who hold Ralcorp shares as of the record date.

Conditions

The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Ralcorp in its sole discretion. For further information regarding these conditions, see “The Separation — Conditions to the Distribution.” Ralcorp may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination

The Separation and Distribution Agreement will provide that it may be terminated by and in the sole discretion of Ralcorp at any time prior to the effective time of the distribution.

Release of Claims

We and Ralcorp will agree to broad releases pursuant to which we will each release the other party and its successors and assigns, and all persons who at any time prior to the distribution date have been directors, officers or employees of such other party and their respective heirs, executors, administrators, successors and assigns from any claims against any of them that exist or arise from any acts or events occurring or any conditions existing on or before the distribution date, including in connection with the transactions and other activities to implement the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification

We will agree to indemnify Ralcorp and its subsidiaries and each of their respective affiliates, directors, officers, employees and agents and their successors and assigns from any expenses and losses relating to, arising out of or due to:

•	any liability allocated to us or any asset transferred to us in the separation, or our failure to pay, perform or otherwise promptly discharge (i) any liability allocated to us in the separation, or (ii) any contract or arrangement included in the assets transferred to us;

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make statements in this information statement or related disclosure documents not misleading, except for certain statements attributable to Ralcorp;

•	any permitted use by us of the Ralcorp trademarks or information owned by, or licensed by a third party to, Ralcorp;

•	any breach by us or our subsidiaries of any covenant or agreement set forth in the Separation and Distribution Agreement or any instrument to effect the transactions under the Separation and Distribution Agreement; and

•	any item or matter for which indemnification by Post is provided in accordance with the Employee Matters Agreement.

Ralcorp will indemnify us and our subsidiaries and each of our and our subsidiaries’ respective affiliates, directors, officers, employees and agents and their successors and assigns from any expenses and losses relating to, arising out of or due to:

•	the failure to pay, perform or otherwise promptly discharge any liabilities or contracts of Ralcorp and its affiliates other than liabilities allocated to us in the separation;

•	the business and operations of Ralcorp and any liabilities of Ralcorp which are not allocated to us in the separation;

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make statements in this information statement or related disclosure documents not misleading, to the extent relating to certain statements attributable to Ralcorp;

•	any permitted use by Ralcorp of the trademarks or information owned by, or licensed by a third party to, us;

•	any breach by Ralcorp or its subsidiaries of any covenant or agreement set forth in the Separation and Distribution Agreement or any instrument to effect the transactions under the Separation and Distribution Agreement; and

•	any item or matter for which indemnification by Ralcorp is provided in accordance with the Employee Matters Agreement.

The amount of any party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Business Opportunities

The Separation and Distribution Agreement will provide that neither we nor Ralcorp nor our respective affiliates will have any duty to refrain from engaging in similar activities or lines of business or doing business with suppliers or customers, and both we and Ralcorp acknowledge that neither of us will have any duty to communicate or offer any business opportunities to the other.

Exchange of Information

The Separation and Distribution Agreement will provide that we and Ralcorp will exchange certain information reasonably required to comply with reporting, filing, audit, litigation, tax, regulatory and other obligations, subject to certain exceptions.

Dispute Resolution

As a general rule, we and Ralcorp will agree to arbitration in the event of a dispute or claim arising out of the Separation and Distribution Agreement, any related ancillary agreements or the transactions contemplated by these agreements. However, there may be exceptions to the general rule if the amount in controversy is determined to be reasonably likely to be in excess of a specified amount, in which case the agreement permits either party to commence a court action in lieu of arbitration.

Further Assurances

We and Ralcorp will agree to use commercially reasonable efforts to take all actions reasonably necessary or advisable to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement, provided that neither party shall be obligated to pay any consideration or out-of-pocket expenses (other than de minimis fees), grant any concession or incur any liability to any third party.

Shareholder’s and Registration Rights Agreement

Prior to the separation, we and Ralcorp will enter into a shareholder’s and registration rights agreement pursuant to which we will agree that, upon the request of Ralcorp, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Ralcorp. In addition, Ralcorp will agree to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other shareholders. In connection with such agreement, Ralcorp will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Ralcorp to a person other than Ralcorp, and neither the Shareholder’s and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer.

Tax Allocation Agreement

Allocation of Taxes

We and Ralcorp will enter into a tax allocation agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

In general, under the Tax Allocation Agreement, except as described below, we will be responsible for:

•	all U.S. federal, state, local and foreign income taxes of Post or any of its subsidiaries for any tax period (or the portion thereof) that begins after the date of the distribution, other than such taxes arising as a result of the distribution and certain related transactions;

•	all taxes arising as a result of the distribution (or certain related transactions) failing to qualify as tax-free for U.S. federal income tax purpose to the extent such taxes arise as a result of (i) any breach on or after the date of the distribution of any representation, warranty, covenant or other obligation of Post or of a subsidiary of Post made in connection with the issuance of the private letter ruling or the tax opinion relating to, among other things, the qualification of the separation and certain related transactions as tax-free for U.S. federal income tax purposes or in the Tax Allocation Agreement or (ii) certain other actions or events, including the acquisition of all or a portion of our common stock or assets by any means whatsoever; any negotiations, understandings, agreements or arrangements by us with respect to transactions or events that cause the distribution and certain related transactions to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, our common stock representing a 50% or greater interest in us; any action or failure to act by us affecting the voting rights of our common stock; our merging or consolidating with any other person or our liquidating or partially liquidating; our ceasing to actively conduct our business during the two-year period after the distribution date; and our taking or failing to take any other action that prevents the distribution and certain related transactions from being tax-free;

•	all non-income taxes imposed on us or any of our subsidiaries that are reportable on a separate tax return that only includes us or any of our subsidiaries; and

•	certain value-added, sales or other transfer taxes incurred on certain non-U.S. transfers in connection with the separation.

Under the Tax Allocation Agreement, Ralcorp is generally responsible for all other taxes of Ralcorp and its subsidiaries (including any taxes of Post and any of its subsidiaries for any tax period (or the portion thereof) that ends on or before the date of the distribution) to the extent that we are not responsible for such taxes under the Tax Allocation Agreement, as summarized above.

Our obligations under the Tax Allocation Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Ralcorp and its subsidiaries under the Tax Allocation Agreement, we nonetheless could be liable under applicable tax law for such liabilities.

The Tax Allocation Agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the Tax Allocation Agreement provides for cooperation and information sharing with respect to tax matters.

Preservation of the Tax-free Status of the Distribution

Ralcorp and we intend the separation and certain related transactions to qualify as tax-free transactions pursuant to which no gain or loss is recognized by Ralcorp or its shareholders for U.S. federal income tax purposes except to the extent of cash received in lieu of fractional shares. Ralcorp expects to receive a private letter ruling from the IRS and an opinion from its outside tax advisor to such effect. In connection with the ruling and the opinion, we made or will make, respectively, certain representations regarding our company and our business and Ralcorp made or will make, respectively, certain representations regarding it and its business.

We have also agreed to certain restrictions that are intended to preserve the tax-free status of the separation and certain related transactions. We may take certain actions otherwise prohibited by these covenants if Ralcorp receives a private letter ruling from the IRS or if we obtain, and provide to Ralcorp, an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case, acceptable to Ralcorp in its sole and absolute discretion to the effect that such action would not jeopardize the tax-free status of the separation and certain related transactions.

Under the Tax Allocation Agreement, we will be prohibited from taking or failing to take any action that prevents the distribution and certain related transactions from being tax-free, and for the two-year period following the separation, we will be subject to restrictions with respect to:

•	entering into certain transactions pursuant to which all or a portion of our equity securities or assets would be acquired, whether by merger or otherwise, unless certain conditions are met;

•	issuing equity securities beyond certain thresholds;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents or taking any other action affecting the relative voting rights of our stock; or

•	merging or consolidating with any other person or liquidating or partially liquidating.

We have generally agreed to indemnify Ralcorp and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution to the extent caused by an acquisition of our stock or assets, or other actions of ours as summarized above. This indemnification applies even if Ralcorp has permitted us to take an action that would otherwise have been prohibited under the tax-related restrictions as described above.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Ralcorp that will set forth our agreements with Ralcorp as to certain employment, compensation, labor and benefits matters.

The Employee Matters Agreement will provide for the allocation and treatment of assets and liabilities arising out of Ralcorp’s employee compensation and benefit programs in which our employees participated prior to the distribution. Following the separation, we will provide benefit plans and arrangements in which our employees will participate going forward. Generally, we will assume or retain sponsorship of, and liabilities relating to, employee compensation and benefit programs relating to our current and former employees and all employees who will be transferred to us from Ralcorp in connection with the separation.

Pursuant to the Employee Matters Agreement, we will generally recognize and credit service with us and Ralcorp for all employees who will become our employees following the separation. The SIP that will be maintained by us will accept eligible rollover distributions, including participant loans, from the Ralcorp SIP representing account balances of individuals who are our employees immediately on or after the separation, if elected by such employees in accordance with applicable law and the terms of the plans. Such rollover distributions will be in the form of cash and, as applicable, promissory notes with respect to loans. In general, pursuant to the Employee Matters Agreement, all liabilities relating to health and welfare coverage or claims and workers compensation claims submitted by (or, in the case such coverage is fully insured, incurred by) or on behalf of our employees or their covered dependents under the Ralcorp health and welfare plans on or before the distribution date will remain liabilities of Ralcorp, and all liabilities relating to health and welfare coverage or claims incurred by or on behalf of our employees or their covered dependents after the distribution date will be our liabilities.

The Employee Matters Agreement will provide for the treatment of Ralcorp equity awards. We expect that at the time of the distribution, the outstanding options to purchase Ralcorp stock, as well as any stock appreciation rights, restricted stock equivalent awards or other Ralcorp equity awards, held by Post’s current employees who remain Post employees after the distribution date and former Post employees, will be converted to equity awards that relate solely to Post common stock in a manner designed to reflect the intrinsic value of such awards at the time of separation. At the time of the distribution, the terms of the outstanding options, stock appreciation rights, restricted stock equivalent awards, and other Ralcorp equity award held by the current employees who remain Ralcorp’s employees after the distribution date and Ralcorp’s former employees, will be appropriately adjusted to reflect the intrinsic value of such awards at the time of separation. In addition, existing performance criteria applicable to performance-based awards will be modified appropriately to reflect the separation.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with Ralcorp, under which Ralcorp or certain of its subsidiaries will provide us with certain services for a limited time to help ensure an orderly transition following the separation.

We anticipate that under the Transition Services Agreement, Ralcorp will provide certain corporate and administrative services, including:

•	information technology;

•	procurement;

•	human resources and benefits;

•	accounting;

•	warehousing, logistics and transportation; and

•	quality and product safety.

We expect that these services will be provided at cost, as determined by Ralcorp in a manner consistent with its cost accounting practices.

Under the planned Transition Services Agreement, we will release and indemnify Ralcorp and its affiliates for losses arising from or relating to the provision or use of any service or product provided under the Transition Services Agreement. We expect that the Transition Services Agreement will become effective on the distribution date, and will remain in effect until the expiration of the last time period for the performance of services thereunder, which we expect generally to be no longer than [ • ] months from the distribution date.

We expect that both we and Ralcorp will be permitted to terminate the Transition Services Agreement if the other party breaches any of its significant obligations under the agreement and does not cure such breach within 30 days of receiving written notice from the other party.

Commercial Agreements

Manufacturing Agreements.  We and Ralcorp will enter into certain manufacturing agreements, pursuant to which one party will manufacture certain products for the other party or for use by the other party as a component of its own products. These agreements will cover a range of products, and are intended to have arm’s-length terms.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2011:

•	on a historical basis; and

•	on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information, as follows:

•	the incurrence of $1,125 million of new indebtedness, which is expected to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 in aggregate principal amount of senior notes;

•	the distribution of approximately [ • ] shares of our common stock to holders of Ralcorp common stock, based upon the number of Ralcorp shares outstanding on [ • ], 2011;

•	our anticipated post-separation capital structure; and

•	the settlement of intercompany account balances between us and Ralcorp through cash or contribution to equity.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation, distribution and related financing transactions been completed as of June 30, 2011. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited combined financial statements and notes included elsewhere in this information statement.

	As of June 30, 2011
	Actual	As Adjusted (a)
(in millions)

Cash and cash equivalents	$7.0	$7.0

Debt, including current and long-term:
New senior credit facilities (b)	—	250.0
Senior notes due [ • ] (b)	—	875.0
Long-term intercompany debt (c)	716.5	—

Total debt	716.5	1,125.0

Equity:
Common stock	—	—
Additional paid-in capital	—	1,583.9
Net investment of Ralcorp	2,010.8	—
Accumulated other comprehensive income	16.2	16.2

Total equity	2,027.0	1,600.1

Total capitalization	$2,743.5	$2,725.1

(a)	Assumes the separation occurred as of June 30, 2011.

(b)	As part of the separation, we expect to incur approximately $1,125 million of new indebtedness, which we expect to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes, which we expect to initially issue to Ralcorp. The indebtedness may initially be incurred by Post Foods, LLC, and assumed by us in connection with the separation. See “Description of Financing Transactions and Material Indebtedness.”

(c)	Ralcorp assumed ownership of certain fixed and floating rate notes in connection with the acquisition of Post in August 2008. Although Ralcorp or one of its subsidiaries is the legal entity obligated to pay amounts outstanding under these notes, the remaining principal and related accrued but unpaid intercompany interest on these notes have been pushed down to us. See Note 12 of “Notes to Combined Financial Statements” for more information.

LISTING AND TRADING OF OUR COMMON STOCK

Market for Our Common Stock

There is currently no public market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “POST.” We cannot assure you as to the price at which our common will trade after the separation (or, on a “when-issued” basis, before the separation). Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and Ralcorp common stock held by shareholders after the separation may be less than, equal to or greater than the trading price of the Ralcorp common stock prior to the separation.

Transferability of Our Common Stock

The shares of our common stock that will be distributed to Ralcorp’s shareholders will be freely transferable, unless the holder is considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the record date, we estimate that our directors and officers will beneficially own [ • ] shares of our common stock. In addition, individuals who are affiliates of Ralcorp on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement, of which this information statement is a part, is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

We will file a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our incentive stock plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement becomes effective immediately upon filing.

In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution, none of our equity securities will be outstanding on or immediately after the separation. See “Arrangements between Ralcorp and Post — Shareholder’s and Registration Rights Agreement” for a discussion of certain registration rights with respect to our common shares.

DIVIDEND POLICY

Post is a newly formed entity and, therefore, has not paid dividends in the past.

Currently, we do not expect to pay any cash dividends on our common stock for the foreseeable future. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

The terms of our senior credit facilities and senior notes are expected to contain certain restrictions on our ability to declare or pay cash dividends, as discussed in “Description of Financing Transactions and Material Indebtedness.”

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA

The following table presents our selected historical condensed combined financial data. The statement of earnings data and statement of cash flows data for the nine months ended June 30, 2011 and for the fiscal years ended September 30, 2010 and 2009 and the balance sheet data as of June 30, 2011 and September 30, 2010 are derived from our audited combined financial statements included elsewhere in this information statement. The statement of earnings data and statement of cash flows data for the nine months ended June 30, 2010 have been derived from our unaudited interim condensed combined financial statements included elsewhere in this information statement. The statement of earnings data for the two months ended September 30, 2008 and the seven months ended August 4, 2008 and the balance sheet data as of September 30, 2009 and September 30, 2008 are derived from our unaudited combined financial statements that are not included in this information statement. The statement of earnings data and statement of cash flows data for the years ended December 29, 2007 and December 30, 2006 and the balance sheet data as of December 29, 2007 and December 30, 2006 are derived from our audited combined financial statements that are not included in this information statement.

The selected historical condensed combined financial and other operating data presented below should be read in conjunction with our audited combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation from Ralcorp and the distribution. For more information regarding these anticipated changes, see “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this information statement.

	Nine	Nine			Two	Seven
	Months	Months	Year	Year	Months	Months	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Aug. 4,	Dec. 29,	Dec. 30,
(In millions)	2011	2010	2010	2009	2008 (e)	2008 (f)	2007 (f)	2006 (f)
Statement of Earnings Data
Net sales	$730.4	$756.8	$996.7	$1,072.1	$184.6	$657.4	$1,102.7	$1,092.8
Cost of goods sold (a)	(381.6)	(430.3)	(553.7)	(570.8)	(127.1)	(370.4)	(639.5)	(636.6)

Gross profit	348.8	326.5	443.0	501.3	57.5	287.0	463.2	456.2
Selling, general and admin. exp. (b)	(180.3)	(166.1)	(218.8)	(272.7)	(43.7)	(150.6)	(267.0)	(256.9)
Amortization of intangible assets	(9.4)	(9.5)	(12.7)	(12.6)	(2.2)	—	—	—
Impairment of intangible assets (c)	(32.1)	—	(19.4)	—	—	—	—	—
Other operating expenses, net	(1.1)	(.5)	(1.3)	(.8)	—	(2.4)	(15.2)	(9.3)

Operating profit	125.9	150.4	190.8	215.2	11.6	134.0	181.0	190.0
Intercompany interest expense	(38.6)	(38.6)	(51.5)	(58.3)	(9.6)	—	—	—
Loss on sale of receivables (d)	(8.7)	—	—	—	—	—	—	—
Equity in earnings of partnership	2.9	1.4	2.2	—	—	—	—	—

Earnings before income taxes	81.5	113.2	141.5	156.9	2.0	134.0	181.0	190.0
Income taxes	(26.2)	(39.3)	(49.5)	(55.8)	(1.4)	(48.9)	(64.3)	(68.2)

Net earnings	$55.3	$73.9	$92.0	$101.1	$.6	$85.1	$116.7	$121.8

Statement of Cash Flows Data
Depreciation and amortization	$43.8	$41.6	$55.4	$50.6	$9.8	$20.3	$35.2	$34.9
Cash provided (used) by:
Operating activities	118.1	79.4	135.6	221.1			141.3	138.8
Investing activities	(9.8)	(18.1)	(24.3)	(36.7)			(19.6)	(32.5)
Financing activities	(106.6)	(62.4)	(112.4)	(183.3)			(121.8)	(136.3)

	June 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Dec. 29,	Dec. 30,
(In millions)	2011	2010	2010	2009	2008 (e)	2007 (f)	2006 (f)
Balance Sheet Data
Cash and cash equivalents	$7.0	$4.6	$4.8	$5.7	$3.2	$—	$—
Working capital (excl. cash and cash equivalents)	65.0	51.5	68.0	39.5	(180.1)	70.1	55.5
Total assets	3,288.0	3,366.1	3,348.0	3,368.1	3,504.6	918.5	914.4
Long-term intercompany debt	716.5	716.5	716.5	716.5	716.5	—	—
Other liabilities	80.2	89.1	90.7	78.3	69.6	9.9	8.8
Total equity	2,027.0	2,088.8	2,061.7	2,023.3	1,811.3	636.7	625.6

(a)	In 2011, Post incurred a loss of $3.5 million on economic hedges that did not meet the criteria for cash flow hedge accounting. For more information, see Note 10 of “Notes to Combined Financial Statements.” Post also incurred $.7, $1.3, $2.1, and $.8 million of costs recorded in cost of goods sold related to the transitioning of Post into Ralcorp operations during the nine months ended June 30, 2010, the fiscal years ended September 30, 2010 and 2009 and the two months ended September 30, 2008, respectively (see (b) below). In addition, acquisition accounting for the Post acquisition resulted in a one-time allocation of purchase price to acquired inventory of $23.4 million which was recognized in cost of goods sold in the two months ended September 30, 2008.

(b)	Post incurred $4.8, $6.4, $29.5, and $6.9 million of costs reported in selling, general and administrative expense, related to the transitioning of Post into Ralcorp operations during the nine months ended June 30, 2010, the fiscal years ended September 30, 2010 and 2009 and the two months ended September 30, 2008, respectively. For more information, see Note 16 of “Notes to Combined Financial Statements.”

(c)	For information about the impairment of intangible assets, see Note 2 of “Notes to Combined Financial Statements.”

(d)	In fiscal 2011, Post began selling certain of its receivables to Ralcorp pursuant to a Ralcorp accounts receivable securitization program. For more information, see Note 8 of “Notes to Combined Financial Statements.”

(e)	Ralcorp (Successor) acquired Post from Kraft Foods Inc. (Predecessor) on August 4, 2008 and changed its fiscal year end to September 30. The data for the two months ended September 30, 2008 represents results for the post-acquisition (Successor) period from August 4, 2008 to September 30, 2008. As a result of the acquisition and the application of purchase accounting, the basis of Post’s assets and liabilities were adjusted to fair value as of the acquisition date.

(f)	The data in these columns represents pre-acquisition financial information based on the fiscal calendar of Kraft Foods Inc. (Predecessor).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and accompanying notes included in this information statement.

The following unaudited pro forma condensed combined financial statements are based upon the historical combined financial information of the Post cereals business. The unaudited pro forma condensed combined statements of earnings for the nine months ended June 30, 2011 and fiscal year ended September 30, 2010, and the unaudited pro forma condensed combined balance sheet as of June 30, 2011 have been derived from the audited historical consolidated financial statements of the Post cereals business, which are included elsewhere in this information statement. Our historical financial statements include allocations of certain expenses from Ralcorp, which may not be representative of the costs we will incur in the future as an independent, publicly traded company.

The unaudited pro forma condensed combined statements of earnings for the nine months ended June 30, 2011 and year ended September 30, 2010 reflect our results as if the separation and related transactions described below had occurred as of October 1, 2009. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 reflects our financial position as if the separation and related transactions described below had occurred on that date. The unaudited pro forma condensed consolidated financial statements have been prepared to reflect the separation and other transaction related items, including:

•	the incurrence of $1,125 million of new indebtedness, which is expected to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes;

•	the distribution of approximately [ • ] shares of our common stock to holders of Ralcorp common stock, based upon the number of Ralcorp shares outstanding on [ • ], 2011;

•	our anticipated post-separation capital structure; and

•	the settlement of intercompany account balances between us and Ralcorp through cash or contribution to equity.

No pro forma adjustments have been included for the Transition Services Agreement, as we expect that the costs for the Transition Services Agreement will be comparable to those included in our historical financial statements. Likewise, no pro forma adjustments have been included related to the Tax Allocation Agreement, the Employee Matters Agreement or certain commercial agreements between us and Ralcorp because we do not expect those adjustments to have a significant effect on our financial statements. Earnings per share calculations are based on the pro forma weighted-average shares that would have been outstanding during the periods presented ([ • ] million shares for the nine months ended June 30, 2011 and [ • ] million shares for the year ended September 30, 2010) determined by applying the [ • ]-for-[ • ] exchange ratio to Ralcorp’s basic weighted-average shares outstanding for the corresponding periods. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The operating expenses reported in our carve-out historical statements of earnings include allocations of certain Ralcorp costs. These costs include allocation of Ralcorp corporate costs, including information technology, procurement, credit, treasury, legal, finance and other functions. We estimate that our corporate general and administrative expenses will increase by approximately $10 million to $20 million as a result of additional costs required to function as an independent publicly traded company. In addition, we expect non-recurring costs of approximately $[ • ] million to be incurred associated with the transition to an independent public company. We have not adjusted the accompanying unaudited pro forma condensed combined statements of earnings to reflect these costs and expenses.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly owned company during such periods.

Unaudited Pro Forma Condensed Combined Statements of Earnings
(In millions except per share data)

	Nine Months Ended June 30, 2011						Year Ended September 30, 2010
	Post	Pro Forma			Post		Post	Pro Forma			Post
	Historical	Adjustments			Pro Forma		Historical	Adjustments			Pro Forma

Net Sales	$730.4		$—			$730.4	$996.7		$—			$996.7
Cost of goods sold	(381.6)		—			(381.6)	(553.7)		—			(553.7)

Gross Profit	348.8		—			348.8	443.0		—			443.0
Selling, general and administrative expenses	(180.3)		(2.8	)(a)		(183.1)	(218.8)		—			(218.8)
Amortization of intangible assets	(9.4)		—			(9.4)	(12.7)		—			(12.7)
Impairment of intangible assets	(32.1)		—			(32.1)	(19.4)		—			(19.4)
Other operating expenses, net	(1.1)		—			(1.1)	(1.3)		—			(1.3)

Operating Profit	125.9		(2.8)			123.1	190.8		—			190.8
Intercompany interest expense	(38.6)		38.6	(b)		—	(51.5)		51.5	(b)		—
Interest expense	—		(44.0	)(b)		(44.0)	—		(58.6	)(b)		(58.6)
Loss on sale of receivables	(8.7)		8.7	(a)		—	—		—			—
Equity in earnings of partnership	2.9		(2.9	)(c)		—	2.2		(2.2	)(c)		—

Earnings before Income Taxes	81.5		(2.4)			79.1	141.5		(9.3)			132.2
Income taxes	(26.2)		.8	(d)		(25.4)	(49.5)		3.3	(d)		(46.2)

Net Earnings	$55.3		$(1.6)			$53.7	$92.0		$(6.0)			$86.0

Earnings per Share
Basic		$	[ • ]		$	[ • ]		$	[ • ]		$	[ • ]
Diluted		$	[ • ]		$	[ • ]		$	[ • ]		$	[ • ]
Weighted-average Shares Outstanding
Basic			[ • ]	(e)		[ • ]			[ • ]	(e)		[ • ]
Diluted			[ • ]	(e)		[ • ]			[ • ]	(e)		[ • ]

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Balance Sheet
(In millions)

	As of June 30, 2011
	Post	Pro Forma		Post
	Historical	Adjustments		Pro Forma
Assets
Current Assets
Cash and cash equivalents	$7.0	$—		$7.0
Receivable from Ralcorp	40.5	(40.5	)(a)	—
Receivables, net	7.3	40.5	(a)	47.8
Inventories	89.2	—		89.2
Deferred income taxes	3.7	—		3.7
Prepaid expenses and other current assets	1.7	—		1.7

Total Current Assets	149.4	—		149.4
Property, Net	424.0	—		424.0
Goodwill	1,794.5	—		1,794.5
Other Intangible Assets, Net	858.4	—		858.4
Investment in Partnership	61.7	(61.7	)(f)	—
Other Assets	—	25.0	(g)	25.0

Total Assets	$3,288.0	$(36.7)		$3,251.3

Liabilities and Equity
Current Liabilities
Accounts payable	$23.0	$—		23.0
Other current liabilities	54.4	(18.3	)(h)	36.1

Total Current Liabilities	77.4	(18.3)		59.1
Long-term Intercompany Debt	716.5	(716.5	)(h)	—
Long-term Debt	—	1,125.0	(g)	1,125.0
Deferred Income Taxes	386.9	—		386.9
Other Liabilities	80.2	—		80.2

Total Liabilities	1,261.0	390.2		1,651.2

Equity
Common stock	—	—	(i)	—
Additional paid-in capital	—	1,583.9	(j)	1,583.9
Net investment of Ralcorp	2,010.8	(2,010.8	)(j)	—
Accumulated other comprehensive income	16.2	—		16.2

Total Equity	2,027.0	(426.9)		1,600.1

Total Liabilities and Equity	$3,288.0	$(36.7)		$3,251.3

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(a)	Post Foods, LLC entered into an agreement on November 4, 2010 to sell all of the trade receivables of Post Foods, LLC to a wholly owned subsidiary of Ralcorp Holdings, Inc. named Ralcorp Receivables Corporation (RRC) as part of a Ralcorp financing arrangement. The purchase price calculation includes a discount factor of 1.18%, which resulted in a loss on sale of receivables of $8.7 million in the nine months ended June 30, 2011. Post received a fee of $2.8 million from RRC to service the receivables for that period (recorded as a reduction of “selling, general and administrative expenses”). Upon separation from Ralcorp, Post will no longer sell receivables to RRC, so pro forma adjustments have been made to remove the effects of the related historical transactions. For the purposes of preparing the pro forma balance sheet, adjustments to “receivable from Ralcorp” and “receivable, net” assume that trade receivables sold to RRC that remain outstanding at separation are sold back to Post at the original discounted purchase price.

(b)	For the purposes of preparing the unaudited pro forma condensed combined financial information, we have assumed that indebtedness totaling approximately $1,125.0 million will be incurred by Post in conjunction with the separation from Ralcorp. The debt is expected to consist of $250.0 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875.0 million in aggregate principal amount of senior notes. We have assumed that the borrowings under senior credit facilities will have a variable interest rate of 2.80% and a term of five years and the senior notes will have a fixed rate, but would be swapped to a variable rate of 5.55%, and a term of ten years. Estimated debt issuance costs related to the new debt instruments total approximately $5.0 million and $20.0 million, respectively, which are expected to be capitalized and amortized over the respective financing terms. The pro forma adjustments to “interest expense” include incremental interest expense and amortization of debt issuance costs, while the pro forma adjustments to “intercompany interest expense” remove historical intercompany interest expense related to “long-term intercompany debt,” discussed in note (h) below. An assumed interest rate increase of 125 basis points would increase annual interest expense by approximately $1.4 million.

(c)	Post Foods Canada Corp. and another Ralcorp entity are the only partners in a Canadian partnership. The historical financial statements reflect Post’s portion (48.15%) of the partnership’s earnings on an equity basis. The pro forma adjustment removes Post’s “equity in earnings of partnership” as Post will no longer participate in the partnership upon separation from Ralcorp.

(d)	The provision for income taxes included in our historical financial statements was determined as if Post filed separate, stand-alone income tax returns. Income tax impacts of pro forma adjustments have been estimated at Post’s incremental effective income tax rate for the respective period (approximately 32% for the nine months ended June 30, 2011 and approximately 35% for the year ended September 30, 2010), which reflect our best estimate of its statutory income tax rates for all tax jurisdictions. The decrease in the effective tax rate is primarily due to the effects of the Domestic Production Activities Deduction (DPAD), along with minor effects of shifts between the relative amounts of domestic and foreign income. The DPAD is a U.S. federal deduction of a percentage of taxable income from domestic manufacturing. Taxable income is affected by not only pre-tax book income, but also temporary differences in the timing and amounts of certain tax deductions, including significant amounts related to impairments of intangible assets, depreciation of property, and postretirement benefits. In addition, for fiscal 2011, the DPAD percentage was increased from 6% to 9% of qualifying taxable income.

(e)	Pro forma weighted-average basic shares outstanding are based on the number of Ralcorp common shares outstanding on June 30, 2011, adjusted for an assumed distribution ratio of [ • ] share[s] of Post common stock for every [ • ] share[s] of Ralcorp common stock. Pro forma weighted-average basic shares outstanding were calculated as the total of pro forma weighted-average basic shares outstanding and the dilutive shares related to stock-settled stock appreciation rights held by Post employees. At the time of the distribution, Ralcorp equity awards held by current Post employees who remain Post employees after the distribution date and former Post employees, will be converted to equity awards that relate solely to Post common stock in a manner designed to reflect the intrinsic value of such awards at the time of separation.

(f)	The pro forma adjustment removes Post’s “investment in partnership” which will be divested upon (or before) separation from Ralcorp.

(g)	Pro forma adjustments to “long-term debt” and “other assets” reflect the assumed indebtedness and related debt issuance costs, as described in note (b) above.

(h)	Pro forma adjustments to “long-term intercompany debt” and “other current liabilities” reflect the settlement of all intercompany debt and accrued intercompany interest at separation.

(i)	The pro forma adjustment to “common stock” reflects the issuance of Post common stock to shareholders of Ralcorp in the ratio of [ • ] share[s] of Post stock for every [ • ] share[s] of Ralcorp stock as of the distribution date. The par value of Post’s stock is assumed to be $0.01 per share.

(j)	The pro forma adjustment represents the reclassification of Ralcorp’s net investment in Post (“net investment of Ralcorp”) to “Additional paid-in capital” and equity adjustments related to the pro forma adjustments described in notes (f), (g), (h) and (i) above. For more information, see “Description of Financing Transactions and Material Indebtedness.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of Post and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Post during the nine months ended June 30, 2011 and during the fiscal years ended September 30, 2010 and September 30, 2009.

The financial statements of Post for these periods have been derived from Ralcorp’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in these financial statements are based on assumptions that we believe are reasonable. However, the financial statements do not necessarily represent the financial position or results of operations of Post had it been operated as a separate independent entity. See “Critical Accounting Policies and Estimates” below as well as Note 2 of “Notes to Combined Financial Statements.”

You should read this discussion in conjunction with the historical combined financial statements of Post and the notes to those statements and the unaudited pro forma condensed combined financial data and the notes to the pro forma condensed combined financial data of Post included elsewhere in this information statement.

The following discussion and analysis contains forward-looking statements. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Recently Issued Accounting Standards

See Note 3 of “Notes to Combined Financial Statements” for a discussion regarding recently issued accounting standards.

Results of Operations

The following discussion compares our operating results for the nine months ended June 30, 2011 with the nine months ended June 30, 2010 (unaudited), and for fiscal 2010 with fiscal 2009. We report year-end results, like Ralcorp, as of September 30 of each year. The following table summarizes key data that we believe are important for you to consider as you read the analysis below.

	Nine Months Ended June 30,			Year Ended September 30,
	2011	2010	% Change	2010	2009	% Change
(Dollars in millions)

Net Sales	$730.4	$756.8	(3)%	$996.7	$1,072.1	(7)%
Operating Profit	125.9	150.4	(16)%	190.8	215.2	(11)%
Net Earnings	55.3	73.9	(25)%	92.0	101.1	(9)%
Adjusted EBITDA	199.5	198.9	—%	275.5	297.4	(7)%

Adjusted EBITDA	$199.5	$198.9		$275.5	$297.4
Intercompany interest expense	(38.6)	(38.6)		(51.5)	(58.3)
Income taxes	(26.2)	(39.3)		(49.5)	(55.8)
Depreciation and amortization	(43.8)	(41.6)		(55.4)	(50.6)
Impairment of intangible assets	(32.1)	—		(19.4)	—
Transition and integration costs	—	(5.5)		(7.7)	(31.6)
Adjustments for economic hedges	(3.5)	—		—	—

Net Earnings	$55.3	$73.9		$92.0	$101.1

Net Sales

Volume changes for the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010 relative to comparable amounts for the prior year period were as follows:

	Nine Months	Year Ended
	Ended	September 30,
	June 30, 2011	2010

Honey Bunches of Oats	(6)%	7%
Pebbles	(1)%	(6)%
Other	(19)%	(6)%
Total	(11)%	(1)%

Nine Months Ended June 30, 2011 Compared to Nine Months Ended June 30, 2010

Net sales decreased $26.4 million or 3% compared to the prior year nine-month period, as higher net selling prices (driven primarily by a 22% reduction in trade spending) partially offset an 11% decline in overall volumes. Volumes were down across most of the Post brand portfolio driven by lower trade spending compared to the aggressive spending levels a year ago and competitive promotional activity. The reduction in trade spending is part of a continuing focus on more efficient trade program investments. Other factors positively impacting net sales include the launch of Pebbles Treats, an 8% increase for Great Grains (fueled by a national advertising campaign to support the brand) and favorable effects of foreign exchange rate changes ($3 million).

Fiscal 2010 Compared to 2009

Net sales decreased $75.4 million or 7% compared to fiscal 2009 driven by a 1% volume decline and lower net selling prices as a result of increased trade promotion spending. Volumes were positively impacted by strong gains for Honey Bunches of Oats (up 7%), more than offset by single digit volume declines across most of the brand portfolio driven primarily by the impact of product downsizing for Pebbles and other kids cereals that occurred late in fiscal 2009. Net sales benefitted from new product extensions within the Honey Bunches of Oats (Pecan Bunches) and Pebbles (including Cupcake and Marshmallow Pebbles) brands as well as carryover pricing and downsizing initiatives from 2009. The industry’s ready-to-eat cereal category declined in the low single digits during the fiscal year, as all branded competitors, including Post, aggressively used trade promotions to compete on pricing and protect market share. This competitive environment was an extension of what was seen in fiscal 2009 where Post’s sales volumes were negatively impacted by a reduction in promotional activity relative to the competition, particularly during the second half of fiscal 2009.

Margins

	Nine Months Ended June 30,		Year Ended September 30,
	2011	2010	2010	2009
(% of net sales)

Gross Profit	47.8%	43.1%	44.4%	46.8%
Selling, general and administrative expenses	(24.7)%	(21.9)%	(22.0)%	(25.4)%
Amortization of intangible assets	(1.3)%	(1.3)%	(1.3)%	(1.2)%
Impairment of intangible assets	(4.4)%	—%	(1.9)%	—%
Other operating expenses, net	(.2)%	(.1)%	(.1)%	(.1)%

Operating Profit	17.2%	19.9%	19.1%	20.1%

Adjusted Gross Profit	48.2%	43.2%	44.6%	47.0%
Adjustments for economic hedges	(.5)%	—%	—%	—%
Transition and integration costs	—%	(.1)%	(.1)%	(.2)%

Gross Profit	47.8%	43.1%	44.4%	46.8%

Adjusted Selling, General & Administrative Expenses	(24.7)%	(21.3)%	(21.3)%	(22.7)%
Transition and integration costs	—%	(.6)%	(.6)%	(2.8)%

Selling, general and administrative expenses	(24.7)%	(21.9)%	(22.0)%	(25.4)%

Adjusted Operating Profit	22.1%	20.6%	21.9%	23.0%
Adjustments for economic hedges	(.5)%	—%	—%	—%
Transition and integration costs	—%	(.7)%	(.8)%	(2.9)%
Impairment of intangible assets	(4.4)%	—%	(1.9)%	—%

Operating Profit	17.2%	19.9%	19.1%	20.1%

Nine Months Ended June 30, 2011 Compared to Nine Months Ended June 30, 2010

Gross profit margins were negatively impacted by $3.5 million mark-to-market losses on commodity derivatives that did not qualify for hedge accounting (economic hedges) in the nine months ended June 30, 2011 and $.7 million of transition and integration costs in the nine months ended June 30, 2010. Excluding the effect of these items, adjusted gross profit margins were 48.2%, up from 43.2% for the prior year nine-month period. Gross profit margins benefitted significantly from lower trade spending, manufacturing and freight costs, offset partially by higher raw material costs (primarily sugar, nuts, corn and packaging costs). Trade spending declined 22%, accounting for 5.3 percentage points of the margin improvement.

Selling, general and administrative expenses (SG&A) as a percentage of net sales were negatively impacted by $4.8 million of transition and integration costs in 2010. Excluding the effect of this item, SG&A as a percentage of net sales increased from 21.3% in 2010 to 24.7% in 2011, driven primarily by higher advertising costs. The increase in advertising costs (up $17.7 million) was primarily due to the national advertising campaign to support the Great Grains brand re-launch as well as modest increases behind Pebbles and Honey Bunches of Oats.

In addition to the items discussed above, operating profit margin was negatively impacted by the impairment of intangible assets and adjustments for economic hedges for the nine months ended June 30, 2011 and transition and integration costs for the nine months ended June 30, 2010. Excluding the effect of these items, adjusted operating profit increased from 20.6% to 22.1%.

Fiscal 2010 Compared to 2009

Gross profit margins declined from 46.8% in 2009 to 44.4% in 2010. The overall decline in gross profit margin was driven by lower net selling prices due to increased trade promotion spending in fiscal 2010. These declines were partially offset by favorable raw material costs (notably wheat, corn, rice, nuts, oil and oats, offset partially by higher costs for sweeteners), reduced operating expenses and decreased transition and integration costs.

SG&A expenses as a percentage of net sales were positively impacted by reduced levels of transition and integration costs in 2010 when compared to 2009. Excluding the effect of this item, SG&A as a percent of sales decreased from 22.7% in 2009 to 21.3% in 2010, driven primarily by lower advertising costs. Advertising costs declined $29.5 million compared to prior year as Post shifted resources from advertising to trade promotion spending (included as a reduction to net sales) in order to compete with branded competitors. Other factors positively impacting SG&A as a percentage of sales include lower bad debt expense, incentive compensation, and licensing royalty fees, offset partially by higher warehousing costs and corporate administrative charges from Ralcorp as Post migrated off the transition services agreement with Kraft.

In addition to the items discussed above, operating profit margin was negatively impacted by the impairment of intangible assets in fiscal 2010 and transition and integration costs in both years. Excluding these items, adjusted operating profit decreased from 23.0% to 21.9%.

Impairment of Intangible Assets

In June 2011, a trademark impairment loss of $32.1 million was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks based on reassessments triggered by the announced separation of Post from Ralcorp. The trademark impairment was due to reductions in anticipated future sales as a result of competition, lack of consumer response to advertising and promotions for these brands, and further reallocations of advertising and promotion expenditures to higher-return brands.

In the fourth quarter of fiscal 2010, a trademark impairment loss of $19.4 million was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks. The trademark impairment was due to a reallocation of advertising and promotion expenditures to higher-return brands and reductions in anticipated sales-growth rates based on the annual forecasting process completed in the fourth quarter.

See further discussion of impairments under “Critical Accounting Policies and Estimates” below.

Transition and Integration Costs

Post incurred significant costs in the nine months ended June 30, 2010, fiscal years ended September 30, 2010 and 2009 and the two months ended September 30, 2008 related to the August 2008 acquisition by Ralcorp. The costs include transitioning Post into Ralcorp operations, including decoupling the cereal assets of Post from those of other operations of Kraft Foods Inc. (the former owner), developing stand-alone Post information systems, developing independent sales, logistics and purchasing functions for Post, and other significant integration undertakings. While a portion of those costs are capitalized, the expense portion totaled $5.5 million, $7.7 million and $31.6 million for the nine months ended June 30, 2010, fiscal 2010 and 2009, respectively.

For more information about transition and integration costs, see Note 16 of “Notes to Combined Financial Statements.”

Intercompany Interest Expense

Intercompany interest expense was $38.6 million for the nine month periods ended June 30, 2011 and June 30, 2010. Debt levels remained unchanged during these time periods, and consisted of debt obligations assumed by Ralcorp from Kraft Foods in the August 2008 acquisition. Intercompany interest expense decreased $6.8 million, or 12%, from $58.3 million in 2009 to $51.5 million in 2010. The decrease in intercompany interest expense year over year is due to the extinguishment of term loans totaling $300.0 million during August 2009.

Loss on Sale of Receivables

On November 4, 2010, Post entered into an agreement to sell, on an ongoing basis, all of the trade accounts receivable of Post Foods, LLC to a wholly owned, bankruptcy-remote subsidiary of Ralcorp Holdings, Inc. named Ralcorp Receivables Corporation (RRC). The accounts receivable of Post Foods Canada Corp. were not incorporated into the agreement and are not being sold to RRC. The purchase price of the receivables sold is calculated with a discount factor of 1.18%. For more information, see Note 8 of “Notes to Combined Financial Statements.”

Equity in Earnings of Partnership

On February 1, 2010, Post Foods Canada Corp. received an equity contribution from its parent company in the form of a 48.15% ownership interest in a Canadian partnership named RAH Canada Limited Partnership. The earnings of the partnership are derived from interest on loans to the partners. Post accounts for its investment in the partnership using the equity method, recognizing its share of the partnership’s earnings each period. For more information, see Note 18 of “Notes to Combined Financial Statements.”

Income Taxes

Income taxes declined $13.1 million, or 33%, for the nine months ended June 30, 2011 compared to the same period in the prior year, driven primarily by lower earnings before taxes. The effective income tax rate was approximately 32.1% for the nine months ended June 30, 2011, down from 34.7% in the prior year. For the year ended September 30, 2010, income taxes declined $6.3 million, or 11%, from 2009, driven primarily by lower earnings before taxes. The effective income tax rate was approximately 35.0% for the year ended September 30, 2010, down only slightly from 35.6% in the prior year.

The decrease in the effective tax rate is primarily due to the effects of the Domestic Production Activities Deduction (DPAD), along with minor effects of shifts between the relative amounts of domestic and foreign income. The DPAD is a U.S. federal deduction of a percentage of taxable income from domestic manufacturing. Taxable income is affected by not only pre-tax book income, but also temporary differences in the timing and amounts of certain tax deductions, including significant amounts related to impairments of intangible assets, depreciation of property, and postretirement benefits. In addition, for fiscal 2011, the DPAD percentage was increased from 6% to 9% of qualifying taxable income.

Non-GAAP Measures

The non-GAAP financial measures presented herein and discussed below do not comply with accounting principles generally accepted in the United States, or GAAP, because they are adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of earnings. These non-GAAP financial measures, which are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the methods of calculation, should not be considered an alternative to, or more meaningful than, related measures determined in accordance with GAAP. As further discussed below, these non-GAAP measures supplement other metrics used by management to internally evaluate its business and facilitate the comparison of operations over time.

•	Adjusted EBITDA, as presented herein, is defined as earnings before interest, income taxes, depreciation, and amortization, excluding impairment of intangible assets, adjustments for economic hedges, and transition and integration costs. Adjusted EBITDA is often used to assess Post’s performance because it allows comparison of operating performance on a consistent basis across periods by removing the effects of capital structure (such as varying levels of interest expense), items largely outside the control of the management team (such as income taxes), asset base (such as depreciation, amortization, and impairments), derivatives accounting that is not representative of the economic effect of hedges, and irregular or non-recurring costs (such as transition and integration costs).

•	Adjusted Gross Profit (as a percentage of net sales) is an additional measure for comparing gross margins between periods, without the effects of adjustments for economic hedges and transaction and integration costs.

•	Adjusted SG&A Expenses (as a percentage of net sales) is an additional measure for comparing SG&A between periods, without the effects of transition and integration costs.

•	Adjusted Operating Profit (as a percentage of net sales) is an additional measure for comparing operating margins between periods, without the effects of intangible asset impairments, transition and integration costs and adjustments for economic hedges.

Liquidity and Capital Resources

Our financial resources have historically been provided by Ralcorp, which has managed cash and cash equivalents on a centralized basis. Under Ralcorp’s centralized cash management system, cash requirements are provided directly by Ralcorp and cash generated by Post is generally remitted directly to Ralcorp. Transaction systems (e.g. payroll, employee benefits, and accounts payable) used to record and account for cash disbursements are generally provided by Ralcorp. Cash receipts associated with our business have been transferred to Ralcorp on a daily basis and Ralcorp has funded our cash disbursements. On November 4, 2010, Post entered into an agreement to sell trade accounts receivable of Post Foods, LLC to a wholly owned subsidiary of Ralcorp Holdings, Inc. named Ralcorp Receivables Corporation (RRC). As of June 30, 2011, RRC owed Post $40.5 million (recorded as Receivable from Ralcorp) related to the sale of receivables. Long-term intercompany debt was $716.5 million at June 30, 2011 and September 30, 2010. Post expects that all intercompany accounts between Post and Ralcorp will be settled immediately prior to the separation and that after the separation, there will be no further loans from Ralcorp.

As part of the separation, we expect to incur approximately $1,125 million of new indebtedness, which we expect to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes, which we expect to initially issue to Ralcorp. We expect that a portion of the proceeds from the credit facilities, in the amount of $[ • ] million, will be transferred to Ralcorp in connection with the separation and a portion will be used to directly or indirectly acquire the assets of the Canadian operations of the Post cereals business. The indebtedness may initially be incurred by Post Foods, LLC, and assumed by us in connection with the separation.

We expect that Ralcorp will transfer the senior notes to certain financial institutions, which we refer to as “exchange counterparties,” in order to satisfy certain of its then outstanding debt obligations. We refer to this transfer as a “debt exchange.” As a result of these financing transactions, Ralcorp will receive in connection with the separation approximately $[ • ] million in cash from us or Post Foods, LLC, and approximately $875 million in cash from the exchange counterparties. At the same time, we expect to incur indebtedness in the total amount of $1,125 million, for which we will not retain any cash following the separation (except to the extent of any retained proceeds from the credit facilities). We expect that the exchange counterparties may subsequently transfer our senior notes obtained from Ralcorp in the debt exchange. See “Description of Financing Transactions and Material Indebtedness.”

Effective as of the distribution date, Ralcorp expects to transfer to Post certain defined benefit pension and other post retirement benefit plans. For more information about defined benefit pension and post retirement benefit plans, see Note 14 of “Notes to Combined Financial Statements.”

We believe our cash flows from operations and our future credit facilities will be sufficient to satisfy our future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for the foreseeable future. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this information statement. If we are unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of our credit facilities, we may be required to seek additional financing alternatives.

The following tables show recent cash flow and capitalization data, which is discussed below.

	Nine Months Ended		Year Ended
	June 30,		September 30,
(In millions)	2011	2010	2010	2009

Cash provided by operating activities	$118.1	$79.4	$135.6	$221.1
Cash used by investing activities	(9.8)	(18.1)	(24.3)	(36.7)
Cash used by financing activities	(106.6)	(62.4)	(112.4)	(183.3)
Effect of exchange rate changes on cash	.5	—	.2	1.4

Net increase (decrease) in cash and cash equivalents	$2.2	$(1.1)	$(.9)	$2.5

	June 30,	June 30,	Sept. 30,	Sept. 30,
(In millions)	2011	2010	2010	2009

Cash and cash equivalents	$7.0	$4.6	$4.8	$5.7
Working capital excluding cash and cash equivalents	65.0	51.5	68.0	39.5
Long-term intercompany debt	716.5	716.5	716.5	716.5
Total Ralcorp equity	2,027.0	2,088.8	2,061.7	2,023.3

Operating Activities

Nine Months Ended June 30, 2011 Compared to Nine Months Ended June 30, 2010

Cash provided by operating activities for the nine months ended June 30, 2011 increased $38.7 million when compared to June 30, 2010. The increase is due to higher net earnings (excluding the impact of the impairment of intangible assets and deferred income taxes), payment of $13.6 million to Kraft in fiscal 2010 related to the transition services agreement (TSA), a $2.0 million distribution to Post Canada from RAH Limited Partnership (see Note 18 in “Notes to Combined Financial Statements”), and changes in working capital. Changes in working capital were driven by a prior year decrease in levels of accrued obligations related to trade spending, largely offset by the effects of a current year increase in inventory levels (lower sales volumes in 2011 and an inventory build in advance of a scheduled plant shutdown for maintenance in July 2011) and a prior year inventory reduction.

2010 Compared to 2009

The decrease in net cash provided by operating activities in 2010 compared to 2009 is due primarily to the final cash settlement of the Kraft TSA in fiscal 2010 and a net decrease in working capital (excluding cash and current debt). In 2008 and 2009, Kraft on our behalf collected cash from our customers and paid our vendors under a TSA, resulting in a net receivable balance from Kraft of $49.1 million in 2008 and a net payable balance to Kraft of $13.6 million at the end of fiscal 2009. During 2009, these items positively impacted cash flows by $62.7 million. Working capital was negatively impacted by lower advertising and promotion accruals in 2010 (driven by reduced spending in 2010 versus 2009), partially offset by lower trade receivables and inventory levels.

Investing Activities

Net cash used for investing activities was $9.8 million for the nine months ended June 30, 2011, down $8.3 million from the comparable period a year ago due to a reduction in the amount of capital spending.

Capital expenditures decreased $12.4 million from fiscal 2009 to $24.3 million for fiscal 2010. Fiscal 2009 included several capital projects related to decoupling the Post business from Kraft following the acquisition by Ralcorp in August 2008.

Financing Activities

Changes in cash used in financing activities for the nine months ended June 30, 2011 and 2010, and for fiscal years 2010 and 2009 are primarily due to transfers to and from Ralcorp. The components of net transfers include cash deposits from Post to Ralcorp and cash borrowings received from Ralcorp used to fund operations or capital expenditures and allocations of Ralcorp’s corporate expenses (see Note 16 of “Notes to Combined Financial Statements”). In addition, Ralcorp repaid term loans attributable to the acquisition of Post totaling $300 million during fiscal 2009.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments which obligate us to make payments in the future. The table below sets forth our significant future obligations by time period as of June 30, 2011. The table does not include amounts related to debt expected to be issued by Post at the date of separation (described above). For consideration of the table below, “Less Than 1 Year” refers to obligations due between June 30, 2011 and September 30, 2012, “1-3 Years” refers to obligations due between October 1, 2012 and September 30, 2014, “3-5 Years” refers to obligations due between October 1, 2014 and September 30, 2016, and “More Than 5 Years” refer to any obligations due after September 30, 2016.

		Less Than			More Than
(dollars in millions)	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term intercompany debt (a)	$1,092.2	$76.2	$151.2	$95.2	$769.6
Operating lease obligations (b)	10.7	4.2	5.5	1.0	—
Purchase obligations (c)	178.6	143.9	31.2	3.5	—
Deferred compensation obligations (d)	.7	—	—	—	.7
Benefit obligations (e)	89.9	1.0	2.6	4.4	81.9

Total	$1,372.1	$225.3	$190.5	$104.1	$852.2

(a)	Long-term intercompany debt obligations include principal payments and intercompany interest payments based on interest rates at June 30, 2011. See Note 12 of “Notes to Combined Financial Statements” for details.

(b)	Operating lease obligations consist of minimum rental payments under noncancelable operating leases, as shown in Note 13 of “Notes to Combined Financial Statements.”

(c)	Purchase obligations are legally binding agreements to purchase goods or services that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(d)	Deferred compensation obligations have been allocated to time periods based on existing payment plans for terminated employees and the estimated timing of distributions to current employees based on age.

(e)	Benefit obligations consist of future payments related to pension and other postretirement benefits as estimated by an actuarial valuation and shown in Note 14 of “Notes to Combined Financial Statements.”

Inflation

Inflationary pressures have had an adverse effect on Post through higher raw material and fuel costs, as discussed above. We believe that inflation has not had a material adverse impact on our operations in the nine months ended June 30, 2011, and the years ended September 30, 2010 and 2009, but could have a material impact in the future if inflation rates were to significantly exceed our ability to achieve price increases.

Currency

Certain sales and costs of our Canadian operations were denominated in Canadian dollars. Consequently, profits from this business can be impacted by fluctuations in the value of the Canadian dollars relative to U.S. dollars.

Critical Accounting Policies and Estimates

The following discussion is presented pursuant to the United States Securities and Exchange Commission’s Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies.” The policies below are both important to the representation of Post’s financial condition and results and require management’s most difficult, subjective or complex judgments.

Under generally accepted accounting principles in the United States, we make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent liabilities. We base estimates on past experience and on various other assumptions that are believed to be reasonable under the circumstances. Those estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Throughout the periods covered by the financial statements, the operations of Post were conducted and accounted for as part of Ralcorp. The Post financial statements were derived from Ralcorp’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in the financial statements are based on assumptions that we believe are reasonable. The financial statements do not necessarily represent our financial position had our business been operated as a separate independent entity.

Under Ralcorp’s centralized cash management system, cash requirements are provided directly by Ralcorp, and cash generated by us is generally remitted directly to Ralcorp. Transaction systems (e.g., payroll, employee benefits, and accounts payable) used to record and account for cash disbursements are generally provided by Ralcorp. Ralcorp also provides us centralized demand planning, order management, billing, credit and collection functions. These sales and customer service functions operate on a regional basis and are customer rather than business or product focused. Transaction systems (e.g., revenues, accounts receivable, and cash application) used to record and account for cash receipts are also provided by centralized Ralcorp organizations. These Ralcorp systems are generally designed to track assets/liabilities and receipts/payments on a business specific basis.

Net revenues in the combined statements of earnings represent net sales directly attributable to us, including sales to other Ralcorp entities. Costs and expenses in the combined statements of earnings represent direct and allocated costs and expenses related to us. Costs for certain functions and services performed by centralized Ralcorp organizations have been allocated to us based on reasonable activity bases (generally volume, revenues, net assets, or a combination as compared to total Ralcorp and Post amounts) or other reasonable methods. The combined statements of earnings include expense allocations for:

•	certain fixed and variable manufacturing, shipping, distribution, and related systems and administration costs;

•	certain Ralcorp corporate administrative expenses; and

•	certain variable and fixed selling expenses for the Ralcorp customer service functions, including systems and sales administrative expenses.

Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged. If additional rights of return are granted, revenue recognition is deferred. We record estimated reductions to revenue for customer incentive offerings based upon specific program offerings and each customer’s redemption history. If specific program volumes exceed planned amounts or a greater proportion of customers redeem incentives than estimated, additional reductions to revenue may be required.

Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market value and have been reduced by an allowance for obsolete product and packaging materials. The estimated allowance is based on a review of inventories on hand compared to estimated future usage and sales. If market conditions and actual demands are less favorable than projected, additional inventory write-downs may be required.

We review long-lived assets, including leasehold improvements, property and equipment, and amortized intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Trademarks with indefinite lives are reviewed for impairment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate the trademark may be impaired. The trademark impairment tests require us to estimate the fair value of the trademark and compare it to its carrying value. The estimated fair value is determined using an income based approach (the relief-from-royalty method), which requires significant assumptions, including estimates regarding future revenue growth and appropriate royalty rates. In our recent tests, we assumed royalty rates ranging from 0.5% to 7% for our trademarks. The failure in the future to achieve revenue growth rates or a significant reduction in the royalty rate assumed would likely result in the recognition of a trademark impairment loss. In June 2011, a trademark impairment loss of $32.1 million was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks based on reassessments triggered by the announced separation of Post from Ralcorp. The trademark impairment was due to reductions in anticipated future sales as a result of competition, lack of consumer response to advertising and promotions for these brands, and further reallocations of advertising and promotion expenditures to higher-return brands. These factors, particularly the lower than expected revenues during 2011 and further declines in market share, led us to lower royalty rates for both the Shredded Wheat and Grape-Nuts brands as well as further reduce future sales growth rates, resulting in a partial impairment of both brands. Holding all other assumptions constant, if the discount rate had been one percentage point higher, if the sales growth rates for each period had been one percentage point lower, or if the royalty rates had been one percentage point lower, the impairment of Shredded Wheat and Grape-Nuts at June 30, 2011 would have been $4 to $8 million higher. Excluding those two brands, each of our other material indefinite-lived trademarks had estimated fair values which exceeded their carrying values by at least 10%.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. We conduct a goodwill impairment review during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment test requires us to estimate the fair value of the business and certain assets and liabilities. The estimated fair value was determined using a combined income and market approach with a greater weighting on the income approach (75% of the calculation). The income approach is based on discounted future cash flows and requires significant assumptions, including estimates regarding future revenue, costs, and capital requirements. The market approach (25% of the calculation) is based on a multiple of EBITDA and requires an estimate of appropriate EBITDA multiples based on market data.

As of June 30, 2011, Post had a goodwill balance of $1,794.5 million. In June 2011, we conducted a goodwill impairment test due to the announced separation of Post from Ralcorp. The estimated fair value of Post exceeded its carrying value by 5%. For the calculation of fair value, we assumed future revenue growth rates ranging from 2% to 3% with a long-term (terminal) growth rate of 3%. We applied a discount rate of 9% to cash flows and used a multiple of 9.5 times projected fiscal 2012 earnings before interest, income taxes, depreciation and amortization (EBITDA). These assumptions, along with key profitability and cash flow assumptions, were determined based on actual trends observed in the first nine months of fiscal 2011.

The failure to achieve forecasted operating results and cash flows, an unfavorable change in forecasted operating results and cash flows, an increase in discount rates based on changes in cost of capital (interest rates, etc.), or a decline in industry market EBITDA multiples may reduce the estimated fair value below the carrying value and would likely result in the recognition of a goodwill impairment loss. For the June 30, 2011 goodwill impairment test, holding all other assumptions constant, if the EBITDA multiple had been below 7.44, if the discount rate had been above 9.41%, or if the sale growth rate for each future period had been more than 42 basis points lower, the estimated fair value of Post would have been lower than its carrying value.

Ralcorp maintains all debt obligations on a consolidated basis to fund and manage operations. During the periods presented in these financial statements, Post had no direct debt obligations; however, Ralcorp has followed the policy of applying debt and related interest expense to the operations of Post based upon net debt assumed in the acquisition of Post from Kraft Foods in August 2008 (see Note 12 of “Notes to Combined Financial Statements”).

Pension assets and liabilities are determined on an actuarial basis and are affected by the estimated market-related value of plan assets; estimates of the expected return on plan assets, discount rates, and future salary increases; and other assumptions inherent in these valuations. We annually review the assumptions underlying the actuarial calculations and make changes to these assumptions, based on current market conditions and historical trends, as necessary. Differences between the actual return on plan assets and the expected return on plan assets and changes to projected future rates of return on plan assets will affect the amount of pension expense or income ultimately recognized. The other postretirement benefits liability (partially subsidized retiree health and life insurance) is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in healthcare costs. Changes in the discount rate and differences between actual and expected healthcare costs will affect the recorded amount of other postretirement benefits expense. For both pensions and postretirement benefit calculations, the assumed discount rate is determined by projecting the plans’ expected future benefit payments as defined for the projected benefit obligation or accumulated postretirement benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality (rated AA or better by Moody’s Investor Service) corporate bonds as of the measurement date, and solving for the single equivalent discount rate that results in the same present value. A 1% decrease in the assumed discount rate (from 5.96% to 4.96% for US and from 5.59% to 4.59% for Canadian) would have increased the recorded benefit obligations at June 30, 2011 by approximately $3.9 million for pensions and approximately $14.6 million for other postretirement benefits. The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations of the plans. A 1% decrease in the assumed return on plan assets (from 8.75% to 7.75% for US and from 6.25% to 5.25% for Canadian) would have increased the net periodic benefit cost for the pension plans by approximately $.3 million. In separating amounts in the U.S. plans between Post and Ralcorp, liabilities were calculated directly based on the participants of each group. Plan contributions were allocated based on target liability plus normal cost (for funding) for each group. Investment earnings were allocated based on beginning of year projected benefit obligation for each group. Actual benefit payments were allocated based on expected benefit payments for each group. See Note 14 of “Notes to Combined Financial Statements” for more information about pension and other postretirement benefit assumptions.

Prior to October 1, 2009, liabilities for workers’ compensation claims specific to Post employees were estimated based upon details of current claims, historical trends, and expected trends determined on an actuarial basis. Effective October 1, 2009, Post transferred the liability for these claims to a captive insurance company that is a wholly owned subsidiary of Ralcorp for an initial premium payment to the captive. Since that date, Post carries insurance for workers compensation claims through the captive insurance company. Ralcorp maintains a centralized self-insured plan for employee healthcare costs. Ralcorp charges Post monthly for claims paid which relate to Post employees. The liability for claims incurred but not yet reported is maintained by Ralcorp.

Post employees have historically participated in equity plans of Ralcorp. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate, and expected dividends. In addition, judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. For equity awards, the original estimate of the grant date fair value is not subsequently revised unless the awards are modified, but the estimate of expected forfeitures is revised throughout the vesting period and the cumulative stock-based compensation cost recognized is adjusted accordingly. For liability awards, the fair value is remeasured at the end of each reporting period. See Note 15 of “Notes to Combined Financial Statements” for more information about stock-based compensation and our related estimates.

We estimate income tax expense based on taxes in each jurisdiction. We estimate current tax exposures together with temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. We believe that sufficient income will be generated in the future to realize the benefit of most of our deferred tax assets. Where there is not sufficient evidence that such income is likely to be generated, we establish a valuation allowance against the related deferred tax assets. We are subject to periodic audits by governmental tax authorities of our income tax returns. These audits generally include questions regarding our tax filing positions, including the amount and timing of deductions and the allocation of income among various tax jurisdictions. We evaluate our exposures associated with our tax filing positions, including state and local taxes, and record reserves for estimated exposures. As of June 30, 2011, three years (2008, 2009, and 2010) were subject to audit by the Internal Revenue Service, various state and local taxing authorities, and the Canadian Revenue Agency. See Note 5 of “Notes to Combined Financial Statements” for more information about estimates affecting income taxes.

Qualitative and Quantitative Disclosures About Market Risk

Commodity Price Risk

In the ordinary course of business, Post is exposed to commodity price risks relating to the acquisition of raw materials and fuels. We participate in Ralcorp’s derivative financial instrument program, which includes futures contracts, options and swaps, to manage certain of these exposures when it is practical to do so. For more information, see Note 10 of “Notes to Combined Financial Statements.”

Foreign Currency Risk

Post has foreign currency exchange rate risk related to its Canadian entity, whose functional currency is the Canadian dollar.

Interest Rate Risk

Post has interest rate risk related to the debt held by Ralcorp attributed to Post. Changes in interest rates impact fixed and variable rate debt differently. For fixed rate debt, a change in interest rates will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. At June 30, 2011, financing arrangements attributed to Post included $696.5 million of fixed rate debt and $20 million of variable rate debt. For more information, see Note 12 of “Notes to Combined Financial Statements.”

Following the separation, the risks related to our business will also include certain market risks that may affect our debt and other financial instruments. In particular, we will face the market risks associated with interest rate movements on our outstanding debt. Following the separation, we will be highly leveraged. We expect to incur approximately $1,125 million in long-term debt in connection with the separation. Approximately $250 million of this debt is expected to bear interest at a floating rate, and we may enter into a fixed-to-floating interest rate swap with respect to our $875 million principal amount of senior notes. Accordingly, $1,125 million in our long-term debt could be subject to an element of market risk from changes in interest rates. A one-percent increase or decrease in the interest rate applicable to us would result in a $1 million increase or decrease in our annual interest expense for every $100 million of floating rate debt we may incur. We expect to regularly assess market risks and to establish policies and business practices to protect against the adverse effects of these exposures.

BUSINESS

Overview

The Post cereals business is the third largest seller of ready-to-eat cereals in the United States based on market share, with a market share of approximately 11.3% based on revenues for the 52-week period ended August 27, 2011, according to information available from A.C. Nielsen. Our products are manufactured through our flexible production platform consisting of four owned primary facilities and sold through a variety of channels such as grocery stores, mass merchandisers, club stores, drugstores, convenience stores and foodservice establishments. Our portfolio includes diverse offerings such as Honey Bunches of Oats, Pebbles, Post Selects, Great Grains, Spoon Size Shredded Wheat, Post Raisin Bran, Grape-Nuts, and Honeycomb. We leverage the strength of our brands, category expertise, leadership, and over a century of institutional knowledge to create a diverse portfolio of cereals that enhance the lives of our customers.

For more than 110 years, Post has produced great-tasting, high-quality and nutritious cereal products that have defined the breakfast experience for generations of families. Our tradition began in 1895 when Charles William (C.W.) Post made his first batch of “Postum,” a cereal beverage, in Battle Creek, Michigan. By doing so, Post entered an emerging cereal industry that has developed into a retail grocery category with approximately $9.0 billion in annual sales, based on information available from A.C. Nielsen. Two years later in 1897, Post introduced Grape-Nuts cereal, one of the first ready-to-eat cold cereals, which we continue to offer consumers today.

From 1925 to 1929, our predecessor, Postum Cereal Company, acquired over a dozen companies and expanded its product line to more than 60 products. The company changed its name to General Foods Corporation and over several decades introduced household names such as Post Raisin Bran (1942), Honeycomb (1965), Pebbles (1971) and Honey Bunches of Oats (1990). General Foods was acquired by Philip Morris Companies in 1985, and subsequently merged with Kraft Foods (Kraft) in 1989. In 2008, the Post cereals business was split off from Kraft and combined with Ralcorp.

The Post cereals business generated net sales of $730.4 million and net income of $55.3 million during the nine months ended June 30, 2011 and net sales of $996.7 million and $1,072.1 million and net income of $92.0 million and $101.1 million during the fiscal years ended September 30, 2010 and 2009, respectively.

Competitive Strengths

Our key competitive strengths are our strong brand recognition, successful recent product innovations, flexible manufacturing capabilities and multiple growth opportunities.

Iconic brands with leading market positions.  We believe our cereals have been staples among U.S. households for more than a century. We command a 11.3% market share of the ready-to-eat cereal category, led by Honey Bunches of Oats, the third largest brand of ready-to-eat cereal in the United States by revenue, according to information available from A.C. Nielsen. Our diverse portfolio of brands includes balanced (Honey Bunches of Oats, Great Grains, Post Selects), sweetened (Pebbles, Honeycomb, Golden Crisp, Waffle Crisp, Alpha-Bits) and unsweetened (Raisin Bran, Shredded Wheat, Grape Nuts) ready-to-eat cereal products.

Successful track record of product innovation.  Developing new cereals that enhance our customers’ daily lives is our passion. Our history chronicles over a century of creative leadership that includes the introduction of Grape-Nuts, one of the first ready-to-eat cold cereals, the marketing of Pebbles, an early example of co-branding, and the development of fifteen different flavor varieties of Honey Bunches of Oats since 1990. More recently, 2011 marked the introduction of Honey Bunches of Oats Raisin Medley, a unique combination of crunchy oat clusters, crispy multi-grain flakes and three different kinds of raisins; the relaunch of Great Grains, a less processed offering with “whole food” ingredients; and the launch of Pebbles Treats, an extension of the Pebbles brand into the snack bars category. Since its introduction, Honey Bunches of Oats Raisin Medley has achieved all commodity volume (ACV) of 46% and a 0.15% share of the ready-to-eat cereal category in measured channels based on information available from A.C. Nielsen, becoming the fourth largest flavor within the Honey Bunches of Oats family of products. We believe our focus on leveraging our institutional knowledge to meet evolving consumer tastes differentiates us from our competitors and ensures our continued prominence on grocery shelves and breakfast tables alike.

Diverse customer base and robust distribution channels.  We sell our products through major U.S. food distribution channels, including grocery, mass merchandise, supercenters, club stores, drugstore, convenience stores and foodservice. We have strong, long-standing, nationwide relationships with all our major customers, including Wal-Mart, Inc. The breadth of our multi-channel sales and distribution system allows us to capitalize on above-average growth trends within certain channels and customers.

Strong cash flow generation.  We have generated significant cash flows from our operations. Beginning in fiscal 2009 through the first three quarters of 2011, the net cash provided by operating activities has cumulatively amounted to $474.8 million. We attribute our strong financial performance to our industry-leading operating income margins, efficient working capital management and modest capital expenditure requirements.

Flexible manufacturing facilities and processes.  We operate 2.7 million square feet of owned manufacturing space across our four primary facilities in Battle Creek, Michigan; Jonesboro, Arkansas; Modesto, California; and Niagara Falls, Ontario. Through our flexible manufacturing capabilities, we believe that we can reduce our costs and effectively manage production assets, thereby minimizing our capital investment and working capital requirements. We manufacture a significant portion of our products, allowing us to control the manufacturing process, improve the quality of our existing products, introduce new products and enhance margins.

Multiple growth opportunities.  We have multiple opportunities to grow our revenues through a variety of initiatives. We believe that we have a significant opportunity to increase our share of the ready-to-eat cereal category by continuing to introduce innovative and differentiated products that appeal to consumers focused on great-tasting and healthy breakfast alternatives. We are also focused on increasing our sales by extending the distribution of our products into alternative sales channels, such as convenience stores and drug stores. In addition, we believe that we can grow our sales in the broader cereal aisle by creating and expanding into new, adjacent product categories and potentially offering complementary products, such as Pebbles Treats, which we introduced in fiscal 2011.

Growth Strategy

Our strategy is to leverage the strength of our brands in an effort to grow our revenues and market share. In addition, we intend to expand our platform of iconic brands by identifying opportunities to extend those brands into new product lines or markets as well as potential complementary acquisitions. To achieve these goals, we intend to:

Focus on new product innovation.  After the separation, we will be the third largest seller of ready-to-eat cereal products in the United States based on market share. We intend to introduce new, innovative products to drive increased market share and category growth and reformulate existing products to address changing consumer preferences, thereby keeping our brands relevant and successful. Our research and development strategy is focused on new product development, improvements of our existing products and cost reductions in, and enhancements of, our products and packaging. We plan to continue to leverage our strong brand names, established customer relationships and research and development efforts to introduce innovative products that offer enhanced value to consumers through new formulations and unique taste profiles. This emphasis on new products and innovation can drive higher margins based on the uniqueness and desirability of our products in the marketplace.

Pursue acquisitions and other growth opportunities.  Our acquisition strategy will focus on businesses or brands that can strengthen our current portfolio of branded products or enable us to expand into complementary categories or geographic regions that drive scale in our operations and presence with key retailers. We believe that the fragmented nature of the consumer foods market will continue to provide opportunities for growth through acquisitions of complementary businesses. Our acquisition and business development strategy will focus on businesses and brands with product offerings that can be marketed through our existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies.

Extend our brands into adjacent categories.  We plan to leverage the strength of some of our most important brands by extending those brands into adjacent categories, particularly within the broader cereal aisle. In fiscal 2011, we took advantage of the distinct Pebbles brand to launch our first product outside of ready-to-eat cereal, Pebbles Treats. To date, we have gained a 12% share of the treats category in measured channels for the 52-week period ended August 6, 2011 based on information available from A.C. Nielsen and have driven overall category growth for our customers. We believe that the total cereal aisle, including ready-to-eat cereal, hot cereal and cereal bars, generates annual revenues of approximately $13.5 billion based on information available from A.C. Nielsen. We plan to invest in a number of our brands to grow and leverage those brands with additional new products in adjacent categories.

Utilize strong cash flow generation to enhance shareholder value.  We have historically generated substantial cash flow from operations, supported by strong margins. We plan to invest in projects designed to further lower our costs and to optimize the location, function and utilization of our manufacturing and distribution facilities. We expect to increase the productivity and flexibility of our manufacturing capabilities, enabling us to maintain our margins while better serving our customers. We anticipate our ability to generate substantial cash flow from operations, combined with our anticipated capital expenditure requirements and lower expected operating costs, will also enable us to pay down debt, make acquisitions, as well as return cash to shareholders via share repurchases and dividends, when appropriate.

Industry

The ready-to-eat cereal category is one of the strongest categories in the food industry, with annual sales of approximately $9.0 billion based on information available from A.C. Nielsen. Ready-to-eat cereals provide a simple and convenient way to deliver tasty and nutritious food to children and adults alike and continue to be an important part of the American diet. According to NPD Group, ready-to-eat and hot cereal products account for approximately 30% of in-home breakfast meals, with ready-to-eat cereals representing approximately one out of ever four in-home breakfast occasions. In addition, ready-to-eat cereals continue to appeal to a wide range of consumers despite weak economic conditions as consumers seek greater value in addition to taste and convenience.

The ready-to-eat cereal category represents approximately two-thirds of the total cereal aisle which had annual revenues of approximately $13.5 billion for the 52-week period ended August 27, 2011 based on information available from A.C. Nielsen. The Post cereals business is the third largest seller of ready-to-eat cereals in the United States based on market share, with a market share of approximately 11.3% based on revenues for the 52-week period ended August 27, 2011, according to information available from A.C. Nielsen. Significant advertising and consumer promotions and extensive product proliferation distinguish the ready-to-eat cereal category from other food categories.

Products

We market and sell the following products:

Sweetened.  Our sweetened products include Pebbles, a leading brand among children and adolescents, Honeycomb, Golden Crisp, Alpha-Bits and Waffle Crisp. These products appeal to consumers seeking a wholesome sweet or sweet treat product and contain colorful, “eye-catching” packaging and graphics.

Balanced.  Our balanced products include Honey Bunches of Oats, Post Selects, Great Grains and Shreddies, our largest brand in Canada. These products appeal to consumers within multiple demographic categories, offering great-tasting and nutritious products with unique blends of tastes and textures.

Unsweetened.  Our unsweetened products include Post Shredded Wheat, Post Raisin Bran and Grape-Nuts. These well-established products appeal to consumers focused on nutrition and offer a number of recognized health benefits.

In addition, in fiscal 2011, we took advantage of the distinct Pebbles brand strength with consumers to launch Pebbles Treats, our first product outside the ready-to-eat cereal category. Since its introduction, Pebbles Treats has gained a 12% market share of the treats category in measured channels for the 52-week period ended August 6, 2011 based on information available from A.C. Nielsen.

We offer all of our products in an array of packages to meet differentiated market needs. For example, we sell some products in packages that are larger and more value-oriented than our traditional packages to supercenters and club stores, and we sell some products in packages that are smaller than our traditional packages to convenience and alternative channel customers.

Marketing

We believe that our marketing efforts are fundamental to the success of our business. Advertising and marketing expenses were $87.3 million during the nine months ended June 30, 2011 and $88.6 million and $118.1 million during the fiscal years ended September 30, 2010 and 2009, respectively.

Our marketing program is designed to build consumer awareness of our brands and customer loyalty to our products. We develop marketing strategies specific to each existing or new product line. Our marketing efforts are focused on building brand awareness, attracting new consumers to and increasing consumption of our ready-to-eat cereal products. Our consumer-targeted marketing campaigns include television and print advertisements, coupon offers, co-marketing arrangements with complementary consumer product companies and co-op advertising with select retail customers. We also design and provide point-of-purchase displays and product dispensers for use by our retail customers. These displays help ensure that our products are promoted in a consistent, eye-catching manner. They also enable us to make our products available for sale in multiple locations in a store, occasionally outside of the cereal aisle, thus increasing sales opportunities.

Our internet and social media efforts are an important component of our overall marketing and brand awareness strategy. We use these tools to educate consumers about the nutritional value of many of our products. We also use our websites for product promotion and consumer entertainment. We offer samples and reach out to health-oriented consumers by occasionally sponsoring athletic events such as running events. We believe that these marketing efforts enable us to broaden the appeal of our products to a large group of consumers.

Sales and Distribution

We market our products to grocery, mass merchandise, supercenters, club stores, drugstore, convenience stores and foodservice customers through a 31-person internal sales staff. Our internal sales staff also oversees an independent sales agency which has approximately 10 sales agents. We also utilize broker, distribution or similar arrangements for sales of products outside the United States.

We distribute our products through five distribution centers strategically-located in Battle Creek, Michigan; Columbus, Ohio; Olive Branch, Mississippi; Red Lands, California; and Worley, Iowa. Our sales staff is supported by a demand and revenue management department responsible for the administration and fulfillment of customer orders. The majority of our products are shipped from our production, warehouse and distribution facilities by contract and common carriers.

Research and Development

We have a team of 47 research and development, quality and packaging development professionals, 38 of whom are located at our Battle Creek, Michigan facility. Our research and development capabilities span ingredients, grains and packaging technologies; product and process development, as well as analytical support; bench-top and pilot plant capabilities; and research support to operations. All of the research and development capabilities located at our Battle Creek, Michigan facility are expected to remain our property following the separation.

We incurred expenses of approximately $5.6 million during the nine months ended June 30, 2011 and approximately $7.7 million and $6.5 million during the fiscal years ended September 30, 2010 and 2009, respectively, for research and development activities.

Manufacturing and Administrative Facilities

Our products are manufactured in the United States and Canada primarily in four manufacturing facilities located in Battle Creek, Michigan; Joneseboro, Arkansas; Modesto, California; and Niagara Falls, Ontario described in more detail below.

Our Battle Creek, Michigan location, which was has set its roots back to the late 1800’s, is one of the largest ready-to-eat cereal manufacturing facilities in the United States, comprised of approximately 1.9 million square feet of owned manufacturing space located on 68 acres. The location supports a wide array of manufacturing techniques, including gun puffing, extrusion, batch cooking and continuous cooking, has rail access for grain receiving and allows for approximately 1.5 million bushels of grain storage and milling capabilities.

Our Jonesboro, Arkansas location, which was built in 1993, comprises approximately 320,000 square feet of owned manufacturing space located on 80 acres. This location produces high-speed, highly-automated products using batch cooking and shredding manufacturing techniques and has rail access for grain receiving and storage.

Our Modesto, California location, which was built in 1976, comprises approximately 282,000 square feet of owned manufacturing space located on 80 acres. This location, which serves the western region of the

United States, supports continuous cooking, baking and extrusion manufacturing techniques and has rail access for grain receiving and storage.

Our Niagara Falls, Ontario location, which was built in the early 1900’s, comprises approximately 190,000 square feet of owned manufacturing space located on 6.6 acres. This location supports batch cooking and shredding manufacturing capabilities.

We use a variety of widely-used ready-to-eat cereal manufacturing processes in multiple facilities, providing a flexible manufacturing platform that may facilitate growth, operational flexibility and opportunities for cost-optimization. All of our manufacturing facilities manufacture products which are sold in the United States, Canada and other parts of the world. We consider all of our manufacturing facilities to be in good condition and suitable for our present needs.

In addition, we maintain approximately 28,000 square feet of administrative office space in Parsippany, New Jersey. Following the separation, we intend to sublease approximately [ • ] square feet of office space in St. Louis, Missouri, from Ralcorp.

Sourcing and Inventory Management

Raw materials used in our business consist of ingredients and packaging materials. The principal ingredients are agricultural commodities, including wheat, oats, other grain products, soybean and other vegetable oils, fruits, almonds and other tree nuts, cocoa, corn syrup and sugar. The principal packaging materials are linerboard cartons, corrugated boxes, plastic containers and cartonboard.

We purchase raw materials from local, regional, national and international suppliers. The prices paid for raw materials can fluctuate widely due to weather conditions, labor disputes, government policies and regulations, industry consolidation, economic climate, energy shortages, transportation delays, commodity market prices, currency fluctuations, or other unforeseen circumstances. The supply of raw materials can be negatively impacted by the same factors that can impact their cost. We continuously monitor worldwide supply and cost trends of these raw materials to enable us to take appropriate action to obtain ingredients and packaging needed for production. Although the prices of the principal raw materials can be expected to fluctuate, we believe such raw materials to be in adequate supply and generally available from numerous sources. From time to time, Ralcorp has entered into supply contracts for periods of up to three years to secure favorable pricing for ingredients and up to five years for packaging materials.

Cereal processing ovens are generally fueled by natural gas or propane, which are obtained from local utilities or other local suppliers. Electricity and steam (generated in on-site, gas-fired boilers) are also used in our processing facilities. Short-term standby propane storage exists at several plants for use in the event of an interruption in natural gas supplies. Oil may also be used to fuel certain operations at various plants in the event of natural gas shortages or when its use presents economic advantages. In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products.

Trademarks and Intellectual Property

We own a number of trademarks that are critical to the success of our business, including Post®, Honey Bunches of Oats®, Post Selects®, Great Grains®, Spoon Size® Shredded Wheat, Grape-Nuts®, and Honeycomb®. Our trademarks are in most cases protected through registration in the United States and most other markets where the related products are sold.

Our Pebbles® products are sold under trademarks that have been licensed from a third party pursuant to a long-term license agreement that covers the sale of all Pebbles branded cereal products in the United States, Canada and several other international markets.

Similarly, we own several patents in North America. While the patent portfolio as a whole is material to our business, no one patent or group of related patents is material to our business. In addition, we have proprietary trade secrets, technology, know-how processes and other intellectual property rights that are not registered.

Seasonality

Demand for ready-to-eat cereal has generally been approximately level throughout the year, although demand for certain promotional products may be influenced by holidays, changes in seasons, or other events.

Customers

We sell our products to retail chains, mass merchandisers, grocery wholesalers, warehouse club stores, drugstores, and foodservice distributors across the United States and Canada.

One customer, Wal-Mart Stores, Inc., accounted for approximately 21% of our net sales in each of fiscal 2010 and 2009 and the nine months ended June 30, 2011. We closely monitor the credit risk associated with our customers and to date have not experienced material losses.

Competition

We face intense competition from large manufacturers of branded ready-to-eat cereal, as well as manufacturers of private label and value brand ready-to-eat cereals. Top branded ready-to-eat cereal competitors include Kellogg, General Mills and Quaker Oats (owned by PepsiCo). Leading private brand and value brand manufacturers of ready-to-eat cereal include Malt-O-Meal and Gilster Mary Lee. Following the separation, we will also be competing with Ralcorp, which continues manufacturing private label ready-to-eat cereals.

The ready-to-eat cereal industry is highly sensitive to both pricing and promotion. In addition, our customers do not typically commit to buy predetermined amounts of products. Competition is based upon product quality, price, effective promotional activities, and the ability to identify and satisfy emerging consumer preferences. The ready-to-eat cereal industry is expected to remain highly competitive in the foreseeable future.

Future growth opportunities are expected to depend on our ability to implement strategies for competing effectively in the ready-to-eat cereal industry, including strategies relating to enhancing the performance of our employees, maintaining effective cost control programs, developing and implementing methods for more efficient manufacturing and distribution operations, and developing successful new products, while at the same time maintaining high product quality, aggressive pricing and promotion of our products.

Regulation

We are subject to regulation by federal, state, local and foreign governmental entities and agencies. Our activities in Canada are subject to local and national regulations similar to those applicable to our business in the United States. As a producer of goods for human consumption, our operations must comply with stringent production, food safety and labeling standards administered by the Food and Drug Administration in the United States as well as similar regulatory agencies in Canada. States and some local governments may license and inspect plants and warehouses and also enforce prohibitions against misbranded and adulterated food. From time to time, changes in regulations can lead to costly label format modifications and product formulation changes. In the event such changes cause us to use different ingredients, the cost of goods sold may also increase. In many instances, we may not be able to offset the increased cost by increasing prices.

Our facilities, like those of similar businesses, are subject to certain safety regulations including regulations issued pursuant to the U.S. Occupational Safety and Health Act in the United States and similar regulatory agencies in Canada. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in compliance with all employee safety regulations.

Our operations are also subject to various federal, state and local laws and regulations with respect to environmental matters, including air quality, waste water pretreatment, storm water, waste handling and disposal, and other regulations intended to protect public health and the environment. In the United States, the laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery

Act and Superfund, which imposes joint and several liability on each responsible party. Our Canadian facility is subject to local and national Canadian regulations similar to those applicable to us in the United States.

The Environmental Protection Agency and related environmental governmental agencies notified Ralcorp that Ralcorp may be liable for improper air emissions at the Modesto, California facility. We anticipate we will be indemnified for a significant portion of any remediation and penalties by the previous owners of the facilities. We believe that we have adequate reserves to cover any remaining unindemnified liability that may result from these investigations.

We accrue for environmental remediation obligations on an undiscounted basis when amounts are probable and can be reasonably estimated. The accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from third parties are recorded as assets when their receipt is deemed probable. While it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters and future capital expenditures for environmental control equipment, in our opinion, based upon the information currently available, the ultimate liability arising from such environmental matters, taking into account established accruals for estimated liabilities and any indemnified costs, should not have a material effect on our consolidated results of operations, financial position, capital expenditures or other cash flows.

Most of the food commodities on which our business relies are subject to governmental agricultural programs. These programs have substantial effects on prices and supplies and are subject to Congressional and administrative review.

Employees

We expect to have approximately 1,300 employees following the separation, of which approximately 1,100 are expected to be located in the United States and approximately 200 in Canada. We, or Ralcorp on our behalf, have entered into several collective bargaining agreements on terms that we believe contain terms that are typical for the industries in which we operate. Most of the unionized workers at our facilities are represented under contracts which expire at various times throughout the next several years. As these agreements expire, we believe that the agreements can be renegotiated on terms satisfactory to us. We believe that our relations with employees and their representative organizations are good.

Legal Proceedings

We are a defendant in a variety of legal proceedings. Plaintiffs in certain of those cases seek substantial damages. We cannot predict with certainty the results of these proceedings. However, we believe that the final outcome of these proceedings is not reasonably likely to materially affect our financial position, cash flows, or results of operations.

CORPORATE GOVERNANCE AND MANAGEMENT

Our Directors and Executive Officers

Upon completion of the separation, we expect that William P. Stiritz, who is currently Ralcorp’s chairman of the board, will become chairman of our board of directors and our chief executive officer and that James L. Holbrook will become our executive vice president, marketing. We are currently in the process of identifying the other persons who will serve as our directors or executive officers after the separation. Some of our directors may include persons who are currently serving on the board of directors of Ralcorp; however, none of our directors or executive officers will continue as directors or executive officers of Ralcorp after the distribution date. We will provide additional information regarding these individuals in an amendment to this information statement.

Mr. Stiritz, 77, is a private equity investor and has served as the chairman of the board of directors of Ralcorp Holdings, Inc. since 1994. Mr. Stiritz will retire from Ralcorp’s board of directors upon the consummation of the separation. Mr. Stiritz was Chairman Emeritus of the board of directors of Energizer Holdings, Inc. from January 2007 to May 2008 and chairman of the board of directors of Energizer Holdings from 2000 to 2007. Mr. Stiritz served as a Director of Vail Resorts, Inc. from 1997 to 2009. In addition, he has served as Director Emeritus of Reliance Bancshares, Inc. since August 2009. Mr. Stiritz has extensive managerial expertise, including as chairman at a number of public and private companies, experience in financial operations, as well as diverse industry experience and expertise with large multinational corporations.

James L. Holbrook, age 52, will serve as executive vice president, effective October 2011. He served as chief executive officer of EMAK Worldwide, Inc., a family of marketing services agencies, from 2005 through September 2011. EMAK and its administrative subsidiary filed for bankruptcy in 2010 and emerged from bankruptcy in 2011 with a restructured balance sheet and as a private company. Prior to joining EMAK, Mr. Holbrook was CEO for a portfolio of agencies at the Interpublic Group, one of the world’s largest advertising and marketing holding companies. From 1996 to 2004, Mr. Holbrook was CEO and part-owner of Zipatoni, a marketing agency, which was later sold to Interpublic in 2001. Mr. Holbrook began his career at Procter & Gamble and then Ralston Purina (now Nestle Purina). He earned his undergraduate degree from Vanderbilt University and his M.B.A. from Washington University in St. Louis.

Structure of the Board of Directors

We expect that at the time of the distribution, our articles of incorporation and bylaws will provide for a board of directors that is divided into three classes as equal in size as possible. The classes will have three-year terms, and the term of one class will expire each year in rotation at that year’s annual meeting. We expect that the size of the board of directors can be changed by a vote of its members and will be set at [ • ] members immediately following the separation. We expect that vacancies on the board of directors may be filled by a majority of the remaining directors. A director elected to fill a vacancy, or a new directorship created by an increase in the size of the board of directors, would serve for the remainder of the full term of the class of directors in which the vacancy or newly created directorship occurred. However, we expect that the board of directors will, as a matter of policy, submit the nomination of a director elected to fill a vacancy to the vote of our shareholders at the next annual meeting.

Director Independence

We expect that upon consummation of the separation, our board of directors will adopt, as part of our corporate governance guidelines, categorical independence standards for our directors based on the New York Stock Exchange listing standards and the SEC rules and regulations. The guidelines will contain the categorical standards our board uses to make its determination as to the materiality of the relationships of each of our directors. We expect that our board will have at least a majority of independent directors as defined in the New York Stock Exchange listing standards and the SEC rules and regulations.

Executive Sessions of Independent Board Members

We expect that the independent members of the board of directors will meet regularly without the presence of management. If there are any non-management directors who are not independent, the independent members will meet at least twice a year. These sessions will normally be held following or in conjunction with regular board meetings. We expect to name a director to act as the presiding director during executive sessions.

Committees of the Board of Directors

We expect that our board of directors will have the following four committees: Audit, Corporate Governance and Compensation, Executive, and Strategy and Financial Oversight. Our committees will operate under written charters, which together with other corporate governance documents, as described below under “— Corporate Governance Documents” will be available under the Corporate Governance section of our website.

Audit Committee

The Audit Committee’s primary responsibilities will be to monitor and oversee (a) the quality and integrity of our financial statements and financial reporting, (b) the independence and qualifications of our independent auditors, (c) the performance of our independent audit, (d) our systems of internal accounting, financial controls and disclosure controls, and (e) compliance with legal and regulatory requirements, codes of conduct and ethics programs.

The members of our Audit Committee will be independent directors as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. At least one member of the audit committee will qualify, in the judgment of the board of directors, as “audit committee financial expert” and each member of the Audit Committee will be “financially literate.”

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee is expected to (a) determine the compensation level of the corporate officers, as well as certain other highly-compensated key employees, (b) review management’s Compensation Discussion and Analysis relating to our executive compensation programs and approve the inclusion of the same in our proxy statement and/or annual report, (c) issue a report confirming the committee’s review and approval of the Compensation Discussion and Analysis for inclusion in our proxy statement and/or annual report, (d) administer and make recommendations with respect to incentive compensation plans and stock-based plans and (e) review and oversee risks arising from or in connection with our compensation policies and programs for all employees. The Corporate Governance and Compensation Committee is also expected to review and revise, as necessary, our corporate governance guidelines.

The members of our Corporate Governance and Compensation Committee will be independent directors as defined in the New York Stock Exchange listing standards.

Executive Committee

We expect to have an Executive Committee, which would be entitled to exercise all board authority in the intervals between board meetings, to the extent such authority is in compliance with our corporate governance guidelines and does not infringe upon the duties and responsibilities of other board committees.

Strategy and Financial Oversight Committee

The Strategy and Financial Oversight Committee is expected to periodically review financial and strategic matters with management during periods between board meetings.

Nomination Process for Election of Directors

We expect that the Corporate Governance and Compensation Committee will have the responsibility for assessing the need for new directors to address specific requirements or to fill a vacancy. The committee will initiate a search for a new candidate seeking input from our chairman and from other directors. The committee might retain an executive search firm to identify potential candidates. All candidates will need to meet the requirements that we will specify in our corporate governance guidelines. Candidates who will meet those requirements and otherwise qualify for membership on our board of directors are identified, and the committee will initiate contact with preferred candidates. We expect that the committee will regularly report to the board of directors on the progress of the committee’s efforts. The committee will meet to consider and approve final candidates who will then be presented to the board of directors for consideration and approval. Our chairman or the chairman of the Corporate Governance and Compensation Committee would extend an invitation to join the board of directors.

Although we have not adopted a formal policy on diversity, we expect that our board of directors will consider the diversity, age, skills, and experience of the candidates in the context of the overall needs of the board of directors and evaluate diversity in a broad sense, recognizing the benefits of racial and gender diversity, but also considering the breadth of backgrounds, professional skills, and business experiences that directors and candidates may bring to our board of directors.

The committee is expected to rely primarily on recommendations from management and members of the board of directors to identify director nominee candidates. However, we expect that the committee will consider timely written suggestions from shareholders. Such suggestions and the nominee’s consent to being nominated, together with appropriate biographical information (including principal occupation for the previous five years, business and residential addresses, and educational background) and other relevant information outlined in our bylaws, will be required to be submitted in writing to our corporate secretary in compliance with our bylaws.

Compensation Committee Interlocks and Insider Participation

Our Corporate Governance and Compensation Committee will be composed of independent directors. We anticipate that no member of our Corporate Governance and Compensation Committee will be a former or current officer or employee of us or any of our subsidiaries. In addition, we anticipate that none of our executive officers will serve (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers serves on the Corporate Governance and Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers serves on our board of directors.

Role of the Board of Directors in Risk Oversight

The board of directors will be responsible for the oversight of risk, while management will be responsible for the day-to-day management of risk. The board of directors, directly and through its committees, will carry out its oversight role by regularly reviewing and discussing with management the risks inherent in the operation of our business and applicable risk mitigation efforts. Management will meet regularly to discuss our business strategies, challenges, risks and opportunities and will review those items with the board of directors at regularly scheduled meetings.

We do not believe that our expected compensation policies and practices will encourage excessive and unnecessary risk-taking. The anticipated design of our compensation policies and practices will encourage employees to remain focused on both short- and long-term financial and operational goals. For example, we expect that our cash bonus plans will measure performance on an annual basis but will be based on a wide variety of factors and will be subject to the Corporate Governance and Compensation Committee’s judgment and discretion. In addition, we expect that our equity awards will typically vest over a number of years, which we believe encourages employees to focus on sustained stock price appreciation over an extended period of time instead of on short-term financial results.

Communication with the Board of Directors

Our board of directors will adopt policies designed to allow shareholders and other interested parties to communicate directly with an individual director or with the independent or non-management directors as a group. Any interested party may write to the individual director or group by sending such communication to our corporate secretary. Our corporate secretary will forward shareholder communications to our chairman and any other director to whom the communications are directed. In order to facilitate an efficient and reliable means for directors to receive all legitimate communications directed to them regarding our governance or operations, our corporate secretary will use his or her discretion to refrain from forwarding the following: sales literature; defamatory material regarding us and/or our directors; incoherent or inflammatory correspondence, particularly when such correspondence is repetitive and was addressed previously in some manner; and other correspondence unrelated to the board of directors’ corporate governance and oversight responsibilities.

Director Compensation

Following the separation, director compensation will be determined by our board of directors with the assistance of the committee responsible for executive compensation, which we expect to be the Corporate Governance and Compensation Committee. It is anticipated that the compensation of directors will consist of an annual retainer, an annual equity award, annual fees for serving as a committee chair, fees for attending board and committee meetings, and other types of compensation as determined by the board of directors from time to time. We also expect that we will pay the premiums on directors’ and officers’ liability and travel accident insurance policies insuring our directors, and expect to reimburse directors for their expenses incurred in connection with board meetings.

Corporate Governance Documents

Overview

We expect to adopt various documents setting forth principles of corporate governance, standards of business conduct, and principles of ethics supporting our goal of creating long-term shareholder value and conducting our business with integrity and an unrelenting passion for providing value to our customers and their consumers. We expect that all of our corporate governance materials, including our corporate governance guidelines, our standards of business conduct, and our director code of ethics and board committee charters, will be published under the Corporate Governance section of our website. These materials are expected to be available also in print to any shareholder without charge upon request to our corporate secretary. We expect that our board of directors will regularly review these materials, Missouri law, the rules and listing standards of the New York Stock Exchange (NYSE) and SEC rules and regulations, as well as best practices suggested by recognized governance authorities, and modify the materials as warranted.

Corporate Governance Guidelines

We expect to adopt corporate governance guidelines that will set forth our practices and policies with respect to the composition of board of directors and selection of directors, meetings, executive sessions, and committees of our board of directors, the expectations we have of our directors, selection of the Chief Executive Officer, management succession, and board of directors’ self-evaluation.

Code of Ethics

We expect to adopt written standards of business conduct, applicable to all corporate officers and employees, setting forth our expectations for the conduct of business by officers and employees. We also expect that our directors will adopt, and will be required to abide by, a directors’ code of ethics. We intend to post any waivers from these documents relating to any of our officers or directors on our website.

Conflicts of Interest

We expect to adopt a conflict of interest policy, as described in “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

Relationship with Ralcorp

In connection with the separation, we will enter into the Employee Matters Agreement with Ralcorp covering a number of compensation and benefits matters relating to our employees. In general, our employees currently participate in various Ralcorp’s incentive compensation, retirement, welfare and other employee benefit plans. Following the separation, it is anticipated that our employees generally will participate in similar plans and programs to be established and maintained by us.

Historical Compensation of Our Named Executive Officers

As described in “Corporate Governance and Management — Our Directors and Executive Officers,” Mr. Stiritz will become our chairman and chief executive officer and Mr. Holbrook our executive vice president, marketing. We are currently in the process of identifying the persons who will serve as our other executive officers. At this time, we cannot predict who will be our other “named executive officers,” i.e., who will serve as the chief financial officer, and which executive officers will be among the three other most highly compensated executive officers after the separation. Additionally, compensation arrangements with Messrs. Stiritz and Holbrook have not been finalized. We will provide additional information regarding these individuals in an amendment to this information statement. However, we do not expect to disclose historical compensation information with respect to our expected named executive officers, since we do not believe such disclosure would accurately reflect the compensation plans and philosophies that we intend to implement as a separate publicly traded company and, in the case of Messrs. Stiritz and Holbrook, such individuals were not employees of Post during fiscal 2011. We intend to develop our own compensation plans and programs and anticipate that each of our executive officers will be covered by these programs following the separation. A more detailed description of our expected compensation programs can be found below under the heading “Compensation Discussion and Analysis.”

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the executive compensation policies applied by Ralcorp to its corporate officers during fiscal 2011, and the ways in which we anticipate that our compensation policies will differ after we become an independent public company. As our programs initially will be largely the same as those applicable to executives of Ralcorp, we do not anticipate that there will be many differences immediately following the separation.

Overview and Compensation Philosophy

Ralcorp believes that its success in creating long-term value for its shareholders depends on its ability to closely align the interests of its corporate officers with the interests of its shareholders. Ralcorp’s compensation programs are designed to attract, motivate and retain its corporate officers. Ralcorp encourages sustained long-term profitability and increased shareholder value by linking corporate officer compensation to its achievement of financial and operating performance. Ralcorp uses equity-based awards and other mechanisms to align the long-term interests of its corporate officers with those of its shareholders. Ralcorp has designed elements of its executive compensation program to increase the likelihood that it will retain key employees.

Ralcorp has determined the type and amount of compensation for each corporate officer after considering a variety of factors, including the officer’s position and level of responsibility within the company, comparative market data and other external market-based factors. Ralcorp’s compensation committee uses this information when establishing compensation in order to achieve a comprehensive package that emphasizes pay-for-performance and is competitive in the marketplace.

Ralcorp’s compensation committee believes that an effective executive compensation program should encompass the following fundamental objectives:

•	compensation should be competitive;

•	compensation should vary with performance;

•	compensation should align the long-term interests of its corporate officers with those of its shareholders; and

•	compensation should provide a retention incentive.

We anticipate that following the separation we will have a similar compensation philosophy and expect to design our executive compensation program around these same beliefs.

Compensation Process

Ralcorp’s compensation committee uses current compensation levels, performance, future leadership potential and succession planning, among other factors, in determining appropriate compensation levels for its corporate officers.

Annually, Ralcorp’s compensation committee reviews the design of its executive compensation program. In doing so, Ralcorp’s compensation committee assesses whether compensation programs used in prior years have successfully achieved its compensation objectives. Ralcorp’s compensation committee also considers the extent to which its compensation program is designed to achieve its long-term financial and operating goals.

Role of Management

Ralcorp’s human resources group reviews published compensation surveys and publicly disclosed compensation information reported by entities within Ralcorp’s peer group described below. Ralcorp’s human resources group then uses the information to develop compensation ranges (salaries, bonus awards and equity awards) for positions similar to those held by Ralcorp’s corporate officers that meet Ralcorp’s compensation philosophy. The group recommends annual adjustments to salaries for each corporate officer, ensuring that salaries are designed to take into account competitive practices at peer companies. Ralcorp’s co-chief executive officers review the recommended annual salary adjustments and the range of bonus and equity compensation gathered by the human resources group. The co-chief executive officers provide to the chairman of Ralcorp’s compensation committee and Towers Watson, the compensation consultant for Ralcorp’s compensation committee, recommendations of salary adjustments, annual bonus payments, incentive awards and equity awards for the corporate officers. The recommendations are designed to reflect the above described compensation philosophy. Any further adjustments are made by Ralcorp’s compensation committee based on the profit performance of the company as a whole and of relevant business units. Prior to making compensation recommendations to the entire committee, Ralcorp’s co-chief executive officers review the proposed compensation recommendations with the committee’s chairman. The co-chief executive officers also review with Ralcorp’s compensation committee the performance of each corporate officer. The committee reviews the compensation recommendations as well as feedback from Towers Watson and has the full authority to exercise its discretion in modifying any recommended adjustments or awards to the corporate officers.

We anticipate that our compensation committee will operate in the same manner as the Ralcorp compensation committee, by seeking input from the management as appropriate, but making the final decisions with regard to the executive compensation independently.

Role of Compensation Consultant

Ralcorp’s compensation committee has retained Towers Watson to provide it with advice on executive compensation matters since 2004. Annually, Towers Watson reviews the recommendations made by Ralcorp’s co-chief executive officers with respect to cash compensation and long-term incentive compensation and advises the committee on competitive compensation practices and other executive compensation developments. We expect that our compensation committee will use the services of a compensation consultant, who will advise on matters such as peer companies, program design and appropriate mix of compensation.

Peer Group

Ralcorp’s peer group is composed of 17 U.S.-based public companies in the food and consumer packaged goods industries with a median revenue of approximately $3.8 billion. For fiscal 2011, these companies included Brown-Forman Corp.; Campbell Soup Co.; Church & Dwight Co. Inc.; The Clorox Co.; Constellation

Brands, Inc.; Corn Products Intl Inc.; Del Monte Foods Co.; Energizer Holdings, Inc.; Flowers Foods, Inc.; The Hershey Co.; Hormel Foods Corp; The J.M. Smucker Company; McCormick & Co.; Newell Rubbermaid Inc.; Seaboard Corp.; Spectrum Brands, Inc.; and TreeHouse Foods Inc. Ralcorp’s compensation committee regularly reviews the composition of the peer group to determine its appropriateness.

The peer group review conducted for fiscal 2011 confirmed that the salaries of Ralcorp’s corporate officers were generally below the median of the salary compensation paid to executives within the peer group performing similar functions. However, the variable elements of compensation (cash bonuses, restricted awards and stock appreciation rights) allow the corporate officers to earn compensation that, when combined with their salary, could generate total compensation at or higher than (depending on improvements in Ralcorp’s share price) the median levels and would reflect Ralcorp’s long-term improved performance.

We anticipate that our compensation committee will compare our executive compensation programs and levels with our peer companies. Our compensation committee will determine the peer companies in cooperation with management and the compensation consultant.

Elements of the Compensation Program

Ralcorp’s compensation program is comprised of the following components:

•	base salary;

•	annual cash bonuses;

•	long-term compensation;

•	participation in certain retirement plans and deferred compensation; and

•	certain limited perquisites.

Ralcorp aims to provide overall cash compensation packages that have a greater variable element than competitive norms, i.e., salaries below industry medians, augmented by performance-based annual cash bonuses and long-term equity and cash awards that, in the aggregate, provide recipients the opportunity to achieve total compensation packages that exceed industry medians. The total compensation package is designed to reward all corporate officers for improved shareholder value, compensate corporate officers for services performed during the fiscal year and provide an incentive to remain employed with Ralcorp. We anticipate that our compensation program will have a similar mix of compensation elements.

Base Salary

Ralcorp provides each corporate officer with an annual base salary. Base salaries depend on the profitability of the officer’s business unit, individual performance, quality of business plans and ability to address competitive or operating challenges. For the officers who are in corporate functions, overall company financial performance is also considered. Ralcorp’s compensation committee usually attempts to set base salary levels at or below the median level for executives holding positions of similar responsibility and complexity at corporations as reflected in public filings and published surveys.

We expect that when our compensation committee determines base salary levels, it will consider factors that are similar to the factors considered by Ralcorp’s compensation committee, including external market data for similar positions, the relative value of each position to Post and each officer’s individual performance. We anticipate that our compensation committee will review the base salary of each executive officer annually.

Annual Cash Bonuses

Ralcorp’s compensation committee has historically provided corporate officers the opportunity to earn additional cash compensation through annual cash bonuses. Ralcorp’s compensation committee uses its judgment and discretion in determining whether to award a cash bonus to a corporate officer. The amount of each bonus is not computed through specific mathematical formulas or based on performance goals. Rather, the committee evaluates a variety of factors including the following: the officer’s total compensation package; the financial performance of the officer’s business unit relative to the business plan (including such measures as sales volume, revenues, costs, cash flow and operating profit); Ralcorp’s overall financial performance (including the measures of business unit operating profit with respect to division presidents and earnings per share for officers who are in corporate roles); the officer’s individual performance (including the quality of strategic plans, organizational and management development, participation in evaluations of potential acquisitions and similar manifestations of individual performance); and the business environment for the officer’s business unit. In determining bonus amounts, Ralcorp’s compensation committee considers the recommendations made by Ralcorp’s co-chief executive officer, which are based on bonus targets set prior to the beginning of the fiscal year. The bonus targets are set at levels Ralcorp’s compensation committee deems appropriate in light of Ralcorp’s compensation philosophy. For fiscal 2011, the bonus target for each of our expected named executive officers was increased to reflect growth in Ralcorp’s size and scale and to provide more competitive total annual cash compensation opportunities.

Following the separation, we expect to adopt a bonus program similar to the Ralcorp bonus program described above. We expect that our annual cash bonus program will link annual bonus payments to company performance and each individual executive’s performance for the year. We anticipate that our compensation committee will consider performance metrics that are similar to those currently used by Ralcorp, including earnings per share when assessing our performance. In addition to company performance metrics, we anticipate that our compensation committee will also consider individual performance and other relevant factors, including the marketplace for executive talent and the competitiveness of our annual cash bonus program relative to our peers, in determining annual cash bonus targets and payments.

Long-Term Compensation

Ralcorp’s long-term compensation program is comprised of long-term equity compensation and long-term cash compensation. From time to time, Ralcorp’s long-term equity compensation has consisted of stock options, restricted stock awards or stock appreciation rights.

•	Stock options entitle the recipient to purchase a specified number of shares of common stock after a specified period of time at an option price, which is equal to the fair market value of the common stock at the time of grant. Ralcorp ceased granting stock options to corporate officers in 2004.

•	Restricted stock and restricted stock units were granted by Ralcorp in 2004 and 2007 and provide the recipient with a long-term incentive. These awards provide for a one-third vesting in years seven, eight and nine from the date of grant. Since vesting of these restricted awards are over a period of seven to nine years from the grant date, outstanding awards generally are not considered when comparing total compensation to peer or published survey data. Ralcorp also granted restricted stock awards or restricted stock unit awards in 2009. These grants generally vest in December 2013, subject to certain performance targets described below.

•	Stock appreciation rights allow recipients to receive a number of shares of common stock equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes. Ralcorp granted stock appreciation rights in fiscal 2011 that will vest at the rate of one-third of each grant in years 2014, 2015 and 2016.

Ralcorp believes that granting stock appreciation rights ensures a corporate officer’s compensation is linked directly to shareholder value since the officer receives no benefit from the option or appreciation right unless shareholders have benefited from an appreciation in the value of the common stock. In addition, since stock options and stock appreciation rights vest serially over a period of time after the date of grant (usually three to five years), they enhance the ability to retain the corporate officer while encouraging the corporate officer to take a longer-term view on decisions. All stock-based compensation granted by Ralcorp will vest upon a change in control, retirement, death, disability, or an involuntary termination as defined in the relevant award agreement.

Generally, the Ralcorp compensation committee does not adjust award amounts when the associated compensation expense of an award changes each year. Instead, the Ralcorp compensation committee tries to maintain a constant number of shares subject to award year over year. Maintaining the level of awards rather than decreasing the award level when compensation expense increases along with the share price, ensures that total direct compensation remains competitive, in line with the committee’s philosophies, while encouraging recipients to drive long-term increases in Ralcorp’s share price. The exercise price of stock appreciation rights is set at the NYSE composite closing price for Ralcorp common stock on the grant date. Ralcorp has not granted any stock appreciation rights (or stock options) below the closing price of Ralcorp common stock on the grant date. All such awards are priced only on the grant date.

We expect that long-term equity incentive awards will be a critical element in the mix of compensation, linking compensation of our executives to long-term increases in the market price of our common stock, and therefore align the interests of our executives to those of our shareholders. Before the distribution date, we will adopt a long-term incentive plan, under which we will grant long-term incentive awards. We expect that our grant process and the mix of awards will be similar to the Ralcorp grant process and mix of awards described above.

Deferred Compensation

Ralcorp maintains non-qualified deferred compensation plans which permit the deferral of all or part of an eligible employee’s bonus and up to 50% of their annual salary. Income taxes on the amounts deferred and any investment gains are deferred until distributed. Participation in the plans is not limited to corporate officers.

Ralcorp generally matches up to 100% of the first 6% of pay that is contributed to the savings investment plan and the deferred compensation plans. Generally, contributing to the deferred compensation plans begins when tax code limits are met under the savings investment plan. A number of investment funds are available as “benchmark” investment options. Amounts contributed continue to grow on a tax-deferred basis until distributed. Ralcorp does not guarantee the rate of return of any fund. As with any deferred compensation plan, there are restrictions on deferral and distribution elections as well as potential financial exposure to changes in Ralcorp’s financial health. These plans allow Ralcorp’s corporate officers to accumulate funds for retirement.

We expect to adopt a non-qualified deferred compensation plans similar to those maintained by Ralcorp, which would permit our executives to defer part of their salary and all or part of their annual bonus. The plans are expected to also include a matching component.

Perquisites

Ralcorp provides corporate officers with limited perquisites and other personal benefits that Ralcorp believes are reasonable and consistent with Ralcorp’s overall compensation philosophy. These benefits help retain and attract superior employees for key positions. The Ralcorp compensation committee reviews the levels of perquisites and other benefits periodically.

In the event of death of a retired corporate officer, eligible beneficiaries would be provided a death benefit in an amount equal to 50% of the earnings recognized under Ralcorp’s benefit plans for the officer during the last full year of employment. This benefit is not presently insured or funded. The long-term disability plan is available to certain regular employees and imposes a limit of $10,000 per month (60% of a maximum annual salary of $200,000) on the amount paid to a disabled employee. In addition, the executive long-term disability plan provides additional benefits to the corporate officers in the event they become disabled. The executive long-term disability plan will provide a supplemental benefit equal to 60% of the difference between the corporate officer’s previous year’s earnings recognized under Ralcorp’s benefit plans and $200,000, with appropriate taxes withheld. The supplemental benefit is grossed up for income taxes.

Ralcorp’s executive health plan provides eligible employees and their eligible dependents with supplemental health insurance coverage. The executive health plan provides reimbursement for up to $10,000 per illness annually, for covered out-of-pocket expenses not reimbursed by Ralcorp’s sponsored health plan. Ralcorp’s compensation committee believes this encourages the corporate officers to proactively address health issues. Ralcorp also pays for its corporate officers to receive an annual physical exam.

Ralcorp’s corporate officers are entitled to receive reimbursement for eligible financial planning, tax and estate planning. The first year’s allowance is $7,500 ($10,000 for co-chief executive officers) with subsequent annual allowances of $5,000 ($6,000 for co-chief executive officers). The benefit is provided for the officers given Ralcorp’s belief that good financial planning and tax preparation by a professional reduces the time and attention the officer would otherwise spend on their personal financial affairs and affords them more time to focus on their job responsibilities.

We expect that our executives will be offered limited perquisites that will be similar to the perquisites offered to Ralcorp executives described above.

Management Continuity Agreements

Ralcorp has entered into management continuity agreements with all corporate officers. The agreement promotes stability and continuity of senior management in the event of an actual or anticipated change of control. The board of directors of Ralcorp authorized these agreements in recognition of the importance to Ralcorp and its shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. A properly designed change in control agreement protects shareholder interest by providing (i) incentives to remain with the company despite uncertainties while a transaction is under consideration or pending, (ii) assurance of severance benefits for terminated employees and (iii) access to equity components of total compensation after a change in control.

Under the agreements, the corporate officers may receive severance compensation and stock options, stock appreciation rights, restricted stock and restricted stock units all become 100% vested upon a change in control based on the committee’s view that the company that made the original equity grant may no longer exist after a change in control and officers should not be required to have the fate of their outstanding equity tied to a new company’s performance. This allows the officer to emerge from a change of control situation as close to whole as possible without creating a windfall.

We expect to enter into agreements with our executives providing for severance benefits and accelerated vesting of equity awards in the event of a termination of the executive following a change in control of our company.

Stock Ownership Guidelines

Ralcorp has established stock ownership guidelines which are applicable to all non-employee directors and all corporate officers. Ralcorp’s board of directors believes that it is in Ralcorp’s best interests and the best interests of its shareholders to align the financial interests of the executives and non-employee directors with those of the shareholders. Participants are expected to own shares of Ralcorp common stock based on a multiple of their base salary. Each of Ralcorp’s co-chief executive officers and directors is expected to own shares of common stock valued at five times the base salary or annual retainer, and each of the other corporate officers is expected to own stock valued at two times the base salary. The guidelines became effective on October 1, 2010, and participants are expected to comply with the ownership requirements within five years of adoption. Ralcorp’s compensation committee is responsible for monitoring the application of the stock ownership guidelines and may modify the guidelines in its discretion, including as a result of dramatic or unexpected changes in the market value of Ralcorp common stock. Ralcorp’s compensation committee has the discretion to enforce these stock ownership guidelines on a case-by-case basis.

We expect that our compensation committee will adopt stock ownership guidelines for our executives following the separation. Our officers will have to comply with the stock ownership thresholds following a five-year transition period during which they are expected to acquire the required number of shares of our common stock.

Deductibility of Certain Executive Compensation

A feature of the Omnibus Budget Reconciliation Act of 1993 sets a limit on deductible compensation of $1,000,000 per person, per year for the chief executive officer and the next three highest-paid executives (excluding the chief financial officer). However, the deductible does not apply if the compensation is strictly performance based. It has been the general intention of Ralcorp’s compensation committee to meet the requirements for deductibility, and we expect that our compensation committee will have a similar intent. However, like the Ralcorp compensation committee, we expect that our compensation committee will be entitled to approve payment of compensation from time to time that may not be fully deductible. We believe this flexibility would enable us to respond to changing business conditions, or to an executive’s exceptional individual performance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our common stock will be owned beneficially and of record by Ralcorp. After the distribution, Ralcorp will own up to 20% of our common stock.

This table shows the number and percentage of shares of our common stock that is expected to be owned of record and beneficially following the distribution by each expected director and each expected executive officer of Post, and the expected directors and executive officers as a group. The table also shows the name, address and the number and percentage of shares owned by persons who we believe will be the beneficial owner more than five (5%) percent of our common stock at the time of the distribution, based on publicly available information. All information in the table is based upon information available to Ralcorp as of [ • ], 2011 as to the ownership of Ralcorp common stock and is presented as if the separation has occurred prior to the dates of ownership information used in the table. Unless indicated otherwise, each beneficial owner is expected to have sole voting and dispositive power with respect to the shares included.

	Shares	Exercisable	% of Shares
Beneficial Owner	Beneficially Owned	Options/SARs(1)	Outstanding(2)

Ralcorp(3) 800 Market Street St. Louis, Missouri 63101
All Executive Officers and Directors as a Group ([ • ] persons)

*	Represents less than 1% of the shares outstanding.

(1)	Represents the number of stock options and stock appreciation rights exercisable through [ • ], 2011.

(2)	Based on [ • ] shares of Post common stock, which is calculated by applying the distribution ratio of [ • ] to the number of Ralcorp common stock outstanding as of [ • ], 2011.

(3)	Ralcorp will retain up to 20% of the Post common shares following the separation. Ralcorp will agree to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other shareholders. In connection with such agreement, Ralcorp will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Ralcorp to a person other than Ralcorp, and neither the Shareholder’s and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer. For additional information regarding arrangements relating to the Post common shares retained by Ralcorp, see “Arrangements between Ralcorp and Post — Shareholder’s and Registration Rights Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We expect to adopt a conflict of interest policy that, together with the standards of business conduct described above and code of conduct for directors, will prevent each director and corporate officer from engaging in any transaction that could be deemed a conflict of interest.

We expect that our Audit Committee will be responsible for approving and ratifying transactions in which one or more directors may have an interest. The Audit Committee will be expected to review the material facts of all interested transactions. In the event management, in the normal course of reviewing payable records, determines an interested transaction exists which was not approved by the Audit Committee, management will be expected to present the transaction to the Audit Committee for consideration.

The Audit Committee is expected to pre-approve certain transactions in which an officer or director may have an interest including (i) transactions involving competitive bids, (ii) certain charitable contributions and (iii) certain banking-related services. No director will be permitted to participate in the approval of an interested transaction for which such director is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for management to following in its ongoing dealings with the related party.

For information regarding arrangements between Ralcorp and Post, see “Arrangements between Ralcorp and Post.”

DESCRIPTION OF FINANCING TRANSACTIONS AND MATERIAL INDEBTEDNESS

Financing Transactions in Connection with the Distribution

As part of the separation, we expect to incur a total of $1,125 million in new indebtedness. We expect that this indebtedness will consist of:

•	$250 million in senior credit facilities with lending institutions; and

•	$875 million in senior notes, which we refer to as the “senior notes.”

Ralcorp Debt Exchange

As part of the separation, we expect to incur approximately $1,125 million of new indebtedness, which we expect to consist of $250 million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $875 million in aggregate principal amount of senior notes, which we expect to initially issue to Ralcorp. We expect that a portion of the proceeds from the credit facilities, in the amount of $[ • ] million, will be transferred to Ralcorp in connection with the separation and a portion will be used to directly or indirectly acquire the assets of the Canadian operations of the Post cereals business. The indebtedness may initially be incurred by Post Foods, LLC, and assumed by us in connection with the separation.

We expect that Ralcorp will transfer the senior notes to exchange counterparties, in order to satisfy certain of its then outstanding debt obligations. As a result of these financing transactions, Ralcorp will receive in connection with the separation approximately $[ • ] million in cash from us or Post Foods, LLC, and approximately $875 million in cash from the exchange counterparties. At the same time, we expect to incur indebtedness in the total amount of $1,125 million, for which we will not retain any cash following the separation (except to the extent of any retained proceeds from the credit facilities). We expect that the exchange counterparties may subsequently transfer our senior notes obtained from Ralcorp in the debt exchange.

Senior Credit Facilities

Following the separation, we will have senior credit facilities that will provide for an aggregate amount of approximately $[ • ] million in financing, and which may consist of the following:

•	revolving credit facility in a principal amount of approximately $[ • ] million; and

•	term loan facilities in an aggregate principal amount of approximately $[ • ] million.

We refer to the revolving credit facility and the term loan facilities collectively as the senior credit facilities. We expect that the senior credit facilities will mature on or about [ • ].

We will describe the terms and covenants of the credit facilities in an amendment to the registration statement of which this information statement forms a part. We expect that the revolving credit facility will be available for working capital and for general corporate purposes, and that up to $[ • ] million will be available under the revolving facility for letters of credit. As of the distribution date, we expect to have outstanding indebtedness in the amount of $250 million under our credit facilities, and will have transferred a portion of the proceeds of such indebtedness to Ralcorp or its affiliates.

Senior Notes

In connection with the separation, we expect to issue approximately $875 million in aggregate principal amount of our [ • ]% Senior Notes due [ • ] under an indenture between us and [ • ]. We will describe the terms and covenants of the senior notes in an amendment to the registration statement of which this information statement forms a part. We may enter into a fixed-to-floating interest rate swap with respect to our senior notes.

DESCRIPTION OF CAPITAL STOCK

We have summarized below the material terms of our capital stock that are expected to be in effect following the distribution. You are encouraged to read our articles of incorporation and bylaws that we expect to be in effect following the distribution, and which are filed as exhibits to the registration statement of which this information statement is a part, for greater detail on the provisions that may be important to you.

We expect that on the distribution date, our authorized capital stock consists of [ • ] shares of common stock, $0.01 par value per share and [ • ] shares of preferred stock, $0.01 par value per share. Based on the number of outstanding shares of Ralcorp common stock as of [ • ], 2011, we expect there to be [ • ] shares of Post common stock issued and outstanding and no shares of Post preferred stock issued and outstanding. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “POST.”

Our Common Stock

The holders of our common stock will be entitled to one vote for each share held of record on the applicable record date on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the our board of directors with respect to any shares of our preferred stock, the holders of such shares will exclusively possess all voting power. Our articles of incorporation do not provide for cumulative voting in the election of directors or any preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of our common stock on the applicable record date will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to such holders.

Our articles of incorporation, bylaws and Shareholder Protection Rights Agreement contain certain provisions which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control. Our articles of incorporation also contain certain supermajority voting requirements, as described below under “— Anti-Takeover Provisions in Our Articles of Incorporation and Bylaws.”

Our Preferred Stock

Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix, by resolution, the voting powers, which may be full or limited or no voting powers, designations, preferences and relative, participating, optional or other special rights and the qualifications and limitations or restrictions thereof of the shares constituting any series, without any further vote or action by the shareholders. Any shares of preferred stock so authorized and issued could have priority over the our common stock with respect to dividend and/or liquidation rights. Our board of directors is expressly authorized to determine, for each class or series of preferred stock the following information:

•	the number of shares constituting such series of preferred stock and the designation thereof;

•	the rate and times at which, and the conditions, if any, under which dividends will be payable on shares of that series, the status of those dividends as cumulative or non-cumulative, and the priority of payments;

•	the voting rights pertaining to shares of the series;

•	whether or not the shares of the series are convertible into or exchangeable for other securities, including common stock, and the price and other terms and conditions of conversion or exchange;

•	the price or prices, times, terms and conditions upon which the shares of the series may be redeemed;

•	the terms of a sinking fund, if any, to be provided for such shares;

•	the rights which the holders of shares of the series have in the event of our voluntary or involuntary liquidation, dissolution, or winding up;

•	whether to include, from time to time, any additional shares of preferred stock in the series; and

•	any other relative powers, preferences and rights, and any qualifications, limitations or restrictions thereof.

Authorizing the board of directors to establish preferred stock eliminates delays associated with seeking shareholder approval of the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued at any time, including in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of us at a price which many shareholders find attractive. These provisions could also make it more difficult for our shareholders to effect certain corporate actions, including the election of directors. We have no present plans to issue any shares of preferred stock.

Preferred Stock Purchase Rights

We will enter into a Shareholder Protection Rights Agreement, or the “rights agreement,” with [ • ] as the rights agent. Under the rights agreement, each of our shareholders, except as described below, will be entitled to purchase from us one one-ten thousandth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share at a price of $[ • ] per one one-ten thousandth of a share of preferred stock, subject to adjustment.

Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which Post first has notice or determines that a person or group of affiliated or associated persons (other than Ralcorp, Post, any subsidiary of Post, or any employee benefit plan of Post), or an “acquiring person,” has acquired, or obtained the right to acquire, [ • ]% or more of Post common stock without the prior express written consent of Post executed on behalf of Post by a duly authorized officer of Post following express approval by action of at least a majority of the members of the Post board of directors then in office or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Post board of directors but not later than the tenth business day after such time as any such person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer, without the prior written consent of Post, by a person (other than Ralcorp, Post, any subsidiary of Post, or any employee benefit plan of Post) which, upon consummation, would result in such person’s beneficial ownership of [ • ]% or more of the outstanding shares of voting stock of Post (the earlier of the dates in clause (i) or (ii) above being called the “rights distribution date”), the rights will be evidenced by certificates of, or book-entry account statements evidencing, Post common stock.

The rights agreement provides that, until the rights distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the Post common shares. Post common stock certificates or account statements will contain a notation incorporating the rights agreement by reference. As soon as practicable following the rights distribution date, separate certificates evidencing the rights will be mailed to holders of record of the Post common stock as of the close of business on the rights distribution date and such separate certificates alone will then evidence the rights.

The rights are not exercisable until the rights distribution date. The rights will expire, if not previously exercised, on [ • ], or the “final expiration date,” unless the final expiration date is extended or unless the rights are earlier redeemed or exchanged by Post.

The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the case of specified events, including (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the preferred stock, (ii) upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of the preferred stock or (iii) upon the distribution to holders of the preferred stock of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends or dividends payable in preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-ten thousandths of a share of preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

Shares of preferred stock or fractions thereof purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will have a preferential dividend in an amount equal to the greater of $100 or 10,000 times any dividend declared on each share of Post common stock. In the event of liquidation, the holders of the preferred stock will receive a preferred liquidation payment per share of equal to $10,000 per share, plus an amount equal to accrued and unpaid dividends and distributions, whether or not declared. Each share of preferred stock will have 10,000 votes per share, voting together with the Post common stock. In the event of any merger, consolidation or other transaction in which shares of Post common stock are converted or exchanged, each share of preferred stock will be entitled to receive 10,000 times the amount and type of consideration received per share of Post common stock. The rights of the preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the preferred stock’s dividend and liquidation rights, the value of the one one-ten thousandth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of Post common stock.

If any person or group becomes an acquiring person, each right would entitle each holder of a right (except those held by the acquiring person) to acquire such number of shares of Post common stock as shall equal the result obtained by multiplying the then current purchase price of the right by the number of one one-ten thousandths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of Post common stock.

If any person or group becomes an acquiring person but acquires less than 50% of the outstanding Post common stock without prior written consent of the Post board of directors, each right, except those held by an acquiring person, may be exchanged by the Post board of directors for one share of Post common stock.

If, after a person has become an acquiring person, Post were acquired in a merger or other business combination transaction where Post is not the surviving corporation or where Post common stock is exchanged or changed or 50% or more of Post’s assets or earnings power is sold in one or several transactions, each right would entitle the holders thereof (except for the acquiring person) upon exercise to receive such number of shares of the acquiring company’s common stock as shall be equal to the result obtained by multiplying the then current purchase price of the right by the number of one one-ten thousandths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

At any time prior to the date an acquiring person becomes such, the Post board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. Immediately upon any redemption of the rights, the right to exercise the rights will terminate. The terms of the rights may be amended by the Post board of directors without the consent of the holders of the rights in any manner which it may deem necessary or desirable; provided, however, that the after such time as any person becomes an acquiring person, Post may supplement or amend the rights agreement to make such changes (i) that shall not materially adversely affect the interests of the holders of rights or (ii)(a) in order to cure any ambiguity; (b) to correct or supplement any provision contained in the agreement that may be inconsistent with any other provisions or otherwise defective, or (c) subject to certain exceptions, to shorten or lengthen any time period therein.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Post, including, without limitation, the right to vote or to receive dividends.

Certain Effects of Authorized but Unissued Stock

We will be able to issue additional shares of common stock or preferred stock without shareholder approval, subject to applicable rules of the NYSE and Missouri law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our shareholders for issuance of common and preferred stock unless our board of directors believes that approval is advisable or is required by applicable stock exchange rules or Missouri law.

Amendment of Articles of Incorporation and Bylaws

The General Business Corporation Law of Missouri (“GBCL”) provides that a corporation may amend its articles of incorporation upon a resolution of the board of directors, proposing the amendment and its submission to the shareholders for their approval by the holders of a majority of the shares of common stock entitled to vote. Our articles of incorporation provide that the articles of incorporation may be amended in accordance with and upon the vote prescribed by the laws of the State of Missouri, except that:

•	two-thirds of all of the outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter, change or repeal, or adopt any provision inconsistent with the provisions relating to directors, and

•	85% of all of the outstanding shares of capital stock then entitled to vote generally in the election of directors voting together as a single class, is required to amend, alter, change or repeal, or adopt any provision inconsistent with the provisions relating to indemnification of directors, officers and certain other persons, or, unless approved by a majority of the board of directors, any provision relating to certain business combinations.

Under the GBCL, the bylaws of a corporation may be made, altered, amended or repealed by the shareholders, unless and to the extent that this power is vested in the board of directors by the articles of incorporation. Our articles of incorporation provide that the board of directors may make, alter, amend or repeal bylaws by a vote of two-thirds of all of the members of the board of directors.

Anti-Takeover Provisions in Our Articles of Incorporation and Bylaws

Some of the provisions in our articles of incorporation and bylaws and Missouri law could have the following effects, among others:

•	delaying, deferring or preventing a change in control of us;

•	delaying, deferring or preventing the removal of our existing management or directors;

•	deterring potential acquirors from making an offer to our shareholders; and

•	limiting our shareholders’ opportunity to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

The following is a summary of some of the provisions in our articles of incorporation and bylaws (in addition to our rights agreement discussed above) that could have the effects described above.

Supermajority Voting Requirements for Certain Business Combinations.  Our articles of incorporation contain a restriction on transactions defined as “business combinations” (as defined below). No business combination with an “interested shareholder” (as defined below) may be consummated without first being recommended by the board of directors and approved by the affirmative vote of 85% of our then outstanding voting stock of which the interested shareholder is not the beneficial owner. This approval requirement is in addition to any other requirement of law, our articles of incorporation and our bylaws. This approval requirement does not apply to a business combination that:

•	has been approved by a majority of our continuing directors, which generally include our directors who were members of our board of directors prior to the time that any interested shareholder became a interested shareholder and any successors of such members who are designated as continuing directors by a majority of our then continuing directors; or

•	the consideration paid in the transaction is in cash or in the same form as the interested shareholder previously paid for a majority of shares owned by the interested shareholder, and the value of consideration received is not less than the higher of (i) the highest price paid by the interested shareholder for any shares in the two years immediately preceding the announcement of the business combination or (ii) the market value of the shares on the date the business combination is approved by our board of directors.

“Business combination” generally includes a merger or consolidation, sale or other disposition of a substantial amount of our assets, a plan of liquidation or dissolution of Post, or other transactions involving the transfer, issuance, reclassification or recapitalization of Post securities, in each case benefiting an individual or entity that, together with its affiliates and associates, is the beneficial owner of more than 10% of the outstanding shares entitled to vote in the election of directors. In certain circumstances, our board of directors may approve any of the foregoing in lieu of the super-majority shareholder approval provision. “Interested shareholder” generally includes a person who, together with its affiliates and associates, is the beneficial owners of 20% or more of our then outstanding voting stock.

Other Supermajority Voting Requirements.  Generally, all matters on which shareholders vote must be approved by a majority of the voting power represented at the meeting, subject to any voting rights granted to holders of any preferred stock. However, in addition to the supermajority requirement for amendment of our articles of incorporation and certain business combinations discussed above, our articles of incorporation also provide that a director may be removed by shareholders only “for cause” and only by the affirmative vote of (i) two-thirds of all members of our board of directors and (ii) the holders of at least two-thirds of our voting stock.

Classified Board of Directors.  Our articles of incorporation and bylaws provide that our board of directors will be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. Each class holds office until the third annual shareholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Shareholders, Fix the Size of the Board of Directors.  Our articles of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our board of directors, but in no event will it consist of less than five nor more than twelve directors. In accordance with our bylaws, it is expected that our board of directors will contain [ • ] members immediately following the separation.

Directors are Removed for Cause Only.  Missouri law provides that, unless a corporation’s articles of incorporation provide otherwise, the holders of a majority of the corporation’s voting stock may remove any director from office. Our articles of incorporation provide that shareholders may remove a director only “for cause” and with the approval of the holders of two-thirds of our outstanding voting stock.

Board Vacancies to Be Filled by Remaining Directors and Not Shareholders.  Any vacancy created by any reason prior to the expiration of the term in which the vacancy occurs will by filled only by a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of his predecessor.

Shareholders May Only Act by Written Consent Upon Unanimous Written Consent.  Under our bylaws and Missouri law, shareholder action by written consent must be unanimous.

No Special Meetings Called by Shareholders.  Our bylaws provide that special meetings may only be called by the chairman of our board of directors, our president, or a majority of the entire board of directors.

Only such business will be conducted, and only such proposals acted upon, as are specified in the notice of the special meeting.

Advance Notice for Shareholder Proposals and Nominations.  Our bylaws contain provisions requiring that advance notice be delivered to Post of any business to be brought by a shareholder before an annual meeting and providing for procedures to be followed by shareholders in nominating persons for election to our board of directors. Ordinarily, the shareholder must give notice not less than 90 days nor more than 120 days prior to the date of the first anniversary of the prior year’s annual meeting; provided, however, that in the event that the date of the meeting is more than 30 days before or more than 60 days after such date, notice by the shareholder must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made. The notice must include a description of the proposal, the reasons for the proposal, and other specified matters. Our board of directors may reject any proposals that have not followed these procedures or that are not a proper subject for shareholder action in accordance with the provisions of applicable law.

Amendment of Bylaws.  Our articles of incorporation and bylaws provide that only two-thirds of the entire board of directors may amend the bylaws.

Missouri Statutory Provisions

Missouri law also contains certain provisions which may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us, including control share acquisition and business combination statutes.

Business Combination Statute.  Missouri law contains a “business combination statute” which is similar to the provision in our articles of incorporation and restricts certain “business combinations” (as defined below) between us and an “interested shareholder” (as defined below) or affiliates of the interested shareholder, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by our board of directors on or before the date the interested shareholder obtains such status.

The statute also provides that, after the expiration of such five-year period, business combinations are prohibited unless:

•	the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, or any affiliate or associate of such interested shareholder, approve the business combination; or

•	the business combination satisfies certain detailed fairness and procedural requirements.

A “business combination” for this purpose includes a merger or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and any reclassifications or recapitalizations that generally increase the proportionate voting power of the interested shareholder. An “interested shareholder” for this purpose generally means any person who, together with his or her affiliates and associates, owns or controls 20% or more of the outstanding shares of the corporation’s voting stock.

A Missouri corporation may opt out of coverage by the business combination statute by including a provision to that effect in its governing corporate documents. We have not done so.

The business combination statute may make it more difficult for a 20% beneficial owner to effect other transactions with us and may encourage persons that seek to acquire us to negotiate with our board prior to acquiring a 20% interest. It is possible that such a provision could make it more difficult to accomplish a transaction which shareholders may otherwise deem to be in their best interest.

Control Share Acquisition Statute.  Missouri also has a “control share acquisition statute.” This statute may limit the rights of a shareholder to vote some or all of his shares. Generally, a shareholder whose acquisition of shares results in that shareholder having voting power, when added to the shares previously held by him, to exercise or direct the exercise of more than a specified percentage of our outstanding stock (beginning at 20%), will lose the right to vote some or all of his shares in excess of such percentage unless the shareholders approve the acquisition of such shares.

In order for the shareholders to grant approval, the acquiring shareholder must meet disclosure requirements specified in the statute. In addition, a majority of the outstanding shares entitled to vote must approve the acquisition. Furthermore, a majority of the outstanding shares entitled to vote, but excluding all “interested shares,” such as shares held by the acquiring shareholder or employee directors and officers, must approve the acquisition.

Not all acquisitions of shares constitute control share acquisitions. The following acquisitions do not constitute control share acquisitions:

•	good faith gifts;

•	transfers in accordance with wills or the laws of descent and distribution;

•	purchases made in connection with an issuance by us;

•	purchases by any compensation or benefit plan;

•	the conversion of debt securities;

•	acquisitions pursuant to a binding contract whereby the holders of shares representing at least two-thirds of our voting power agree to sell their shares to the acquirer, provided that such holders act simultaneously and the transaction is not pursuant to or in connection with a tender offer;

•	acquisitions pursuant to the satisfaction of some pledges or other security interests created in good faith;

•	mergers involving us which satisfy other specified requirements of the GBCL;

•	transactions with a person who owned a majority of our voting power within the prior year; or

•	purchases from a person who previously satisfied the requirements of the control share statute, so long as the acquiring person does not have voting power after the ownership in a different ownership range than the selling shareholder prior to the sale.

Takeover Bid Disclosure Statute.  Missouri’s “takeover bid disclosure statute” requires that, under some circumstances, before making a tender offer that would result in the offeror acquiring control of us, the offeror must file certain disclosure materials with the Commissioner of the Missouri Department of Securities.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The articles of incorporation of Post limit the liability of our directors to the company and our shareholders to the fullest extent permitted by Missouri law. Under Missouri law, a corporation may indemnify any person made or threatened to be made a party to any legal proceeding, including any suit by or in the name of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any such capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him or her in connection with such legal proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the foregoing, no indemnification may be made in respect to any claim brought by or in the name of the corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. A corporation is required to indemnify its directors, officers, employees or agents to the extent that such persons have been successful in defending an action, suit or proceeding or any claim, issue or matter therein. Post’s articles of incorporation contain provisions indemnifying its directors and officers to the fullest extent permitted by Missouri law. The indemnification permitted under Missouri law is not exclusive of any other rights to which these persons may be entitled.

In addition, we expect to maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

We have entered into, or we expect to enter into, indemnification agreements with our directors and certain executive officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers and advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

At present there is no pending litigation or proceeding involving any director or officer as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and if the contract or document is filed as an exhibit to the registration statement, you should refer to such exhibit for copies of the actual contract or document. Each such statement is qualified in all respects by reference to the applicable document.

You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. We also maintain an internet site at www.postfoods.com. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement or in the Form 10.

As a result of the separation, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on SEC’s website at www.sec.gov and in the SEC’s public reference room referred to above.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Earnings of the Post Cereals Business for the Nine Months Ended June 30, 2011 and 2010 (Unaudited) and for the Fiscal Years Ended September 30, 2010 and 2009	F-3
Combined Balance Sheets of the Post Cereals Business as of June 30, 2011 and September 30, 2010	F-4
Combined Statements of Cash Flows of the Post Cereals Business for the Nine Months Ended June 30, 2011 and 2010 (Unaudited) and for the Fiscal Years Ended September 30, 2010 and 2009	F-5
Combined Statements of Ralcorp Equity and Comprehensive Income of the Post Cereals Business for the Nine Months Ended June 30, 2011 and for the Fiscal Years Ended September 30, 2010 and 2009	F-6
Notes to Combined Financial Statements of the Post Cereals Business	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Post Holdings, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of earnings, Ralcorp equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Post Cereals Business at June 30, 2011 and September 30, 2010, and the combined results of their operations and their cash flows for the nine months in the period ended June 30, 2011 and for the fiscal years ended September 30, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Saint Louis, Missouri
September 26, 2011

POST CEREALS BUSINESS

COMBINED STATEMENTS OF EARNINGS

(In millions)

	Nine Months Ended June 30,		Year Ended September 30,
	2011	2010	2010	2009
		(Unaudited)

Net Sales	$730.4	$756.8	$996.7	$1,072.1
Cost of goods sold	(381.6)	(430.3)	(553.7)	(570.8)

Gross Profit	348.8	326.5	443.0	501.3
Selling, general and administrative expenses	(180.3)	(166.1)	(218.8)	(272.7)
Amortization of intangible assets	(9.4)	(9.5)	(12.7)	(12.6)
Impairment of intangible assets	(32.1)	—	(19.4)	—
Other operating expenses, net	(1.1)	(.5)	(1.3)	(.8)

Operating Profit	125.9	150.4	190.8	215.2
Intercompany interest expense	(38.6)	(38.6)	(51.5)	(58.3)
Loss on sale of receivables	(8.7)	—	—	—
Equity in earnings of partnership	2.9	1.4	2.2	—

Earnings before Income Taxes	81.5	113.2	141.5	156.9
Income taxes	(26.2)	(39.3)	(49.5)	(55.8)

Net Earnings	$55.3	$73.9	$92.0	$101.1

See accompanying Notes to Combined Financial Statements.

POST CEREALS BUSINESS

COMBINED BALANCE SHEETS

(In millions)

	June 30,	September 30,
	2011	2010

Assets
Current Assets
Cash and cash equivalents	$7.0	$4.8
Receivable from Ralcorp	40.5	—
Receivables, net	7.3	66.0
Inventories	89.2	70.4
Deferred income taxes	3.7	3.5
Prepaid expenses and other current assets	1.7	2.3

Total Current Assets	149.4	147.0
Property, Net	424.0	445.9
Goodwill	1,794.5	1,794.1
Other Intangible Assets, Net	858.4	899.9
Investment in Partnership	61.7	60.8
Other Assets	—	.3

Total Assets	$3,288.0	$3,348.0

Liabilities and Ralcorp Equity
Current Liabilities
Accounts payable	$23.0	$36.1
Other current liabilities	54.4	38.1

Total Current Liabilities	77.4	74.2
Long-term Intercompany Debt	716.5	716.5
Deferred Income Taxes	386.9	404.9
Other Liabilities	80.2	90.7

Total Liabilities	1,261.0	1,286.3

Commitments and Contingencies
Ralcorp Equity
Net investment of Ralcorp	2,010.8	2,061.1
Accumulated other comprehensive income	16.2	.6

Total Ralcorp Equity	2,027.0	2,061.7

Total Liabilities and Ralcorp Equity	$3,288.0	$3,348.0

See accompanying Notes to Combined Financial Statements.

POST CEREALS BUSINESS

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Nine Months Ended		Year Ended
	June 30,		September 30,
	2011	2010	2010	2009
		(Unaudited)

Cash Flows from Operating Activities
Net earnings	$55.3	$73.9	$92.0	$101.1
Adjustments to reconcile net earnings to net cash flow provided by operating activities:
Depreciation and amortization	43.8	41.6	55.4	50.6
Impairment of intangible assets	32.1	—	19.4	—
Stock-based compensation expense	1.0	1.6	1.9	1.4
Equity in earnings of partnership	(2.9)	(1.4)	(2.2)	—
Distributions from partnership	2.0	—	—	—
Deferred income taxes	(24.6)	(37.6)	(11.1)	(16.1)
Other changes in current assets and liabilities, net
Decrease (increase) in receivables	59.0	19.8	14.8	(4.6)
Increase in receivable from Ralcorp	(40.5)	—	—	—
Change in due to/from Kraft Foods Inc.	—	(13.6)	(13.6)	62.7
(Increase) decrease in inventories	(18.3)	14.0	14.4	(3.6)
Decrease (increase) in prepaid expenses and other current assets	.6	(.6)	(1.7)	.7
Increase (decrease) in accounts payable and other current liabilities	2.7	(32.3)	(43.1)	20.3
Other, net	7.9	14.0	9.4	8.6

Net Cash Provided by Operating Activities	118.1	79.4	135.6	221.1

Cash Flows from Investing Activities
Additions to property and intangible assets	(9.8)	(18.1)	(24.3)	(36.7)

Net Cash Used by Investing Activities	(9.8)	(18.1)	(24.3)	(36.7)

Cash Flows from Financing Activities
Change in net investment of Ralcorp	(106.6)	(62.4)	(112.4)	116.7
Changes in intercompany debt	—	—	—	(300.0)

Net Cash Used by Financing Activities	(106.6)	(62.4)	(112.4)	(183.3)

Effect of Exchange Rate Changes on Cash	.5	—	.2	1.4

Net Increase (Decrease) in Cash and Cash Equivalents	2.2	(1.1)	(.9)	2.5
Cash and Cash Equivalents, Beginning of Period	4.8	5.7	5.7	3.2

Cash and Cash Equivalents, End of Period	$7.0	$4.6	$4.8	$5.7

See accompanying Notes to Combined Financial Statements.

POST CEREALS BUSINESS

COMBINED STATEMENTS OF RALCORP EQUITY AND COMPREHENSIVE INCOME

(In millions)

		Accum. Other	Total
	Ralcorp	Comprehensive	Ralcorp	Comprehensive
	Investment	Income	Equity	Income

Balance, September 30, 2008	$1,806.1	$5.2	$1,811.3
Comprehensive income:
Net earnings	101.1	—	101.1	$101.1
Other comprehensive income
Net change in postretirement benefit plans, net of $.5 tax expense	—	(.4)	(.4)	(.4)
Net foreign currency translation adjustment	—	(2.5)	(2.5)	(2.5)

				$98.2

Net transfer from Ralcorp	113.8	—	113.8

Balance, September 30, 2009	$2,021.0	$2.3	$2,023.3
Comprehensive income:
Net earnings	92.0	—	92.0	$92.0
Other comprehensive income
Net change in postretirement benefit plans, net of $2.8 tax benefit	—	(4.8)	(4.8)	(4.8)
Net foreign currency translation adjustment	—	3.1	3.1	3.1

				$90.3

Net transfer to Ralcorp	(51.9)	—	(51.9)

Balance, September 30, 2010	$2,061.1	$.6	$2,061.7
Comprehensive income:
Net earnings	55.3	—	55.3	$55.3
Other comprehensive income
Net change in postretirement benefit plans, net of $6.5 tax expense	—	10.9	10.9	10.9
Net foreign currency translation adjustment	—	4.7	4.7	4.7

				$70.9

Net transfer to Ralcorp	(105.6)	—	(105.6)

Balance, June 30, 2011	$2,010.8	$16.2	$2,027.0

See accompanying Notes to Combined Financial Statements.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions except per share data)

Note 1 — Background

References in these financial statements to “Ralcorp” refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries (other than the Post cereals business). “Post cereals business” (or “Post”) refers to the branded ready-to-eat cereal products business of Ralcorp, which includes Post Foods, LLC (100% owned by Ralcorp Holdings, Inc.) and Post Foods Canada Corp. (100% owned by RH Financial Corporation, a wholly owned subsidiary of Ralcorp Holdings, Inc.). Post was acquired by Ralcorp on August 4, 2008. At June 30, 2011 and September 30, 2010, there were no shares of common or preferred stock of Post authorized or outstanding.

On July 14, 2011, Ralcorp announced that its Board of Directors agreed in principle to separate Ralcorp and Post in a tax-free spin-off to Ralcorp shareholders. This transaction is subject to receipt of an Internal Revenue Service ruling, final approval by Ralcorp’s Board of Directors and other customary conditions.

Post has a single operating segment and manufactures and markets products under several brand names, including Honey Bunches of Oats®. Other brands include Pebbles®, Post Selects®, Great Grains®, Spoon Size® Shredded Wheat, Post® Raisin Bran, Grape-Nuts®, and Honeycomb®.

Post’s products are generally sold to supermarket chains, wholesalers, supercenters, club stores, mass merchandisers, distributors, convenience stores and the foodservice channel in North America. Those products are manufactured at four facilities located in Battle Creek, Michigan; Jonesboro, Arkansas; Modesto, California; and Niagara Falls, Ontario. Approximately 1,300 employees involved in the Post cereals business are expected to remain with Post following the consummation of the separation of Post from Ralcorp.

Note 2 — Summary of Significant Accounting Policies

Principles of Combination — The combined financial statements include the operations of Post Foods, LLC and Post Foods Canada Corp. All intercompany transactions between Post Foods, LLC and Post Foods Canada Corp. have been eliminated. Transactions between Post and Ralcorp are included in these financial statements. The investment of Post Foods Canada Corp. in RAH Canada Limited Partnership is reported on an equity basis (see Note 18).

Use of Estimates and Allocations — The financial statements of Post are prepared in conformity with accounting principles generally accepted in the United States of America, which require Post to make certain elections as to accounting policy, estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amount of net revenues and expenses during the reporting periods. Significant accounting policy elections, estimates and assumptions include, among others, pension and benefit plan assumptions, valuation assumptions of goodwill and other intangible assets, marketing programs and income taxes. Actual results could differ from those estimates.

Throughout the periods covered by the financial statements, operations of Post were conducted and accounted for as a reportable segment within the consolidated financial statements of Ralcorp Holdings, Inc. The financial statements have been derived from Ralcorp’s historical accounting records and reflect significant allocations of direct costs and expenses (see Note 16). All of the allocations and estimates in these financial statements are based upon assumptions that management of Post believe are reasonable. The financial statements do not necessarily represent the financial position or results of operations of Post had it been operated as a separate independent entity.

Presentation of Unaudited Condensed Financial Statements — The unaudited interim financial statements for the nine months ended June 30, 2010 have been prepared in accordance with the instructions of Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Those unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to fairly state the results for the period presented. All such adjustments are of a normal recurring nature.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cash Equivalents include all highly liquid investments with original maturities of less than three months.

Receivables are reported at net realizable value. This value includes appropriate allowances for doubtful accounts, cash discounts, and other amounts which Post does not ultimately expect to collect. Post calculates the allowance for doubtful accounts based on historical losses and the economic status of, and its relationship with, its customers, especially those identified as “at risk.” A receivable is considered past due if payments have not been received within the agreed upon invoice terms. Receivables are written off against the allowance when the customer files for bankruptcy protection or is otherwise deemed to be uncollectible based upon Post’s evaluation of the customer’s solvency. Post’s primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or “at risk” customers. At June 30, 2011 and September 30, 2010, the amount of such receivables was immaterial. Consideration was given to the economic status of these customers when determining the appropriate allowance for doubtful accounts (see Note 9). In fiscal 2011, Post began selling certain of its receivables to Ralcorp pursuant to a Ralcorp accounts receivable securitization program (see Note 8).

Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market. Reported amounts have been reduced by an allowance for obsolete product and packaging materials based on a review of inventories on hand compared to estimated future usage and sales.

Derivative Financial Instruments and Hedging — Post participates in Ralcorp’s derivative financial instrument and hedging program, but did not hold any derivative financial instruments of its own during the periods presented. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction (and it meets all other requirements under Topic 815 of the Accounting Standards Codification). Certain of Ralcorp’s commodity-related derivatives do not meet the criteria for cash flow hedge accounting or simply are not designated as hedging instruments; nonetheless, they are used to manage the future cost of raw materials and are economic hedges. Changes in the fair value of such derivatives, to the extent they relate to Post, are recognized immediately in the Post statement of earnings. Earnings impacts for all hedges are reported in the statement of earnings within the same line item as the gain or loss on the item or transaction being hedged. Since the hedging activities relate to operations, related cash flows are included in the statement of cash flows in cash flows from operating activities. For a cash flow hedge of an anticipated transaction, the ineffective portion of the change in fair value of the derivative is recorded in earnings as incurred, whereas the effective portion is deferred in accumulated other comprehensive income (loss) in Ralcorp’s balance sheet until the transaction is realized, at which time any deferred hedging gains or losses, to the extent they relate to Post, are recorded in Post’s earnings. For more information about hedging activities, see Note 10.

Property is recorded at cost, and depreciation expense is generally provided on a straight-line basis over the estimated useful lives of the properties. Estimated useful lives range from 1 to 20 years for machinery and equipment and 12 to 30 years for buildings and leasehold improvements. Total depreciation expense was $34.4, $32.1, $42.7, and $38.0 in the nine months ended June 30, 2011 and 2010 (unaudited), and fiscal years 2010 and 2009, respectively. Repair and maintenance costs incurred in connection with planned major

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

maintenance activities are accounted for under the direct expensing method. At June 30, 2011 and September 30, 2010, property consisted of:

	June 30,	September 30,
	2011	2010

Land	$12.3	$12.2
Buildings and leasehold improvements	130.4	128.2
Machinery and equipment	392.0	381.5
Construction in progress	12.4	12.2

	547.1	534.1
Accumulated depreciation	(123.1)	(88.2)

	$424.0	$445.9

Other Intangible Assets consist of customer relationships and trademarks/brands recorded as a result of Ralcorp’s acquisition of Post. Amortization expense related to intangible assets, which is provided on a straight-line basis over the estimated useful lives of the assets, was $9.4, $9.5, $12.7, and $12.6 in the nine months ended June 30, 2011 and 2010 (unaudited), and fiscal years 2010 and 2009, respectively. For the intangible assets recorded as of June 30, 2011, amortization expense of $3.2, $12.6, $12.6, $12.4, $12.4, and $12.4 is scheduled for the three months ending September 30, 2011, and fiscal years 2012, 2013, 2014, 2015, and 2016, respectively. Other intangible assets consisted of:

	June 30, 2011			September 30, 2010
	Carrying	Accum.	Net	Carrying	Accum.	Net
	Amount	Amort.	Amount	Amount	Amort.	Amount

Subject to amortization:
Customer relationships	$153.9	$(22.4)	$131.5	$153.9	$(16.7)	$137.2
Trademarks/brands	91.0	(14.3)	76.7	91.0	(10.6)	80.4

	$244.9	$(36.7)	$208.2	$244.9	$(27.3)	$217.6
Not subject to amortization:
Trademarks/brands	650.2	—	650.2	682.3	—	682.3

	$895.1	$(36.7)	$858.4	$927.2	$(27.3)	$899.9

Recoverability of Assets — Post continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, and goodwill. Formal impairment tests are conducted for goodwill and indefinite-lived intangibles at least annually (normally during the fourth fiscal quarter). An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.

In June 2011, a trademark impairment loss of $32.1 was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks based on reassessments triggered by the announced separation of Post from Ralcorp. The trademark impairment was due to reductions in anticipated future sales as a result of competition, lack of consumer response to advertising and promotions for these brands, and further reallocations of advertising and promotion expenditures to higher-return brands.

In the fourth quarter of fiscal 2010, a trademark impairment loss of $19.4 was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks. The trademark impairment was due to a reallocation of advertising and promotion expenditures to higher-return brands and reductions in anticipated sales-growth rates based on the annual forecasting process completed in the fourth quarter.

These fair value measurements fell within Level 3 of the fair value hierarchy as described in Note 11.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Investments — Post funds a portion of its deferred compensation liability by investing in certain mutual funds in the same amounts as selected by the participating employees. Because management’s intent is to invest in a manner that matches the deferral options chosen by the participants and those participants can elect to transfer amounts in or out of each of the designated deferral options at any time, these investments have been classified as trading assets and are stated at fair value in “Other Assets” (see Note 11). Both realized and unrealized gains and losses on these assets are included in “Selling, general and administrative expenses” and offset the related change in the deferred compensation liability.

Ralcorp Equity — Net investment of Ralcorp in the Combined Balance Sheets represents Ralcorp’s historical investment in Post in excess of its accumulated net income after taxes and the net effect of the transactions with and allocations from Ralcorp. See Principles of Combination above and Note 16 for additional information. Accumulated other comprehensive income included foreign currency translation adjustments of $4.6, negative $.2, and negative $3.3 as of June 30, 2011, September 30, 2010, and September 30, 2009, respectively, as well as amounts related to postretirement benefit plans as shown in Note 14.

Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Net sales reflect gross sales, including amounts billed to customers for shipping and handling, less sales discounts and trade allowances. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged, and related reserves are maintained based on return history. If additional rights of return are granted, revenue recognition is deferred. Estimated reductions to revenue for customer incentive offerings are based upon customers’ redemption history.

Cost of Products Sold includes, among other things, inbound and outbound freight costs and depreciation expense related to assets used in production, while storage and other warehousing costs are included in “Selling, general, and administrative expenses.” Storage and other warehousing costs totaled $34.8, $48.6, and $42.3 in the nine months ended June 30, 2011, and fiscal years 2010 and 2009, respectively.

Advertising costs are expensed as incurred except for costs of producing media advertising such as television commercials or magazine advertisements, which are deferred until the first time the advertising takes place. The amount reported as assets on the balance sheet was insignificant as of June 30, 2011 and September 30, 2010.

Stock-based Compensation — Post recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). See Note 15 for disclosures related to stock-based compensation.

Income Tax Expense is estimated based on taxes in each jurisdiction and includes the effects of both current tax exposures and the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. A valuation allowance would be established against the related deferred tax assets to the extent that it is not more likely than not that the future benefits will be realized. Reserves are recorded for estimated exposures associated with Post’s tax filing positions, which are subject to periodic audits by governmental taxing authorities. Interest due to an underpayment of income taxes is classified as income taxes. Post considers the undistributed earnings of its foreign subsidiaries to be permanently invested, so no U.S. taxes have been provided for those earnings. Post is part of the consolidated return of Ralcorp and its affiliates; Post may be jointly/severally liable for taxes related to other Ralcorp affiliates. See Note 5 for disclosures related to income taxes.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 3 — Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” This update establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). The amendments in this update are effective during interim and annual periods beginning after December 15, 2011. The adoption of this update is not expected to have a material effect on Post’s financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220) — Presentation of Comprehensive Income.” The objective of this update is to improve the comparability, consistency, and transparency of financial reporting to increase the prominence of items reported in other comprehensive income. This update requires that all nonowner changes in shareholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this update are effective during interim and annual periods beginning after December 15, 2011. The adoption of this update is not expected to have a material effect on Post’s financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-8, “Intangibles — Goodwill and Other (Topic 350) — Testing Goodwill for Impairment,” which is intended to simplify how an entity tests goodwill for impairment. The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of factors to consider in conducting the qualitative assessment. Prior to this ASU, entities were required to test goodwill for impairment, on at least an annual basis, by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test is to be performed to measure the amount of impairment loss, if any. The amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption will be permitted. The adoption of this update is not expected to have a material effect on Post’s financial position, results of operations or cash flows.

Note 4 — Goodwill

The changes in the carrying amount of goodwill are noted in the following table. There have been no goodwill impairment losses.

Balance, September 30, 2009	$1,794.5
Purchase price allocation adjustment	(.6)
Currency translation adjustment	.2

Balance, September 30, 2010	$1,794.1
Currency translation adjustment	.4

Balance, June 30, 2011	$1,794.5

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 5 — Income Taxes

The provision for income taxes consisted of the following:

	Nine Months	Year Ended	Year Ended
	Ended June 30,	September 30,	September 30,
	2011	2010	2009

Current:
Federal	$45.0	$53.7	$63.9
State	5.8	6.9	8.2
Foreign	—	—	(.2)

	50.8	60.6	71.9

Deferred:
Federal	(22.3)	(11.0)	(13.6)
State	(1.8)	(.9)	(1.1)
Foreign	(.5)	.8	(1.4)

	(24.6)	(11.1)	(16.1)

Income taxes	$26.2	$49.5	$55.8

A reconciliation of income taxes with amounts computed at the statutory federal rate follows:

	Nine Months	Year Ended	Year Ended
	Ended June 30,	September 30,	September 30,
	2011	2010	2009

Computed tax at federal statutory rate (35%)	$28.5	$49.5	$54.9
Domestic production activities deduction	(4.5)	(3.4)	(4.1)
State income taxes, net of federal tax benefit	2.0	3.6	4.4
Other, net (none in excess of 5% of computed tax)	.2	(.2)	.6

	$26.2	$49.5	$55.8

The effective tax rate for the nine months ended June 30, 2011 was 32.1% compared to 35.0% for fiscal 2010 and 35.6% for fiscal 2009. The decrease in the effective tax rate is primarily due to the effects of the Domestic Production Activities Deduction (DPAD), along with minor effects of shifts between the relative amounts of domestic and foreign income. The DPAD is a U.S. federal deduction of a percentage of taxable income from domestic manufacturing. Taxable income is affected by not only pre-tax book income, but also temporary differences in the timing and amounts of certain tax deductions, including significant amounts related to impairments of intangible assets, depreciation of property, and postretirement benefits. In addition, for fiscal 2011, the DPAD percentage was increased from 6% to 9% of qualifying taxable income.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows:

	June 30, 2011			September 30, 2010
	Assets	Liabilities	Net	Assets	Liabilities	Net

Current:
Accrued liabilities	$3.6	$—	$3.6	$3.5	$—	$3.5
Other items	.7	(.6)	.1	.7	(.7)	—

	4.3	(.6)	3.7	4.2	(.7)	3.5

Noncurrent:
Property	—	(107.0)	(107.0)	—	(112.2)	(112.2)
Intangible assets	—	(324.3)	(324.3)	—	(339.9)	(339.9)
Pension and other postretirement benefits	28.7	—	28.7	32.8	—	32.8
Stock-based compensation awards	1.4	—	1.4	1.3	—	1.3
Foreign operating loss carryforwards	13.6	—	13.6	12.4	—	12.4
Other items	.7	—	.7	.7	—	.7

	44.4	(431.3)	(386.9)	47.2	(452.1)	(404.9)

Total deferred taxes	$48.7	$(431.9)	$(383.2)	$51.4	$(452.8)	$(401.4)

For the nine-month period ended June 30, 2011, and fiscal years 2010 and 2009, foreign income (loss) before income taxes was $(1.4), $1.3, and $(5.2), respectively. As of June 30, 2011, Post had foreign operating loss carryforwards totaling approximately $50.3 which have expiration dates in 2028-2031. Because it is expected that sufficient taxable income will be generated to utilize those operating loss carryforwards before they expire, no valuation allowance has been recorded.

Post had no significant unrecognized tax benefits related to uncertain tax positions for the periods presented. Federal returns for tax years ended September 30, 2008 and later remain subject to examination, along with various state returns and Canadian returns for the same time period.

Note 6 — Supplemental Earnings Statement and Cash Flow Information

	Nine Months	Year Ended	Year Ended
	Ended June 30,	September 30,	September 30,
	2011	2010	2009

Repair and maintenance expenses	$24.3	$36.1	$28.1
Advertising and promotion expenses	87.3	88.6	118.1
Research and development expenses	5.6	7.7	6.5
Intercompany interest paid	23.9	47.6	57.3

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 7 — Supplemental Balance Sheet Information

	June 30,	September 30,
	2011	2010

Receivables, net
Trade	$5.5	$58.4
Other	1.8	7.9

	7.3	66.3
Allowance for doubtful accounts	—	(.3)

	$7.3	$66.0

Inventories
Raw materials and supplies	$19.0	$14.3
Finished products	70.2	56.1

	$89.2	$70.4

Accounts Payable
Trade	$20.3	$22.1
Other items	2.7	14.0

	$23.0	$36.1

Other Current Liabilities
Advertising and promotion	$7.4	$10.5
Accrued intercompany interest	18.3	6.6
Compensation	9.2	7.9
Miscellaneous accrued taxes	5.3	3.6
Deferred income	12.4	7.3
Other	1.8	2.2

	$54.4	$38.1

Note 8 — Sale of Receivables

On November 4, 2010, Post entered into an agreement to sell, on an ongoing basis, all of the trade accounts receivable of Post Foods, LLC to a wholly owned, bankruptcy-remote subsidiary of Ralcorp Holdings, Inc. named Ralcorp Receivables Corporation (RRC). The accounts receivable of Post Foods Canada Corp. were not incorporated into the agreement and are not being sold to RRC. The purchase price of the receivables sold is calculated with a discount factor of 1.18%. Post receives a fee from RRC to service the receivables (with no significant servicing assets or liabilities). For the nine months ended June 30, 2011, the discounts totaled $8.7, reported as “Loss on Sale of Receivables,” and servicing fee income totaled $2.8, reported as a reduction to “Selling, general and administrative expenses.” The net amount due from Ralcorp is reported as “Receivable from Ralcorp.”

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 9 — Allowance for Doubtful Accounts

	Nine Months	Year Ended
	Ended June 30,	September 30,
	2011	2010

Balance, beginning of period	$.3	$1.6
Provision charged to expense	—	(.6)
Write-offs, less recoveries	—	(.7)
Transfers to RRC, net	(.3)	—

Balance, end of period	$—	$.3

Note 10 — Derivative Financial Instruments and Hedging

In the ordinary course of business, Post is exposed to commodity price risks relating to the acquisition of raw materials and supplies, interest rate risks relating to debt, and foreign currency exchange rate risks relating to its foreign subsidiaries. Authorized individuals within Ralcorp may utilize derivative financial instruments, including (but not limited to) futures contracts, option contracts, forward contracts and swaps, to manage certain of these exposures by hedging when it is practical to do so. Ralcorp is not permitted to engage in speculative or leveraged transactions and will not hold or issue financial instruments for trading purposes.

As of June 30, 2011, Post’s participation in Ralcorp’s derivative instrument program consisted of commodity contracts (options, futures, and swaps) used as cash flow or economic hedges on ingredient purchases. The fair value of the derivative instruments have not been reflected in Post’s balance sheet. The effects of Post’s participation in Ralcorp’s derivative instrument program on the statements of earnings for the nine months ended June 30, 2011 and 2010 (unaudited) and fiscal years 2010 and 2009 were losses of $8.3, $.7, $.9, and $5.0, respectively, all of which are included in “Cost of goods sold.”

Note 11 — Fair Value Measurements

The following table represents Post’s assets and liabilities measured at fair value on a recurring basis and the basis for that measurement according to the levels in the fair value hierarchy in ASC Topic 820:

	June 30, 2011			September 30, 2010
	Total	Level 1	Level 2	Total	Level 1	Level 2

Deferred compensation investment	.7	.7	—	.3	.3	—
Deferred compensation liabilities	.7	—	.7	.3	—	.3

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of three levels:

Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The fair value of the deferred compensation investment is invested primarily in mutual funds and is measured using the market approach. This investment is in the same funds and purchased in substantially the same amounts as the participants’ selected investment options (excluding Ralcorp common stock equivalents), which represent the underlying liabilities to participants in Ralcorp’s deferred compensation plans. Deferred compensation liabilities are recorded at amounts due to participants in cash, based on the fair value of participants’ selected investment options (excluding certain Ralcorp common stock equivalents to be distributed in shares) using the market approach.

The carrying amounts reported on the combined balance sheets for cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturities of these financial instruments. The fair value of long-term intercompany debt (see Note 12) is approximately $804.6 based on the discounted cash flows analysis using observable inputs (Level 2).

Note 12 — Long-Term Intercompany Debt

On August 4, 2008, in conjunction with the acquisition of Post, Ralcorp assumed ownership of Fixed Rate Notes maturing 2018, Floating Rate Notes maturing 2018 and Fixed Rate Notes maturing 2020, and term loans. The 2018 Fixed Rate Notes comprises $577.5 of 7.29% notes due August 15, 2018. The 2018 Floating Rate Notes total $20.0 and incur interest at a rate of 3-month LIBOR plus 2.54%, adjusted quarterly, and mature on August 15, 2018. The 2020 Fixed Rate Notes comprises $67.0 of 7.39% notes due August 15, 2020. The term loans totaled $300.0 and matured on August 3, 2009. Though Ralcorp is the legal entity obligated to repay all outstanding long-term debt, these debt instruments and related interest expense and interest payments have been reported in the financial statements of Post. Post Foods LLC, along with certain other subsidiaries of Ralcorp, is a guarantor of Ralcorp’s debt and that debt is collateralized by a pledge of 65% of the stock of Post Foods Canada Corp.

On August 4, 2008, Post Foods Canada Corp. issued a promissory note payable to RAH Canada Limited Partnership (see Note 18) with a principal amount of $52.0. The note incurs interest at 7.50%, payable quarterly, and has no maturity date.

The outstanding balances and related interest rates are summarized in the following table.

	June 30, 2011		September 30, 2010
	Balance	Interest	Balance	Interest
	Outstanding	Rate	Outstanding	Rate

Fixed Rate Senior Notes maturing 2018	$577.5	7.29%	$577.5	7.29%
Floating Rate Senior Notes maturing 2018	20.0	2.80%	20.0	2.98%
Fixed Rate Senior Notes maturing 2020	67.0	7.39%	67.0	7.39%
Note Payable to RAH Canada L.P.	52.0	7.50%	52.0	7.50%

	$716.5		$716.5

Note 13 — Commitments and Contingencies

Legal Proceedings

Post is a party to a number of legal proceedings in various federal, state and foreign jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, the operations of Post, like those of similar businesses, are subject to various federal, state, local and foreign laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.

Post’s liability, if any, from pending legal proceedings cannot be determined with certainty; however, in the opinion of management, based upon the information presently known, the ultimate liability, if any, arising

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material to Post’s consolidated financial position, results of operations or cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to Post’s consolidated financial position, results of operations or cash flows.

Lease Commitments

Future minimum rental payments under noncancelable operating leases in effect as of June 30, 2011 were $1.0, $3.2, $2.9, $2.6, $.8, $.2 and zero for the three months ending September 30, 2011, and fiscal 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

Rent expense for all operating leases was $3.0 in the nine months ended June 30, 2011, and $3.9 and $3.5 in fiscal years 2010 and 2009, respectively.

Note 14 — Pension and Other Postretirement Benefits

Certain of Post’s employees are eligible to participate in Ralcorp’s U.S. qualified and supplemental noncontributory defined benefit pension plans and other postretirement benefit plans (partially subsidized retiree health and life insurance) or separate plans for Post Foods Canada Corp. The following disclosures reflect amounts related to Post employees based on separate actuarial valuations, projections, and (for the U.S. plans) certain allocations. In separating amounts in the U.S. plans between Post and Ralcorp, liabilities were calculated directly based on the participants of each group. Plan contributions were allocated based on target liability plus normal cost (for funding) for each group. Investment earnings were allocated based on beginning of year projected benefit obligation for each group. Actual benefit payments were allocated based on expected benefit payments for each group. Amounts for the Canadian plans are included in these disclosures and are not disclosed separately because they do not constitute a significant portion of the combined amounts.

Effective January 1, 2011, pension benefits were frozen for all administrative employees and certain production employees.

The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for the nine months ended June 30, 2011, and the fiscal year ended September 30, 2010, and a statement of the funded status and amounts recognized in the combined balance sheets as of June 30, 2011 and September 30, 2010.

	Pension Benefits		Other Benefits
	Nine Months	Year Ended	Nine Months	Year Ended
	Ended June 30,	September 30,	Ended June 30,	September 30,
	2011	2010	2011	2010

Change in benefit obligation
Benefit obligation at beginning of period	$29.8	$19.8	$67.7	$58.2
Service cost	2.8	4.3	1.9	2.8
Interest cost	1.0	1.2	2.7	3.5
Plan participants’ contributions	.6	.8	—	—
Actuarial (gain) loss	(11.8)	3.5	(5.0)	2.8
Benefits paid	(.1)	(.1)	(.4)	(.4)
Amendments	—	.2	—	.6
Currency translation	.4	.1	.3	.2

Benefit obligation at end of period	$22.7	$29.8	$67.2	$67.7

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Pension Benefits		Other Benefits
	Nine Months	Year Ended	Nine Months	Year Ended
	Ended June 30,	September 30,	Ended June 30,	September 30,
	2011	2010	2011	2010

Change in fair value of plan assets
Fair value of plan assets at beginning of period	$8.2	$2.5	$—	$—
Actual return on plan assets	2.0	1.5	—	—
Employer contributions	.7	3.5	.4	.4
Plan participants’ contributions	.6	.8	—	—
Benefits paid	(.1)	(.1)	(.4)	(.4)
Currency translation	.2	—	—	—

Fair value of plan assets at end of period	$11.6	$8.2	$—	$—

Funded status	$(11.1)	$(21.6)	$(67.2)	$(67.7)

Amounts recognized in assets or liabilities
Other current liabilities	$—	$—	$(.5)	$(.5)
Other liabilities	(11.1)	(21.6)	(66.7)	(67.2)

Net amount recognized	$(11.1)	$(21.6)	$(67.2)	$(67.7)

Amounts recognized in accumulated other comprehensive loss
Net actuarial loss	$(9.4)	$3.4	$(7.6)	$(2.4)
Prior service cost (credit)	2.2	2.5	(4.3)	(5.2)
Currency translation	—	—	—	—

Total	$(7.2)	$5.9	$(11.9)	$(7.6)

Weighted-average assumptions used to determine benefit obligation
Discount rate	5.96%	5.40%	5.96%	5.40%
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%

The accumulated benefit obligation exceeded the fair value of plan assets for each pension plan, and the aggregate accumulated benefit obligation for pension plans was $19.2 at June 30, 2011 and $17.5 at September 30, 2010.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following tables provide the components of net periodic benefit cost for the plans and amounts recognized in other comprehensive income.

	Pension Benefits
	Nine Months Ended June 30,		Year Ended September 30,
	2011	2010	2010	2009
		(Unaudited)

Components of net periodic benefit cost
Service cost	$2.8	$3.2	$4.3	$3.3
Interest cost	1.0	.9	1.2	.8
Expected return on plan assets	(1.3)	(1.0)	(1.3)	(.9)
Recognized net actuarial loss	.3	.2	.3	—
Recognized prior service cost	.3	.3	.3	.3

Net periodic benefit cost	$3.1	$3.6	$4.8	$3.5

Weighted-average assumptions used to determine net benefit cost
Discount rate	5.40%	6.00%	6.00%	7.30%
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%
Expected return on plan assets	8.75%	8.75%	8.75%	8.75%
Changes in plan assets and benefit obligation recognized in other comprehensive income
Net loss (gain)	$(12.6)	$2.5	$3.3	$4.8
Recognized loss	(.3)	(.2)	(.3)	—
Prior service cost	—	.1	.2	2.9
Recognized prior service cost	(.3)	(.2)	(.3)	(.3)
Currency translation	.1	—	—	—

Total recognized in other comprehensive income or loss (before tax effects)	$(13.1)	$2.2	$2.9	$7.4

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Other Benefits
	Nine Months Ended June 30,		Year Ended September 30,
	2011	2010	2010	2009
		(Unaudited)

Components of net periodic benefit cost
Service cost	$1.9	$2.1	$2.8	$3.1
Interest cost	2.7	2.6	3.5	4.4
Recognized net actuarial loss	.1	—	—	—
Recognized prior service cost (credit)	(.8)	(1.0)	(1.3)	—

Net periodic benefit cost	$3.9	$3.7	$5.0	$7.5

Weighted-average assumptions used to determine net benefit cost
Discount rate	5.40%	6.00%	6.00%	7.30%
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%
Changes in plan assets and benefit obligation recognized in other comprehensive income or loss
Net loss (gain)	$(5.1)	$2.1	$2.8	$(.3)
Recognized loss	(.1)	—	—	—
Prior service cost (credit)	—	.4	.6	(7.1)
Recognized prior service credit	.9	1.0	1.3	—
Currency translation	—	—	—	(.1)

Total recognized in other comprehensive income or loss (before tax effects)	$(4.3)	$3.5	$4.7	$(7.5)

For pension benefits, the estimated net actuarial loss and prior service cost expected to be reclassified from accumulated other comprehensive income into net periodic benefit cost during the 15-month period ending September 30, 2012 are $1.3 and $.4, respectively. For other benefits, the corresponding amounts are $.4 and a credit of $1.4, respectively.

The expected return on pension plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocation. The broad target allocations are 50% equity securities (comprised of 27.5% U.S. equities and 22.5% foreign equities), 40% debt securities, and 10% real assets. At June 30, 2011, equity securities were 51% and debt securities were 40%, and other was 9% of the fair value of total plan assets, approximately 87% of which was invested in passive index funds. At September 30, 2010, equity securities were 71% and debt securities were 27%, and other was 2% of the fair value of total plan assets, approximately 90% of which was invested in passive index funds. The allocation guidelines were established based on Ralcorp’s determination of the appropriate risk posture and long-term objectives.

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table represents the pension plan’s assets measured at fair value on a recurring basis and the basis for that measurement (for more information on the fair value framework in ASC Topic 820, refer to Note 11).

	June 30, 2011				September 30, 2010
	Total	Level 1	Level 2	Level 3	Total	Level 2	Level 3

Mutual funds:
Equities	$6.2	$—	$6.2	$—	$6.4	$6.4	$—
Fixed income	4.5	—	4.5	—	1.7	1.7
Real assets	.6	—	.6	—	—	—	—

	11.3	—	11.3	—	8.1	8.1	—
Partnership/joint venture interests	.2	—	—	.2	.1	—	.1
Cash	.1	.1	—	—	—	—	—

	$11.6	$.1	$11.3	$.2	$8.2	$8.1	$.1

The fair value of mutual funds is based on net asset values of the shares held by the plan as of June 30, 2011 and September 30, 2010.

Partnership/joint venture interests have unobservable inputs and trade infrequently or not at all. Because observable prices are not available, a market approach is used in valuing investments. The inputs used in estimating the value of investments include company operating performance, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issues, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, and other factors which are typically considered by market participants when trading private, middle market companies. Investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the general partner (who serves as the partnership’s investment manager) in the absence of market information. Assumptions used by the general partner due to the lack of observable inputs may significantly impact the resulting fair value and therefore the partnership’s results of operations. For all securities held, the general partner calculates a hypothetical equity value of the investment. For each investment, the general partner (i) determines the current operating results (either Adjusted EBITDA or Net Revenue), (ii) applies a market valuation multiple, which is based on publicly traded valuation multiples of, and/or valuation multiples from transactions involving, companies with similar attributes (with such multiples discounted as appropriate); then (iii) subtracts the structural debt on the portfolio company’s balance sheet (seasonally adjusted when necessary), to derive a current hypothetical value for the equity. The general partner may also consider any other factors it deems relevant in establishing a fair value at which the investment could be realized. Such factors are documented in detail to establish the reasonableness of their intent. For the nine months ended June 30, 2011 and the year ended September 30, 2010, purchases, sales, and realized and unrealized gains and losses were not significant.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For June 30, 2011 and September 30, 2010 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 7.5% and 8.0% for 2012 and 2011, respectively, declining gradually to an ultimate rate of 5% for 2017 and beyond. A 1% change in assumed health care cost

POST CEREALS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

trend rates would result in the following changes in the accumulated postretirement benefit obligation and in the total service and interest cost components for the nine months ended June 30, 2011.

	Increase	Decrease

Effect on postretirement benefit obligation	$14.9	$(11.7)
Effect on total service and interest cost	$1.3	$(1.0)

As of June 30, 2011, expected future benefit payments and related federal subsidy receipts (Medicare Part D) in the three months ending September 30, 2011 and the next ten fiscal years were as follows:

							2017-
	2011	2012	2013	2014	2015	2016	2021

Pension benefits	$—	$.3	$.4	$.6	$.7	$1.0	$10.3
Other benefits	.1	.6	.7	.9	1.2	1.5	15.4
Subsidy receipts	—	—	—	—	—	—	(.3)

Other than those made as benefit payments in unfunded plans and participant contributions, no significant contributions are currently expected to be paid to the plans during the 15-month period ending September 30, 2012.

In addition to the defined benefit plans described above, Ralcorp sponsors defined contribution [401(k)] plans under which it makes matching and profit sharing contributions. Post’s share of the costs of these plans was $1.2 for the nine months ended June 30, 2011, and $1.5 for each of the fiscal years ended September 30, 2010 and 2009.

Note 15 — Stock-Based Compensation Plans

Post employees have historically participated in equity plans of Ralcorp. On February 8, 2007, Ralcorp shareholders adopted the 2007 Incentive Stock Plan. Effective October 1, 2008, it was amended and restated to reflect requirements of Section 409A. The 2007 Incentive Stock Plan became the Amended and Restated 2007 Incentive Stock Plan (Plan), which reserves shares to be used for various stock-based compensation awards. The Plan provides that certain eligible employees of Post may receive stock option awards, stock appreciation rights and other stock awards payable in whole or part by the issuance of stock.

The following disclosures represent Post’s portion of the Plan maintained by Ralcorp in which Post’s employees participated. The underlying equity for all awards granted under the Plan consists of Ralcorp common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that would have been experienced as an independent, publicly traded company for the periods presented.

Total compensation cost for stock-based compensation awards recognized in the nine months ended June 30, 2011 and fiscal years 2010 and 2009 was $1.6, $2.2, and $1.6, respectively, and the related recognized deferred tax benefit for each of those periods was approximately $.6, $.9, and $.6, respectively. As of June 30, 2011, the total compensation cost related to nonvested awards not yet recognized was $2.3, which is expected to be recognized over a weighted average period of 2.75 years.

Stock Appreciation Rights

Information about stock-settled stock appreciation rights (SARs) is summarized in the following table. Upon exercise of each right, the holder of stock-settled SARs will receive the number of shares of Ralcorp common stock equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes. Ralcorp uses treasury shares to settle SARs exercised. The total intrinsic

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

value of stock-settled SARs exercised was $.1 in the nine months ended June 30, 2011 and zero in fiscal 2010 and 2009.

			Weighted
	Stock-Settled	Weighted	Average
	Stock	Average	Remaining	Aggregate
	Appreciation	Exercise	Contractual	Intrinsic
	Rights	Price	Term	Value

Outstanding at September 30, 2010	185,000	$59.61
Granted	—	—
Exercised	(9,500)	58.33
Forfeited	(13,000)	63.05
Expired	—	—

Outstanding at June 30, 2011	162,500	59.41	8.30	$4.4

Vested and expected to vest as of June 30, 2011	157,704	59.41	8.28	4.3

Exercisable at June 30, 2011	—	—	—	—

In September 2010, Ralcorp granted cash-settled SARs for the first time, including a total of 22,500 cash-settled SARs with an exercise price of $57.45 granted to certain Post employees. Upon exercise of each right, the holder of cash-settled SARs will receive cash equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes. As of June 30, 2011, 2,000 had been forfeited and 1,500 (with a value of $.1) had vested and been exercised. For the 19,000 outstanding, none were exercisable, the remaining contractual term was 9.25 years, and the aggregate intrinsic value was $.6. Cash-settled SARs are liability-classified awards that must be remeasured at fair value at the end of each reporting period, and cumulative compensation cost recognized to date must be trued up each reporting period for changes in fair value prorated for the portion of the requisite service period rendered.

The fair value of each SAR was estimated on the date of grant using the Black-Scholes valuation model, which uses assumptions of expected life (term), expected stock price volatility, risk-free interest rate, and expected dividends. The expected term is estimated based on the award’s vesting period and contractual term, along with historical exercise behavior on similar awards. Expected volatilities are based on historical volatility trends and other factors. The risk-free rate is the interpolated U.S. Treasury rate for a term equal to the expected term. The weighted average assumptions and fair values for SARs granted during fiscal 2010 and 2009 are summarized in the table below. Although no SAR’s were granted to Post employees during the nine months ended June 30, 2011, the table also shows the assumptions used to remeasure the fair value of cash-settled SARs at that date.

	June 30, 2011	2010	2009

Expected term	5.25 years	6.0 years	6.0 years
Expected stock price volatility	30.0%	30.6%	30.0%
Risk-free interest rate	1.84%	2.22%	2.79%
Expected dividends	0%	0%	0%
Fair value (per right)	$40.42	$19.31	$22.25

Restricted Stock Awards

Ralcorp’s restricted stock awards are nonvested shares of stock (or stock units) issued to awardees. The grant date market value of each award is recorded as a reduction of Ralcorp equity and amortized on a straight-line basis over the expected vesting period. The total fair value of restricted stock awards that vested during the nine months ended June 30, 2011, and fiscal years 2010 and 2009 was zero, $.5, and zero,

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

respectively. As of June 30, 2011 and September 30, 2011 there were a total of 13,000 nonvested restricted stock awards with a grant date fair value of $55.59 per share. On August 4, 2011, these shares became fully vested.

Other Stock-Based Compensation Awards

On August 4, 2008, Ralcorp granted a restricted incentive award to twelve Post employees, two of which subsequently forfeited the award. Each employee’s award called for a cash payment on August 4, 2011 equal to the value of 1,200 shares of Ralcorp stock on that day. The estimated fair value of the payout was accrued on a straight-line basis over the period from the grant date to the payout date. A similar award was granted to one employee on July 30, 2010 based on 5,000 shares and a payout date of August 5, 2013. Related expense recorded for the nine months ended June 30, 2011 and fiscal years 2010 and 2009 was $.6, $.2, and $.3, respectively.

Deferred Compensation

The Plan provides for a Deferred Compensation Plan for Key Employees through which eligible employees may elect to defer payment of all or a portion of their bonus until some later date. Deferrals may be made into Ralcorp common stock equivalents (Equity Option) or into a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives (Vanguard Funds). Deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash. There are no significant costs related to this deferred compensation plan. Post funds its deferred compensation liability (potential cash distributions) by investing in the Vanguard Funds in the same amounts as selected by the participating employees. Both realized and unrealized gains and losses on these investments are included in “Selling, general and administrative expenses” and offset the related change in the deferred compensation liability.

Note 16 — Related Party Transactions

Under Ralcorp’s centralized cash management system, cash requirements are provided directly by Ralcorp and cash generated by Post is generally remitted directly to Ralcorp. Transaction systems (e.g. payroll, employee benefits, and accounts payable) used to record and account for cash disbursements are generally provided by Ralcorp. Ralcorp also provides centralized demand planning, order management, billing, credit and collection services to Post. Transaction systems (e.g. revenues, accounts receivable, and cash application) used to record and account for cash receipts are generally provided by centralized Ralcorp organizations. These Ralcorp systems are generally designed to track assets/liabilities and receipts/payments on a business specific basis.

Net revenues in the accompanying combined statements of earnings represent net sales directly attributable to Post. Costs and expenses in the accompanying combined statements of earnings represent direct and allocated costs and expenses related to Post. Costs for certain functions and services performed by centralized Ralcorp organizations have been allocated to Post based upon reasonable activity bases (generally volume, revenues, net assets, or a combination as compared to the total of Ralcorp and Post amounts) or other reasonable methods. The combined statements of earnings include expense allocations for certain manufacturing, shipping, distribution and administration costs including information systems, procurement, accounting shared services, legal, tax, human resources, payroll, credit and accounts receivable, customer service, and cash management. For the nine months ended June 30, 2011 and 2010 (unaudited) and the years ended September 30, 2010 and 2009, total allocated costs were $16.6, $14.8, $19.6, and $7.6, respectively, which are reported in “Selling, general and administrative expenses.”

Certain cereal products of Post are produced in facilities owned by Ralcorp. In addition, Post produces certain products for sale to Ralcorp. The amounts related to these transactions have been included in the accompanying financial statements based upon transfer prices in effect at the time of the individual transactions which were consistent with prices of similar arm’s-length transactions. Net sales related to those

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

transactions totaled $6.9, $5.6, $6.7, and zero in the nine months ended June 30, 2011 and 2010 (unaudited) and the years ended September 30, 2010 and 2009, respectively.

Ralcorp maintains all debt obligations on a consolidated basis to fund and manage operations. During the periods presented in these financial statements, Post had no direct debt obligations; however, Ralcorp has followed the policy of applying debt and related interest expense to the operations of Post based upon net debt assumed in the acquisition of Post from Kraft Foods in August 2008 (see Note 12).

The combined balance sheets are presented assuming that all intercompany payables or receivables will be treated as adjustments to Ralcorp’s investment except the “Receivable from Ralcorp” related to the sale of trade receivables (see Note 8) and the debt discussed above.

Transition and integration costs

Post incurred significant costs related to the August 2008 acquisition by Ralcorp. The costs include transitioning Post into Ralcorp operations, including decoupling the cereal assets of Post from those of other operations of Kraft Foods Inc. (the former owner), developing stand-alone Post information systems, developing independent sales, logistics and purchasing functions for Post, and other significant integration undertakings. While a portion of those costs were capitalized, the expense portion was included in the statements of earnings as follows:

	Nine Months	Nine Months	Year Ended	Year Ended
	Ended June 30,	Ended June 30,	September 30,	September 30,
	2011	2010	2010	2009
		(Unaudited)

Cost of goods sold	$—	$.7	$1.3	$2.1
Selling, general and administrative expenses	—	4.8	6.4	29.5

	$—	$5.5	$7.7	$31.6

Note 17 — Information About Geographic Areas and Major Customers

Post’s external revenues were primarily generated by sales within the United States; foreign (primarily Canadian) sales were approximately 12% of total net sales. Sales are attributed to individual countries based on the address to which the product is shipped.

As of June 30, 2011, all of Post’s long-lived assets were located in the United States except for property located in Canada with a net carrying value of approximately $60.1.

In the nine months ended June 30, 2011 and the years ended September 30, 2010 and 2009, one customer accounted for $154.1, $209.4, and $223.9, respectively, or approximately 21% of total net sales.

Note 18 — Investment in Partnership

On February 1, 2010, Post Foods Canada Corp. received a noncash equity contribution from its parent company in the form of ownership interests in a Canadian partnership named RAH Canada Limited Partnership. The investment was recorded at $58.6 and reflects a 48.15% ownership in the partnership. The remainder of the ownership interests are held by another Ralcorp entity.

The earnings of the partnership are derived from interest on loans to the partners. See Note 12 for information about Post’s note payable to the partnership.

Post accounts for its investment in the partnership using the equity method. The amount of the Net Investment of Ralcorp that represents undistributed earnings from the partnership was $3.1 and $2.2 as of June 30, 2011 and September 30, 2010, respectively. The carrying value approximates the market value of Post’s investment.